         As filed with the Securities and Exchange Commission on August 10, 2000
                                            Registration Statement No. 333-_____
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                             ----------------------

                                Fonix Corporation
             (Exact name of registrant as specified in its charter)

                             ----------------------

             DELAWARE                                   22-2994719
 (State or other jurisdiction           (I.R.S. Employer Identification No.)
of incorporation or organization)

                      60 East South Temple Street, Suite 1225
                            Salt Lake City, Utah 84111
                                 (801) 328-8700
                        (Address, including zip code, and
                     telephone number, including area code,
                            of registrant's principal
                               executive offices)
                              ----------------------

                                THOMAS A. MURDOCK
                                  PRESIDENT, CEO
                               Fonix Corporation
                            60 East South Temple Street
                            Salt Lake City, Utah 84111
                                 (801) 328-8700
                     (Name, address, including zip code, and
                     telephone number, including area code,
                              of agent for service)

                                    COPY TO:
                             JEFFREY M. JONES, ESQ.
                          DURHAM JONES & PINEGAR, P.C.
                          111 EAST BROADWAY, SUITE 900
                           SALT LAKE CITY, UTAH 84111

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: from time to time after the effective date of this Registration Statement as determined by market conditions.
                              ----------------------

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _______.

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ________.

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

========================================================================================================================
                                                                  Proposed           Proposed
                                                                  Maximum            Maximum
                                         Amount                   Aggregate          Aggregate          Amount of
Title of Class of Securities             To be                    Price              Offering           Registration
to be Registered                         Registered (1)           Per Share          Price              Fee
------------------------------------------------------------------------------------------------------------------------

Class A Common Stock,                     2,700,000 shares (2)    $1.18 (3)       $ 3,186,000  (3)   $     841 (3)
$.0001 par value per share

Class A Common Stock,                    10,219,764 shares (4)    $1.18 (5)       $12,031,994  (3)   $   3,176 (3)
$.0001 par value per share

Class A Common Stock,                    13,265,133 shares (6)    $1.18 (5)       $15,652,857  (3)   $   4,132 (3)
$.0001 par value per share

Class A Common Stock,                     2,744,251 shares (7)    $1.18 (5)       $ 3,238,216  (3)   $     855 (3)
$.0001 par value per share

Class A Common Stock,                    36,310,821 shares (8)    $1.18 (3)       $42,846,768  (3)   $  11,312 (2)
$.0001 par value per share

Class A Common Stock,                       131,600 shares (9)    $1.18 (3)       $   155,288  (3)   $      41 (2)
$.0001 par value per share

Class A Common Stock,                       250,000 shares (10)   $1.18 (3)       $   295,000  (3)   $      78 (2)
$.0001 par value per share

Class A Common Stock,                       612,069 shares (11)   $1.18 (3)       $   722,241  (3)   $     191 (2)
$.0001 par value per share


                                         ------------------                       ------------       -----------
    Totals                                66,233,639 shares                       $78,155,694        $  20,633
                                         ===================                      =============      ==========
------------------------------------------------------------------------------------------------------------------------

(1)  All shares offered for resale by the Selling Stockholders.

(2) Comprised of approximately 2,700,000 shares of Class A common stock issued upon conversion of the Company's Series D 4% Convertible Preferred Stock, which shares are in excess of those covered by a registration statement on Form S-3 declared effective as of August 11, 1999, which was filed to register shares of Class A common stock issued upon conversion of the Series D Preferred Stock.

(3) The fee is estimated pursuant to Rule 457(c) under the Act on the basis of the average of the bid and asked price of Fonix's Class A common stock as reported on the OTC Bulletin Board on August 8, 2000.

(4) Comprised of (i) 6,707,402 shares of Class A common stock, representing 200% of the shares issuable upon a hypothetical conversion of $3,290,000 stated principal amount of 164,500 shares of Series D Preferred Stock assuming such hypothetical conversion occurred August 8, 2000, and (ii) 491,134 shares of Class A common stock, representing 200% of the shares of Class A common stock issuable as payment of dividends accrued on 164,500 shares of Series D Preferred Stock, assuming a hypothetical conversion on August 8, 2000.

(5)  Fee calculated pursuant to Rule 457(g)(3).

(6) Comprised of (i) 11,434,379 shares of Class A common stock issuable pursuant to the conversion right granted to the Equity Line Investor under the Note, assuming a hypothetical conversion of the full $7,500,000 principal amount of the Note on August 8, 2000, and (ii) 1,830,754 shares of Class A common stock, representing 200% of the shares issuable upon hypothetical conversion of all of the accrued interest on the Note through June 30, 2001, assuming a hypothetical conversion on August 8, 2000, of the full amount of accrued interest through June 30, 2001.

(7) Comprised of shares of Class A common stock issuable to the Equity Line Investor for failure to have the Registration Statement declared effective by October 15, 2000, assuming such failure continues for three months after October 15, 2000.

(8) Comprised of 200% of the shares of Class A common stock issuable pursuant to the Equity Line Agreement, assuming a hypothetical put by the Company of $12,500,000, the remainder of the Maximum Put Amount on August 8, 2000.

(9) Represents shares of Class A common stock issuable upon exercise of warrants to purchase up to an aggregate amount of 131,600 shares of Fonix's common stock at an exercise price that shall be 120% of the prevailing market price at the time of exercise, expiring three years after the issue date thereof, which warrants may be issued to the holders of the Series D Preferred Stock.

(10) Represents shares of Class A common stock issued to an unaffiliated third party as payment for consulting services.

(11) Represents shares of Class A common stock issued to the holder of the unconverted Series D 4% Convertible Preferred Stock for waiver of certain rights and for renegotiation of certain terms of the Series D preferred stock.

           Pursuant to Rule 416, there are also registered hereby such additional indeterminate number of shares of such Class A common stock as may become issuable as dividends or to prevent dilution resulting from stock splits, stock dividends or similar transactions.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) OF THE ACT, MAY DETERMINE.

==============================================================================

Prospectus                          Subject to completion, dated August 10, 2000

The information in this prospectus is not complete, and it may change. This prospectus is included in a registration statement that Fonix filed with the Securities and Exchange Commission. The Selling Stockholders cannot sell these securities until that registration statement becomes effective. This prospectus is not an offer to sell these securities or the solicitation of an offer to buy these securities in any state where an offer to sell or the solicitation of an offer to buy is not permitted. [GRAPHIC OMITTED]







                                Fonix Corporation
                                   66,233,639
                Class A Common Stock, par value $.0001 per share

      This prospectus covers the sale of up to 66,233,639 shares of Fonix Class A common stock (the "Shares"). Eight stockholders of Fonix Corporation are offering all of the Shares covered by this prospectus. The Selling Stockholders will receive all of the proceeds from the sale of the Shares and Fonix will receive none of those proceeds.

      Investment in the Shares involves a high degree of risk. You should consider carefully the risk factors beginning on page 8 of this prospectus before purchasing any of the Shares offered by this prospectus.

      Fonix Class A common stock is quoted on the OTC Bulletin Board and trades under the symbol "FONX". Nevertheless, the Selling Stockholders do not have to sell the Shares in transactions reported on the OTC Bulletin Board, and may offer their Shares through any type of public or private transactions.
                              --------------------





      The Securities and Exchange Commission and State Securities Regulators have not approved or disapproved the Shares, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.






                                __________, 2000

      Fonix has not registered the Shares for sale by the Selling Stockholders under the securities laws of any state. Brokers or dealers effecting transactions in the Shares should confirm that the Shares have been registered under the securities laws of the state or states in which sales of the Shares occur as of the time of such sales, or that there is an available exemption from the registration requirements of the securities laws of such states.

      This prospectus is not an offer to sell any securities other than the Shares. This prospectus is not an offer to sell securities in any circumstances in which such an offer is unlawful.

      Fonix has not authorized anyone, including any salesperson or broker, to give oral or written information about this offering, Fonix or the Shares that is different from the information included or incorporated by reference in this prospectus. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of this prospectus or any supplement to it.


                                Table of contents

Summary about Fonix and this offering..........................................2
Recent developments............................................................5
Important information incorporated by reference................................6
Where to get additional information............................................6
Explanation about forward-looking information..................................6
Risk factors...................................................................8
Information about Fonix Corporation ..........................................14
Management's discussion and analysis of financial condition and results of operations...............................................................14
Special note regarding forward-looking statements.............................23
Market price of and dividends on the Company's Class A common stock...........23
Selected financial data.......................................................23
Index to financial statements of Fonix Corporation............................25
Changes in and disagreements with accountants on accounting and financial disclosure...............................................................26
Use of proceeds...............................................................26
Selling security holders......................................................26
Plan of distribution..........................................................32
Legal matters.................................................................33

                              ---------------------



                      Summary about Fonix and this offering

Fonix

      Fonix Corporation, a Delaware corporation ("Fonix" or the "Company") is a development stage company engaged in marketing and developing proprietary human-computer interface ("HCI") technologies and solutions. Specifically, the Company has developed neural network-based automated speech recognition ("ASR"), text-to-speech ("TTS"), handwriting recognition ("HWR") and speech compression technologies that are integrated into products for commercial and industrial applications and customers. (ASR, TTS, HWR and speech compression technologies are sometimes collectively referred to as "Core Technologies".) The Company expects to continue to make commercially available applications and products utilizing its Core Technologies which enable people to interact with computers and electronic devices on human terms rather than conforming to the process of a machine. The Company believes its efficient, intuitive and natural method of HCI will enhance traditional interaction tools such as the keyboard and mouse in a broad range of mass market, consumer, industrial, embedded and server-based applications and products.

      Fonix is pursuing revenue opportunities through generation of non-recurring engineering fees, product and technology license and royalty fees, product sales and product support maintenance contracts. The Company currently markets its products and Core Technologies to software developers, consumer electronics manufacturers, micro-processor manufacturers, third-party product developers, operating system developers, network and shareware developers and Internet and web-related companies. The Company focuses its marketing efforts toward both embedded systems applications for mobile electronic devices and consumer products, and server-based solutions for Internet and telephony voice-activated applications.

      Manufacturers of consumer electronics products, software development and Internet content developers use Fonix Core Technologies to simplify the use of their products and increase product functionality resulting in broader market opportunities and significant competitive advantage. Fonix solutions support multiple platforms, are environment and speaker independent and provide easy integration within a relatively small memory requirement.

This offering

      The Shares covered by this prospectus are the shares of Class A common stock issued or issuable by Fonix upon the conversion of certain Series D 4% Convertible Preferred Stock (the "Series D preferred stock"), the exercise of warrants issued or issuable in connection with the Series D preferred stock, and the shares of Class A common stock issuable pursuant to an equity line of credit agreement between Fonix and one of the selling shareholders. The details regarding the Series D preferred stock and the equity line of credit agreement, as well as the Shares covered by this prospectus are as follows:

      Under an agreement dated August 31, 1998, Fonix issued a total of 1,108,334 shares of its Series D preferred stock. In return for 500,000 shares of the Series D preferred stock, Fonix received a total of $10,000,000 in funding from four investors. That funding was used primarily to finance the Articulate Systems, Inc. acquisition. As part of the same transaction, Fonix issued 608,334 shares of the Series D preferred stock in exchange for the agreement of seven investors to cancel their right to receive "reset shares" of Fonix common stock in connection with a private placement of Fonix common stock completed in March 1998.

      Under a second agreement dated September 30, 1998, Fonix issued a total of 250,000 shares of its Series E 4% Convertible Preferred Stock (the "Series E preferred stock"). For 100,000 shares of the Series E preferred stock, Fonix received $2,000,000 of additional funding from two investors, which also were purchasers of Series D preferred stock. The purchasers of the Series E preferred stock surrendered a total of 150,000 shares of Series D preferred stock, one-for-one, for the other 150,000 shares of Series E preferred stock.

      Subsequently, on November 13, 1998, Fonix sold 50,000 additional shares of Series D preferred stock on the same terms and conditions as the August 31, 1998 agreement.

      Both the Series D preferred stock and the Series E preferred stock are convertible into shares of Fonix Class A common stock according to one of three separate conversion formulas. The converting preferred stock holder chooses the conversion formula at the time of conversion. Under one conversion option, the preferred stock holder receives both Class A common stock and Class A common stock purchase warrants upon conversion of the preferred stock. Fonix will not issue warrants if the converting holder selects either of the other two conversion formulas. As part of the Series D and Series E transactions, Fonix agreed that it would register the shares of Class A common stock issuable upon conversion of the Series D and Series E or the exercise of any warrants issued upon conversion for public resales by the converting or exercising holder.

      Fonix filed a registration statement covering the shares of Class A common stock underlying the Series D preferred stock and the Series E preferred stock, which was declared effective on August 11, 1999. Subsequently, all of the Series E preferred stock and all but 164,500 shares of the Series D preferred stock were converted into shares of the Company's Class A common stock. The holders of the Series D and Series E preferred stock sold the majority of the Class A common stock received upon conversion and as payment of dividends accrued on the Series D and Series E preferred stock under the previous registration statement. However, due to the passage of time, the accrual of dividend shares over time, and the performance of the stock price of the Company's Class A common stock, the Series D preferred stock has been converted and is presently convertible into more shares than remain available under the previous registration statement.

      Accordingly, this registration statement, and the related prospectus, cover, in part, approximately 2,700,000 shares of Class A common stock issued in connection with prior conversions of Series D preferred stock and dividends accrued thereon, together with the shares underlying the remaining 164,500 shares of Series D preferred stock and shares issuable for dividends accrued thereon to date.

     Additionally, on August 8, 2000, the Company entered into a Private Equity Line Agreement (the "Equity Line Agreement") with Queen LLC, a private investor (the "Equity Line Investor"). Under the Equity Line Agreement, the Company has the right to draw down from the Equity Line Investor against an equity line of credit (the "Equity Line") up to $20 million. The initial $7.5 million are secured by a Promissory Note (the "Note"), bearing interest at a rate of 6%, compounded monthly, with interest accruing on each amount funded as of the date of the advancement of such funds by the Equity Line Investor. The Note is due June 30, 2001. Under the Note, the Equity Line Investor has the right (the "Conversion Right") to convert at its option all or a portion of the outstanding principal and interest into shares of the Company's Class A common stock as follows:

- The number of shares of Class A common stock to be issued is determined by dividing the amount of principal and accrued interest being converted by the lesser of (a) $0.75 or (b) 85% of the average of the three lowest closing bid prices of the Company's Class A Common Stock in the 20 day trading period prior to the exercise of the Conversion Right, and rounding to the nearest whole share.

     The remaining $12.5 million is available to the Company through a mechanism of drawdowns and puts of stock. The Company is entitled under the Equity Line Agreement to drawdown certain funds and to put to the Equity Line Investor shares of its Class A common stock in lieu of repayment of the drawdown. The number of shares to be issued is determined by dividing the amount of the drawdown by 90% of the average of the two lowest closing bid prices of the Company's Class A common stock over a seven trading day period consisting of the seven trading days after the put notice is tendered. The Equity Line Investor is required under the Equity Line Agreement to tender the funds requested by the Company within two trading days after the seven-day period used to determine the market price.

      In connection with the Equity Line Agreement, Fonix granted registration rights to the Equity Line Investor, in connection with which, Fonix has filed this registration statement. Fonix is required to file a registration statement covering the shares to be issued under the Equity Line Agreement and the Note within thirty days of the execution of the Equity Line Agreement, and to use its best efforts to cause the registration statement to be declared effective by October 15, 2000.

     Under the Note, in the event that this registration statement has not been declared effective by the Securities and Exchange Commission by October 15, 2000, the Company shall have the obligation to pay to the Equity Line Investor, on October 16, 2000, and at the end of each thirty-day period at the end of which the Registration Statement is not effective, a fee of 2% of the face amount of the Note, together with interest as accrued thereon under the Note. Upon effectiveness of the Registration Statement, the Equity Line Investor shall have the right to convert the fee into shares of the Company's Class A common stock, with the number of shares to be calculated by dividing the amount of the fee being converted by the lesser of (a) $0.75 or (b) 85% of the average of the three lowest closing bid prices of the Company's Class A common stock in the 20 day trading period prior to the exercise of the Conversion Right with respect to the fee, and rounding to the nearest whole share.

     Finally, this registration statement, and the related prospectus, register the sale of 250,000 shares of Class A common stock issued by the Company to a third party as payment for consulting services rendered to the Company, and 612,069 to the holder of the unconverted Series D 4% Convertible Preferred Stock in consideration for waiver of certain rights and for renegotiation of certain terms relating to conversion of the Series D preferred stock.

                               Recent developments

      Stock Options

      During the three months ended March 31, 2000, the Company granted options to purchase 2,529,400 shares of Class A common stock at exercise prices ranging from $0.28 to $0.88 per share. The term of all options granted during this three month period is ten years from the date of grant. Of the stock options issued, options to purchase 2,339,000 shares vested March 31, 2000, and the balance vest over the three years following issuance. As of March 31, 2000, the Company had a total of 16,170,334 options to purchase Class A common shares outstanding.

     Executive Compensation

     Effective January 31, 2000, the executive employment agreements with Thomas
A. Murdock, Chairman of the Board of Directors and Chief Executive Officer, and Roger D. Dudley, Executive Vice President and Chief Financial Officer, were extended through December 31, 2005. Annual base annual salary is $309,400 for each executive officer, representing a level of compensation less than provided in the original agreement with each officer, which reduction was agreed upon in connection with the cost reduction program initiated in February 1999. Compensation may be adjusted upward in future years as deemed appropriate by the board of directors. As bonus compensation for extending the terms of the agreements at the reduced compensation, each executive officer was granted options to purchase 1,400,000 shares of Class A common stock at an exercise price of $1.05, effective July 19, 2000.

      Periodic public reporting

      On April 14, 2000, the Company filed its 1999 annual report on Form 10-K with the Securities and Exchange Commission. The annual report included audited consolidated financial statements as of December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999, as well as other required information.

      Additionally, on May 14, 2000, the Company filed its quarterly report on Form 10-Q for the three months ended March 31, 2000. The quarterly report included unaudited condensed consolidated financial statements for the three months ended March 31, 2000 and 1999, as well as other information required to be presented.

      For a free copy of these filings, please contact Fonix at:

                      Fonix Corporation, Investor Relations
                        60 East South Temple, Suite 1225
                           Salt Lake City, Utah 84111
                                 (801) 328-8700
                               Fax (801) 328-8778
                            e-mail: invrel@fonix.com

Additionally, both the annual and quarterly report are available at the Securities and Exchange Commission's website at http://www.sec.gov.

                 Important information incorporated by reference

           For  purposes of this  prospectus,  the  Commission  allows  Fonix to
"incorporate by reference" certain information Fonix has filed with the Commission, which means that Fonix is disclosing important information to you by referring you to other information Fonix has filed with the Commission. The information Fonix incorporates by reference is considered part of this prospectus. Fonix specifically is incorporating by reference the following documents:

     o Annual Report on Form 10-K for the year ended December 31, 1999, filed with the Commission on April 14, 2000

     o Quarterly Report on Form 10-Q for the three months ended March 31, 2000, filed with the Commission on May 14, 2000

     o Current Report on Form 8-K, dated December 22, 1998, filed with the Commission on January 7, 1999

     o Current Report on Form 8-K, dated March 30, 2000, filed with the Commission on March 30, 2000

      You can request a free copy of any of the filings listed above by writing, calling, e-mailing, or faxing a request to Fonix at:

                      Fonix Corporation, Investor Relations
                        60 East South Temple, Suite 1225
                           Salt Lake City, Utah 84111
                                 (801) 328-8700
                               (801) 328-8778 Fax
                            e-mail: invrel@fonix.com

Alternatively, certain of the documents incorporated by reference are available at the Commission's website at http://www.sec.gov.

      This prospectus is part of a registration statement that Fonix filed with the Commission. This prospectus does not contain all of the information included in the registration statement, as certain items are omitted in accordance with the rules and regulations of the Commission. Statements or descriptions contained in this prospectus about any agreements or other documents provide, in Fonix's belief, all information about such agreements or documents that is material to a decision to invest in the Fonix Shares, but not all terms of all such agreements and documents are described. If you want more information, Fonix refers you to the copy of such agreement or document filed as an exhibit to the registration statement or the reports and other materials incorporated by reference into this prospectus. The registration statement, including all of its exhibits and schedules, may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and you can obtain copies of all or any part of it from the Commission, although the Commission charges for such copies.

                       Where to get additional information

      Federal securities law requires Fonix to file information with the Securities and Exchange Commission concerning its business and operations. Accordingly, Fonix files annual, quarterly and special reports, proxy statements and other information with the Commission. You can inspect and copy this information at the public reference facility maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can also do so at the following regional offices of the Commission:

     o New York Regional Office, Seven World Trade Center, Suite 1300, New York, New York 10048

     o Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661

      You can get additional information about the operation of the Commission's public reference facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site (http://www.sec.gov) at which you can read or download Fonix's reports, proxy and information statements and other information. Reports and other information concerning Fonix also may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                  Explanation about forward-looking information

      This prospectus, including information contained in documents that are incorporated by reference in this prospectus, contains "forward-looking statements," as that term is defined by federal securities laws, that relate to the financial condition, results of operations, plans, objectives, future performance and business of Fonix. These statements are frequently preceded by, followed by or include the words "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve certain risks and uncertainties, and whether those risks and uncertainties occur or develop adversely, Fonix's actual results may differ materially from those contemplated by such forward-looking statements. In the section of the prospectus entitled "Risk Factors" Fonix has summarized a number of the risks and uncertainties that could affect the actual outcome of the forward-looking statements included in this prospectus. Fonix advises you not to place undue reliance on such forward-looking statements in light of the material risks and uncertainties to which they are subject.

                                  Risk factors

      An investment in Fonix Class A common stock involves a high degree of risk and should not be made by persons who cannot afford the loss of their entire investment. You should carefully consider the risks described below in addition to the other information presented in this prospectus or incorporated by reference into this prospectus before deciding to invest in the Shares covered by this prospectus.

Fonix's  substantial  and  continuing  losses  since  inception,   coupled  with
significant ongoing operating expenses, raise substantial doubt about Fonix's ability to continue as a going concern.

      Since its inception, Fonix has sustained losses. Such losses continue due to acquisitions made in 1998, ongoing operating expenses, and a lack of revenues sufficient to offset operating expenses. Fonix had negative working capital of $4,166,493 at March 31, 2000. Fonix has raised capital to fund ongoing operations by private sales of its securities, some of which have been highly dilutive and involve considerable expense. Furthermore, in recent months, the financial condition of the Company has required the Company to negotiate with its creditors to reduce the amount or extend the due date of certain obligations. In its present circumstances, there is substantial doubt about Fonix's ability to continue as a going concern absent immediate and significant sales of its existing products, substantial revenues from new licensing or co-development contracts or a relatively large sale of its securities in the near term.

      Fonix incurred net losses of $21,662,419,  $43,118,782 and $22,453,948 for the years ended December 31, 1999, 1998 and 1997, respectively, and $5,787,153 for the three months ended March 31, 2000. As of March 31, 2000, Fonix had an accumulated deficit of $125,321,448. For the year ended December 31, 1999, Fonix recorded revenues of $439,507. For the three months ended March 31, 2000, Fonix recorded revenues of $56,447. For the years ended December 31, 1999 and 1998, Fonix recorded combined revenues from the licensing of TTS and HWR technologies in the amount of $439,507 and $236,586, respectively. Other than these revenues, Fonix's only revenues to date resulted from non-refundable license fees totaling $2,368,138 paid in 1998 by an international microchip manufacturer for the use of certain technologies in integrated circuits suitable for telecommunications applications, and for which Fonix has no further obligation whatsoever.

      Fonix expects continuing losses from operations until such time as:

      o current and additional co-development arrangements with third parties produce revenues sufficient to offset Fonix's ongoing operating expenses; and/or

      o revenues from the licensing of Core Technologies and products increase to levels sufficient to exceed Fonix's operating expenses.

      Until that time, the Company must rely on funds raised through debt and equity placements.

Continuing debt obligations could impair Fonix's ability to continue as a going concern.

      As of April 10, 2000, Fonix owed trade payables in the aggregate amount of approximately $789,774, of which $755,454 are more than 90 days overdue. At present, Fonix's revenues from existing licensing arrangements and products are not sufficient to offset Fonix's ongoing operating expenses or to pay substantial amounts of Fonix's current debt as described above. There is substantial risk, therefore, that the existence and extent of the debt obligations described above could adversely affect Fonix, its operations and financial condition.

If Fonix does not receive additional capital when and in the amounts needed in the near future, its ability to continue as a going concern is in substantial doubt.

      Fonix anticipates incurring substantial product development and research and general operating expenses for the foreseeable future which will require substantial amounts of additional capital on an ongoing basis. These capital needs are in addition to the amounts required to repay the debt discussed above. Fonix most likely will have to obtain such capital from sales of its equity, convertible equity and debt securities. Obtaining future financing may be costly and will be dilutive to existing stockholders. If Fonix is not able to obtain financing when and in the amounts needed, and on terms that are acceptable to it, Fonix's operations, financial condition and prospects could be materially and adversely affected, and Fonix could be forced to curtail its operations or sell part or all of its assets, including its Core Technologies.

Holders of Fonix Class A common stock are subject to the risk of additional and substantial dilution to their interests as a result of the conversion of presently issued preferred stock and other securities convertible into common stock and issuances of Class A common stock in connection with the Equity Line and the Note.

      Introduction

      Fonix currently has three series of preferred stock outstanding: Series A, Series D, and Series F. All of Fonix's presently outstanding preferred stock is convertible into shares of Fonix Class A common stock. The Series A preferred stock was issued in October 1995 and is convertible, one-for-one, into 166,667 shares of Class A common stock at the option of the holder. The Series D and Series F preferred stock are convertible into Fonix Class A common stock according to one of three separate conversion formulas for the Series D preferred stock and one of two formulas for the Series F preferred stock, one of which is based, in part, on the market price of Class A common stock during the several week period leading up to the conversion date. Fonix previously had a fourth series of preferred stock outstanding, its Series E preferred stock, with terms similar to those of the Series D, but all shares of the Series E preferred stock have been converted into shares of Class A common stock. Of the 316,036 shares of Series F preferred stock issued, 305,281 have been converted into 8,181,949 shares of Class A common stock.

      At August 8, 2000, the remaining 164,500 shares of Series D preferred stock would convert into 4,737,221 shares of Class A common stock, representing 2.86% of all shares of Class A common stock then outstanding. However, this calculation excludes the issuance of shares of Class A common stock as payment of dividends accrued on the Series D preferred stock at the date of conversion, as well as shares of Class A common stock issued upon conversion of the Series D preferred stock prior to August 8, 2000.

      At August 8, 2000, the remaining 10,755 shares of series F preferred stock would convert into 327,938 shares of Class A common stock, representing 0.20% of all shares of Class A common stock then outstanding. However, this calculation excludes the issuance of shares of Class A common stock as payment of dividends accrued on the Series F preferred stock at the date of conversion, as well as shares of Class A common stock issued upon conversion of the Series F preferred stock prior to August 8, 2000.

      The following table describes the number of shares of Class A common stock that would be issuable as of August 8, 2000, assuming that all of the presently outstanding shares of the Series D preferred stock and Series F preferred stock were converted, that the full amount of the Equity Line had been put to the Equity Line investor, that the full amount of the Note had been advanced to the Company, and that the registration statement had been declared effective by the SEC, and further assuming that the applicable conversion or exercise prices at the time of such conversion or exercise were the following amounts. The table excludes the effect of the issuance of shares of Class A common stock upon payment of accrued dividends or interest and also excludes differences among the various methods of calculating the applicable conversion or exercise price.



                                           Shares of Class A Common Stock Issuable Upon Conversion of
-------------------------     ----------------------------------------------------------------------------------    ----------------
                                                    Shares issuable      Shares issuable                             Total Class A
Hypothetical Conversion/      Series D              upon exercise of     upon put of          Series F               Common Stock
Exercise Price                Preferred Stock       the Conversion       remaining            Preferred Stock        Issuable
                                                    Right under the      $22,500,000
                                                    Note for
                                                    $7,500,000
-------------------------     ----------------------------------------------------------------------------------    ----------------
            $0.25              13,160,000           30,000,000           50,000,000              860,400                 94,020,400
            $0.75               4,386,667           30,000,000           16,666,667              286,800                 51,340,133
            $1.50               2,193,333           10,000,000            8,333,333              286,800                 20,813,467
            $2.25               1,462,222           10,000,000            5,555,556              286,800                 17,304,578
            $3.00               1,096,667           10,000,000            4,166,667              286,800                 15,550,133

      Given the structure of the conversion formulas applicable to the Series D preferred stock and the Series F preferred stock, and the formulas for calculating the shares to be issued under the Equity Line and the Note, there effectively is no limitation on the number of shares of Class A common stock into which such convertible securities may be converted or issued in connection with a put under the Equity Line or the exercise of the Company's Conversion Right under the Note. If the market price of the Class A common stock decreases, the number of shares of Class A common stock underlying the Series D preferred stock and the Series F preferred stock and issuable in connection with the Equity Line and the Note will increase.

     Overall Dilution to Market Price and Relative Voting Power of Previously Issued Common Stock

      The conversion of the Series D preferred stock and the Series F preferred stock and the issuance of Class A common stock in connection with the Equity Line and the Note may result in substantial dilution to the equity interests of other holders of Fonix Class A common stock. Specifically, the issuance of a significant amount of additional Fonix Class A common stock would result in a decrease of the relative voting control of Fonix Class A common stock issued and outstanding prior to the conversion of the Series D preferred stock and the Series F preferred stock and the issuance of Class A common stock in connection with the Equity Line. Furthermore, public resales of Fonix Class A common stock following the conversion of the Series D preferred stock and the Series F preferred stock and the issuance of Class A common stock in connection with the Equity Line likely would depress the prevailing market price of Fonix Class A common stock. Even prior to the time of actual conversions, exercises and public resales, the market "overhang" resulting from the mere existence of Fonix's obligation to honor such conversions or exercises could depress the market price of Fonix Class A common stock.

      Increased Dilution With Decreases in Market Price of Class A Common Stock

      The outstanding shares of Series D preferred stock and the Series F preferred stock are convertible at a floating price that may and likely will be below the market price of Fonix Class A common stock prevailing at the time of conversion or exercise. Similarly, the formulas for determining the number of shares of Class A common stock under the Equity Line and the Note are based, in part, on the market price of the Class A common stock and likely will include a discount from the market price. As a result, the lower the market price of Fonix Class A common stock at and around the time the holder converts or the Company puts shares under the Equity Line or exercises the Conversion Right under the Note, the more Fonix Class A common stock the holder of such convertible securities or the Equity Line investor receives. Any increase in the number of shares of Fonix Class A common stock issued upon conversion or put of shares as a result of decreases in the prevailing market price would compound the risks of dilution described in the preceding paragraph of this risk factor.

      Increased Potential for Short Sales

      Downward pressure on the market price of Fonix Class A common stock that likely would result from sales of Fonix Class A common stock issued on conversion of the Series D preferred stock and the Series F preferred stock or in connection with a put under the Equity Line or exercise of the Conversion Right under the Note could encourage short sales of Class A common stock by the holders of the Series D preferred stock and the Series F preferred stock and the Equity Line investor. Material amounts of such short selling could place further downward pressure on the market price of Fonix Class A common stock.

      Limited Effect of Restrictions on Extent of Conversions

      The holders of the Series D preferred stock and the Series F preferred stock are prohibited from converting their preferred stock into more than 4.999% of the then outstanding Fonix Class A common stock. Fonix is similarly prohibited from putting shares to the Equity Line investor if such put would result in that investor holding more than 4.999% of the then outstanding Fonix Class A common stock. These restrictions, however, do not prevent such holders or investor from either waiving such limitation or converting or exercising and selling some of their convertible security position and thereafter converting or exercising the rest or another significant portion of their holding or receiving additional put shares. In this way, individual holders of Series D preferred stock and the Series F preferred stock and the Equity Line Investor could sell more than 4.999% of the outstanding Fonix Class A common stock in a relatively short time frame while never holding more than 4.999% at one time.

     Payment of dividends and interest in shares of Class A common stock may result in further dilution

      Under the terms of the Series D preferred stock, the Series F preferred stock, and the Note, the Company has the option to pay dividends on the preferred stock and interest on the outstanding principal amount of the Note in shares of the Company's Class A common stock. The dividends accrue from the date of the purchase of the preferred stock, and interest accrues from the date of the advance by the Equity Line Investor. As such, a decision by the Company to pay such dividends and interest in shares of Class A common stock could result in a substantial increase in the number of shares issued and outstanding and could result in a decrease of the relative voting control of Fonix Class A common stock issued and outstanding prior to such payment of dividends and interest.

     Fonix is in its initial commercialization of its key technologies, products, and solutions.

      There   presently  are  a  limited   number  of   commercially   available
applications or products incorporating the Fonix Core Technologies. Fonix markets its HCI technologies and products for embedded applications, and Internet and telephony applications. However, the marketing of these technologies and products is in its initial start-up phase with no material purchase commitments or meaningful sales. These product offerings are still relatively limited and have not generated significant revenues to date. An additional element of Fonix's business strategy is to achieve revenues through appropriate strategic alliances, co-development arrangements, and license arrangements with third parties. In addition to collaboration or licensing agreements with an international microchip manufacturer, Intel, Microsoft, Vocalis, and Nuvo-Media, the Company has recently entered into licensing and joint-marketing agreements with Kyushu Matsushita Electric Co., Ltd., Concierge, Inc., and Nuance. These agreements are based on joint marketing and application development for specific end-users or customers. There can be no assurance that these collaboration or manufacturing agreements will produce license or other agreements which will generate material revenues for Fonix.

     The market for many of Fonix's technologies is largely unproven and may never develop sufficiently to allow Fonix to capitalize on its technology and products.

      The  market  for  HCI  technologies,  including  ASR,  TTS,  and  HWR,  is relatively new. Additionally, Fonix's technologies are new and, in many instances, represent a significant departure from technologies which already have found a degree of acceptance in the human-computer interface marketplace. The financial performance of Fonix will depend, in part, on the future development, growth, and ultimate size of the market for HCI applications and products generally, and applications and products incorporating Fonix's technologies and applications. The applications and products which incorporate Fonix's technologies will be competing with more conventional means of information processing such as data entry, access by keyboard or touch-tone telephone, or professional dictation services. Fonix believes that there is a substantial potential market for applications and products incorporating advanced HCI technologies including speech recognition, speech synthesis, speech compression, speaker identification and verification, handwriting recognition, pen and touch screen input, and natural language understanding. Nevertheless, such a market for the Core Technologies or for products incorporating the Core Technologies may never develop to the point that profitable operations can be achieved or sustained.

     Competition from other industry participants and rapid technological change could impede Fonix's ability to achieve profitable operations.

      The computer hardware and software industries are highly and intensely competitive. In particular, the HCI market sector and specifically the ASR, computer voice and communications industries are characterized by rapid technological change. Competition in the market sector of HCI technology is based largely on marketing ability and resources, distribution channels, technology and product superiority and product service and support. The development of new technology or material improvements to existing technologies by Fonix's competitors may render Fonix's Core Technologies less attractive or even obsolete. Accordingly, the success of Fonix will depend upon its ability to continually enhance its Core Technologies and interactive solutions and products to keep pace with or ahead of technological developments and to address the changing needs of the marketplace. Some of Fonix's competitors have greater experience in developing, manufacturing and marketing human-computer interface technologies, applications and products, and some have far greater financial and other resources than Fonix, or its potential licensees and co-developers, as well as broader name-recognition, more-established technology reputations, and mature distribution channels for their products and technologies. Barriers to entry in the software industry are low, and as the market for various human-computer interface products expands and matures, Fonix expects more entrants into this already competitive arena.

     Fonix's independent public accountants have included a "going concern" paragraph in their report for the years ended December 31, 1999, 1998, and 1997.

      The independent public accountants' report for Fonix's financial statements for the years 1999, 1998, and 1997 includes an explanatory paragraph regarding substantial doubt about Fonix's ability to continue as a going concern. This may have an adverse effect on the Company's ability to obtain financing.

     Fonix's operations and financial condition could be adversely affected by Fonix's failure or inability to protect its intellectual property or if Fonix's technologies are found to infringe the intellectual property of a third party.

      Dependence on proprietary technology

      Fonix's success is heavily dependent upon its proprietary technology. On June 17, 1997, the United States Patent and Trademark Office issued U.S. Patent No. 5,640,490 entitled "A User Independent, Real-time Speech Recognition System and Method" (the "'490 Patent"). The 490 Patent has a 20-year life running from the November 4, 1994 filing date, and has been assigned to Fonix. This patent covers certain elements of the Fonix ASR technologies. Fonix has acquired two other patents and has filed 13 additional United States and foreign patent applications. In addition to its patents, Fonix relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. Such means of protecting Fonix's proprietary rights may not be adequate because such laws provide only limited protection. Despite precautions that Fonix takes, it may be possible for unauthorized third parties to duplicate aspects of the Fonix technologies or the current or future products or technologies of its business units or to obtain and use information that Fonix regards as proprietary. Additionally, Fonix's competitors may independently develop similar or superior technology. Policing unauthorized use of proprietary rights is difficult, and some international laws do not protect proprietary rights to the same extent as United States laws. Litigation periodically may be necessary to enforce Fonix's intellectual property rights, to protect its trade secrets or to determine the validity and scope of the proprietary rights of others.

          Risks of infringement by Fonix upon the technology of unrelated parties or entities

      Fonix is not aware and does not believe that any of its technologies or products infringe the proprietary rights of third parties. Nevertheless, third parties may claim infringement with respect to its current or future technologies or products or products manufactured by others and incorporating Fonix's technologies. Fonix expects that participants in the human-computer interface industry increasingly will be subject to infringement claims as the number of products and competitors in the industry grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming, result in costly litigation, cause development delays, or require Fonix to enter into royalty or licensing agreements. Royalty or license agreements may not be available on acceptable terms or at all. As a result, infringement claims could have a material adverse affect on Fonix's business, operating results, and financial condition.

     Fonix is subject to the risk that certain key personnel, including key scientific employees and independent contractors named below, on whom Fonix depends, in part, for its operations, will cease to be involved with Fonix.

      Fonix is dependent on the knowledge, skill and expertise of several key scientific employees, including John A. Oberteuffer, Ph.D., Dale Lynn Shepherd,
R. Brian Moncur, Mark Hamilton and Doug Jensen; independent contractors including C. Hal Hansen, Tony R. Martinez, Ph.D., and Kenneth P. Hite; and executive officers, including Thomas A. Murdock and Roger D. Dudley. The loss of any of the key personnel listed above could materially and adversely affect Fonix's future business efforts. Although Fonix has taken reasonable steps to protect its intellectual property rights including obtaining non-competition and non-disclosure agreements from all of its employees and independent contractors, if one or more of Fonix's key scientific, executive employees or independent contractors resigns from Fonix to join a competitor, to the extent not prohibited by such person's non-competition and non-disclosure agreement, the loss of such personnel and the employment of such personnel by a competitor could have a material adverse effect on Fonix. Fonix does not have key man life insurance on any of its employees.

     Mediation and arbitration between the Company and the Oregon Graduate Institute could adversely affect Fonix if Fonix is found to be in default of certain agreements.

      On July 28, 1999, Oregon Graduate Institute ("OGI") filed a notice of default, demand for mediation and demand for arbitration with the American Arbitration Association. In its demand, OGI asserted that Fonix had defaulted under three separate agreements between Fonix and OGI in the total amount of $175,000. On or about September 23, 1999, the Company responded to OGI's demand and denied the existence of a default under the three agreements identified by OGI. Moreover, the Company asserted a counterclaim against OGI in an amount not less than $250,000. An arbitration hearing has been set for August 2000.

      Fonix believes the OGI arbitration claims are without merit, and intends to press its counterclaim against OGI. However, if Fonix is found to have defaulted under one or more of the agreements with OGI, Fonix may be required to pay the asserted amount of damages arising from the default or other amounts awarded in the arbitration. At a minimum, the ongoing nature of the action will result in some diversion of management time and effort from the operation of the business.

      In addition to the legal matters described above, Fonix is involved in other litigation that is routine or does not involve material liabilities and therefore is not separately discussed in this prospectus.

     Fonix has no dividend history and no intention to pay dividends in the foreseeable future.

      Fonix has never paid dividends on or in connection with any class of its common stock and does not intend to pay any dividends to common stockholders for the foreseeable future.

     There may be additional unknown risks which could have a negative effect on Fonix.

      The risks and uncertainties described in this section are not the only ones facing Fonix. Additional risks and uncertainties not presently known to Fonix or that Fonix currently deems immaterial may also impair its business operations. If any of the foregoing risks actually occur, Fonix's business, financial condition, or results of operations could be materially adversely affected. In such case, the trading price of Fonix Class A common stock could decline and you may lose all or part of your investment.

                       Information about Fonix Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations

THIS STATEMENT OF MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CONTAINS, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS ANTICIPATED BY THE COMPANY AND DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES ARE DISCUSSED IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999.

Overview

Corporate Summary

      Since inception, Fonix has devoted substantially all of its resources to research, development and acquisition of software technologies that enable intuitive human interaction with computers, consumer electronics, and other intelligent devices. Through March 31, 2000, the Company has incurred cumulative losses amounting to $104,056,240, excluding cumulative losses from discontinued operations of $8,462,387 and net extraordinary losses of $345,482. Such losses are expected to continue until the effects of recent marketing and sales efforts begin to take effect, if ever.

      In February 1999, Fonix management began to transition its strategic focus from technology research, development and acquisition into sales and marketing and product delivery. For the year ended December 31, 1999, the Company expended $1,125,611 in sales and marketing activities. For the three months ended March 31, 2000, the Company expended $468,559 in sales and marketing activities. The Company has made this transition while continuing to achieve technology upgrades to maintain distinct competitive technology advantages.

      In its current marketing efforts, the Company seeks to form relationships with third parties which can incorporate the Fonix Core Technologies into new or existing products. Such relationships may be structured in any of a variety of ways including traditional technology licenses, co-development relationships through joint ventures or otherwise, and strategic alliances. The third parties with whom Fonix presently has such relationships and with which it may have similar relationships in the future include developers of application software and operating systems and manufacturers of computers, microprocessor chips, consumer electronics, automobiles, telephony and other technology products.

      In February 1999, in connection with its transition in strategic focus, the Company undertook an aggressive program of cost reduction emphasized in four areas of operations:

      1. Salaries, wages and related costs - Salaries greater than $50,000 per year were reduced 20 to 30 percent; 2. Third-party consultants - Reliance on third-party consultants was reduced in the areas of research and development, marketing and public relations;
      3. Occupancy costs - Office space was reduced to accommodate current operating needs; and 4. Asset acquisition - Acquisition of new operating assets was significantly restricted.

      Implementation of these measures has reduced the monthly deficit in cash flows from operating activities from $3 million in early 1999 to less than $1 million in December 1999. For the three months ended March 31, 2000, the average monthly deficit in cash flows used in operating activities was $1,060,633 as compared to $1,714,256 for the same period in 1999. Additional reductions are expected as these measures reach full effect, but will be offset by increased expenses in sales and marketing and ongoing product development.

      On May 19, 1999, Fonix signed an agreement to sell the operations and a significant portion of the assets of its HealthCare Solutions Group ("HSG"), which consisted primarily of the operations of Articulate to Lernout & Hauspie Speech Products N.V. ("L&H"), an unrelated third party. The sale closed September 1, 1999. The proceeds from the

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sale were used to reduce  certain  of the  Company's  liabilities  and  provided working capital to allow Fonix to focus on marketing and developing technologies and products.

Results of Operations

      The results of operations disclosed below give effect to the sale of the HSG and the classification of its net assets and operating activities as discontinued operations.

Three months ended March 31,  2000,  compared  with three months ended March 31,
1999

      During the three months ended March 31, 2000, the Company recorded revenues of $56,447, reflecting a modest increase of $2,641 over the same period in the previous year. Revenues in 2000 and 1999 were generated through sales and licensing of the Company's products and technologies.

      Selling, general and administrative expenses were $3,338,606 and $2,745,066 for the three months ended March 31, 2000 and 1999, respectively. Included in these expenses for the three months ended March 31, 2000 are compensation-related charges in the amount of $816,667 resulting from the exercise of stock appreciation rights and revaluation of options previously granted for which terms were revised. Absent these charges, selling, general and administrative expenses decreased $223,127. This net decrease is a reflection of ongoing cost reduction efforts that have resulted in decreases in compensation related expenses of $504,285, legal and accounting expenses of $285,242 and consulting expenses of $93,022. Decreases in occupancy, travel and investor relations expenses amounted to $211,715. These reductions are offset by non-cash charges in the amount of $966,658 resulting from the issuance of warrants to consultants and advisors assisting in the planning and development of the Company's strategic focus.

      The  Company  incurred  product   development  and  research  expenses  of
$1,450,758 during the three months ended March 31, 2000, a decrease of $1,062,068 from the same period in the previous year. This decrease was due primarily to the transition in strategic focus and the resulting cost reduction program initiated in February 1999. Decreases of $747,357 in compensation related expenses and $223,728 in consulting expenses are reflections of successful efforts in these cost reduction measures.

      The Company incurred an expense of $474,000 resulting from the purchase of the rights to certain technology from an executive officer and director of the Company. The executive officer received warrants to purchase 600,000 shares of Class A common stock at an exercise price of $1.00 per share. The warrants were valued at $0.79 per share using the Black-Scholes pricing method.

      The Company incurred losses from operations of $5,817,002 and $5,866,986 during the three months ended March 31, 2000 and 1999, respectively. While operating losses for the three months ended March 31, 2000 did not decrease substantially from those incurred in the three months ended March 31, 1999, over $1.7 million of the expenses incurred in the three months ended March 31, 2000 related to non-cash charges, evidencing a significant reduction in the cash used in operations.

      Net other expense was $2,128 for the three months ended March 31, 2000, a decrease of $2,202,220 from the three months ended March 31, 1999. This decrease was due primarily to $1,942,000 in interest and finance charges incurred in the three months ended March 31, 1999, related to the issuance of Series C convertible debentures in January and March, 1999. No such charges were incurred in 2000.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

      During 1999, the Company recorded revenues of $439,507, a decrease of $2,165,217 from $2,604,724 for 1998. Revenue in 1998 included licensing fees of $2,368,138 from an international microchip manufacturer for which the Company had no further obligation, and product sales and licensing fees of $236,586 from other customers. The 1999 revenues are primarily from licensing fees from TTS and HWR technologies and products.


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      Selling,  general and administrative expenses were $9,498,753 for 1999 and
$8,817,643 for 1998, an increase of $681,110. A one-time charge to compensation expense in 1999 in the amount of $1,443,300 for obligations to certain executives for expenses incurred on behalf of the Company more than offsets reductions achieved in other areas. Absent this charge, selling, general and administrative expenses decreased by $762,490, due primarily to the cost reduction measures undertaken by the Company in February 1999. Decreases in salaries and related costs of $85,613 and in consulting expenses of $61,842 are direct results of such measures. Also, a reduction in acquisition activity from 1998 to 1999 resulted in a decrease of $213,346 in legal and investor-related expenses.

      The Company incurred product development and research expenses of $7,909,228 during 1999, a decrease of $5,151,376 from 1998. This decrease was due primarily to management's cost reduction initiatives implemented in February 1999 and the transition of emphasis from research and development towards sales and marketing. The Company anticipates further decreases in product development and research costs as it nears completion of development of certain TTS and ASR products. During 1999 and 1998, the Company expended a total of approximately $303,000 and $130,000, respectively, in connection with ongoing development of the AcuVoice purchased in-process R&D projects. The Company anticipates that its investment in product development and research will continue at decreased levels for 2000, assuming availability of working capital.

      Amortization of goodwill and purchased Core Technologies was $2,588,896 for 1999 and $1,712,267 for 1998. The increase of $876,629 results from a full year of amortization in 1999 compared to a portion of the year in 1998 from the respective acquisition dates of AcuVoice and Papyrus to the end of the year.

      Net other expense was $3,698,789 for 1999, a decrease of $2,808,456 from 1998, resulting from changes in several areas. Interest income decreased by $979,998 primarily due to certificates of deposit that were converted to cash to retire a bank line of credit in January 1999. Cancellation of certain common stock reset provisions resulted in an expense of $6,111,577 in 1998 but did not affect 1999. Finally, interest expense increased by $2,165,778 primarily as a result of beneficial conversion features recorded on convertible securities issued in 1999, interest charges incurred on advances from the purchaser of the HSG and interest charges on the Series C convertible debentures issued in January and March 1999.

1998 Compared to 1997

     During 1998, the Company recorded revenues of $2,604,724, of which $2,368,138 was a non-refundable license fee from an international microchip manufacturer for which the Company has no further obligation of any kind. The balance of revenues reflect sales and licensing fees related to TTS technology.

      During 1998, the Company incurred product development and research expenses of $13,060,604, an increase of $5,994,310 over the $7,066,294 incurred in 1997. This increase was due primarily to the addition of product development and research personnel, increased use of independent contractors, equipment, facilities and the operations of AcuVoice and Papyrus. Additionally, the Company expensed purchased in-process research and development totaling approximately $9,315,000 during 1998, in connection with the acquisition of AcuVoice.

      Selling, general and administrative expenses were $8,817,643 in 1998 representing a decrease of $4,129,469 from 1997. This decrease resulted primarily from a reduction in consulting and outside services amounting to $6,739,461, offset by an increase in salaries, wages and related benefits of $858,713, due to the increased workforce from the AcuVoice and Papyrus acquisitions, and an increase in legal fees of $1,169,770, incurred primarily in connection with acquisitions of AcuVoice, Articulate and Papyrus.

      Goodwill and purchased core technology resulting from the acquisitions of AcuVoice and Papyrus was amortized to operations for the first time in 1998. An expense of $1,712,267 reflects amortization from the date of acquisitions to the end of the year.

      Net other expense was $6,507,245 for 1998, an increase of $4,948,567 over the previous year. This increase was primarily due to a $6,111,577 expense recorded in connection with the settlement of a reset provision associated with

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a private placement of Class A common stock. This increase was offset in part by a reduction in interest expense of $1,287,599 from 1998, primarily due to extinguishment of certain debt instruments.

In-Process Research and Development

      At the date of acquisition of AcuVoice, management estimated that the acquired in-process research and development projects of AcuVoice were approximately 75 percent complete and that an additional $1.0 million would be required to develop these projects to commercial viability. As of December 31, 1999, the Company has expended a total of approximately $433,000 in connection with the AcuVoice acquired in-process research and development projects, and management estimates that a total of approximately $567,000 will be required to complete the AcuVoice projects. Management also estimates that the AcuVoice projects are 88 percent complete as of December 31, 1999, and that the release dates will be in the second quarter of 2000.

Liquidity and Capital Resources

           From its inception, the Company's principal source of capital has been private and other exempt sales of its debt and equity securities. The Company continues to raise additional funds in like manner to satisfy its cash operating requirements for the foreseeable future. Because the Company presently has limited revenue from operations, it will continue rely primarily on financing through the sale of its equity and debt securities to satisfy future capital requirements until such time as sufficient revenue is generated through third-party licensing or co-development arrangements to satisfy its ongoing operating requirements. There can be no assurance that the Company will be able to secure this funding or that the terms of such financing will be favorable to the Company. Furthermore, the issuance of equity or debt securities which are or may become convertible into equity securities of the Company may result in substantial dilution to the stockholders of the Company.

           The Company had negative working capital of $4,166,493 as of March 31, 2000 compared to negative working capital of $4,804,796 at December 31, 1999. Current assets increased by $82,853 to $563,738 from December 31, 1999, to March 31, 2000. Current liabilities decreased by $555,450 to $4,730,231 during the same period. The improvement in working capital from December 31, 1999, to March 31, 2000, was primarily attributable to reductions in operating costs, the sale of Series F convertible preferred stock, and puts under the Equity Line Agreement. Total assets were $18,496,651 at March 31, 2000 compared to $19,173,147 at December 31, 1999, and compared to $61,912,791 at December 31, 1998.

Delisting of the Company's Common Stock by Nasdaq

           On December 3, 1999, the Company received notice that its stock had been delisted from the Nasdaq SmallCap Market as of December 3, 1999. Consequently, the Company's Class A common stock is currently trading on the OTC Bulletin Board.

           The delisting from the Nasdaq SmallCap Market could result in a reduction in the liquidity of any investment in the Company's Class A common stock, even if the Company's shares continue to trade on the OTC Bulletin Board. Further, delisting could reduce the ability of holders of the Company's Class A common stock to purchase or sell shares as quickly and as inexpensively as they have done historically and inhibit the ability of the Company to attract additional equity capital.

Sale of the HealthCare Solutions Group

           On September 1, 1999, the Company completed the sale of the HSG to L&H, for up to $28,000,000. Of this sales price, $21,500,000, less certain credits of $194,018, was paid to the Company at closing, and $2,500,000 was held in an 18 month escrow account in connection with the representations and warranties made by the Company at the time of the sale. Any remaining amount up to $4,000,000 is payable as an earnout contingent on the performance of the HSG over the next two years. The Company will not record the contingent earnout, if any, until successful completion of the earnout requirements. The proceeds from the sale were used to reduce a significant portion of the Company's

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liabilities  and to provide  working  capital for the  Company's  marketing  and distribution  opportunities for its HCI  technologies.  The assets sold included
inventory,   property  and  equipment,   certain  prepaid  expenses,   purchased
technology and other assets of the HSG. Additionally, L&H assumed the capital and operating lease obligations related to the HSG and the obligations related to certain of the Company's deferred revenues. Of the amount originally held in escrow, $500,000 was released to the Company prior to December 31, 1999.

Notes Payable

           After the Papyrus acquisition closed in October 1998, the Company investigated the representations and warranties made by Papyrus to induce the Company to acquire the Papyrus companies. The Company determined that certain of the representations made by Papyrus and its executive officers appeared to be inaccurate. On February 26, 1999, the Company filed an action against the former stockholders of Papyrus alleging misrepresentation and breach of contract. In March and April 1999, five of the former stockholders of Papyrus filed actions against the Company alleging default under the terms of the promissory notes issued to them in connection with the Papyrus acquisition and certain other claims. Subsequently, the Company entered into agreements with the five former Papyrus stockholders for dismissal of the actions and cancellation of the promissory notes upon payment to the former stockholders of $1,217,384 (the "Settlement Payment") and return of 970,586 shares of restricted common stock previously issued to the five former stockholders in connection with the acquisition of Papyrus. The Company paid the Settlement Payment in September 1999 and the lawsuits described above have been dismissed. The 970,586 shares were effectively canceled in September 1999 in connection with the Settlement Payment. The original fair market value of $1,000,917 associated with the canceled shares was reflected as a reduction to goodwill associated with the purchase of Papyrus. As of December 31, 1999, the Company had unsecured notes payable to former Papyrus stockholders in the aggregate amount of $77,625, which notes were issued in connection with the acquisition of Papyrus. The holders of these notes have not made demand for payment.

           During the year ended December 31, 1999, the Company paid, or otherwise reduced through agreement, notes payable to various parties totaling $8,482,946, plus accrued interest. Additionally, the Company paid other notes payable to other parties aggregating $560,000, plus accrued interest. Additionally, a revolving note payable in the amount of $50,000 was paid by a former employee and is included as an account payable. A revolving note payable in the amount of $19,988,193 at December 31, 1998, plus accrued interest, was paid in full in January 1999 with the proceeds from a certificate of deposit that secured the note and $22,667 in cash.

           In the fourth quarter of 1999, the Company negotiated reductions of $526,697 in amounts due various trade vendors. Additionally, the Company negotiated reductions of $229,055 in accrued interest owed to certain note holders. These amounts were considered forgiveness of debt and have been accounted for as extraordinary items in the 1999 consolidated statement of operations.

Preferred Stock

           During the three months ended March 31, 2000, 217,223 shares of Series D convertible preferred stock together with related accrued dividends of $255,600 were converted into 15,436,378 shares of Class A common stock. As of March 31, 2000, 164,500 shares of Series D preferred stock remained outstanding.

           Effective February 1, 2000, the Company entered into an agreement with five investors whereby it sold a total of 290,000 shares of its Series F convertible preferred stock for $2,750,000 in cash. Dividends which accrued on the stated value ($20 per share) of Series F convertible preferred stock at a rate of six percent per year, were payable annually or upon conversion, in cash or common stock, at the option of the Company, and were convertible into shares of Class A common stock at any time at the holders' option. The Series F convertible preferred stock was convertible into shares of Class A common stock at a price of $0.75 per share during the first 90 days following the close of the transaction, and thereafter at a price equal to 85 percent of the average of the three lowest closing bid prices in the 20-day trading period prior to the conversion of the Series F convertible preferred stock. Using the conversion terms most beneficial to the holders, the Company recorded a preferred stock dividend of $2,750,000 for the beneficial conversion feature related to these shares on the date the Series F convertible preferred stock was issued. Subsequent to February 1, 2000, 290,000

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shares of Series F convertible  preferred stock and related  accrued  dividends, were converted into 7,764,948 shares of Class A common stock.

           On May 22, 2000, the Company and the five Series F preferred stock investors entered into an amended securities purchase agreement relating to the Series F preferred stock to rectify certain errors in the original Series F securities purchase agreement. Pursuant to the amendment, the Company issued 26,036 additional shares of Series F with terms identical to those issued February 1, 2000, to the original five investors and to an additional investor.

Equity Line of Credit

     On August 8, the Company entered into the Equity Line Agreement with the Equity Line Investor. Under the Equity Line Agreement, the Company has the right to draw down from the Equity Line Investor up to $20 million. The initial $7.5 million are secured by a Promissory Note (the "Note"), bearing interest at a rate of 6%, compounded monthly, with interest accruing on each amount funded as of the date of the advancement of such funds by the Equity Line Investor. The
Note is due June 30, 2001. Under the Note, the Equity Line Investor has the right (the "Conversion Right") to convert at its option all or a portion of the outstanding principal and interest into shares of its Class A common stock as follows:

- The number of shares of Class A common stock to be issued is determined by dividing the amount of principal and accrued interest being converted by the lesser of (a) $0.75 or (b) 85% of the average of the three lowest closing bid prices of the Company's Class A Common Stock in the 20 day trading period prior to the exercise of the Conversion Right, and rounding to the nearest whole share.

     The remaining $12.5 million is available to the Company through a mechanism of drawdowns and puts of stock. The Company is entitled under the Equity Line Agreement to drawdown certain funds and to put to the Equity Line Investor shares of its Class A common stock in lieu of repayment of the drawdown. The number of shares to be issued is determined by dividing the amount of the drawdown by 90% of the average of the two lowest closing bid prices of the Company's Class A common stock over a seven trading day period consisting of the seven trading after the put notice is tendered.

     Through August 8, 2000, the Equity Line investor has advanced $4,464,516 of the seven million five hundred thousand dollars secured by the Note.

Stock Options

           During the three months ended March 31, 2000, the Company granted options to purchase 2,529,400 shares of Class A common stock at exercise prices ranging from $0.28 to $0.88 per share. The term of all options granted during this three month period is ten years from the date of grant. Of the stock options issued, options to purchase 2,339,000 shares vested March 31, 2000, and the balance vest over the three years following issuance. As of March 31, 2000, the Company had a total of 16,170,334 options to purchase Class A common shares outstanding.

           Also during the three months ended March 31, 2000, options to purchase 273,864 shares of Class A common stock were exercised resulting in cash proceeds of $296,714. During the same period, 228,364 shares of Class A common stock were issued as a result of the exercise of stock appreciation rights.

Warrants

           On January 19, 2000, the Company issued warrants for the purchase of 300,000 shares of Class A common stock for services rendered by a professional services firm. The warrants have a three year life, exercise prices ranging from $0.28 to $1.25 per share and vest as follows: 100,000 in March 2000 and 200,000 in September 2000. The warrants were valued at $45,000 using the Black-Scholes pricing model and were issued in satisfaction of an obligation that was recorded in December 1999.

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           In February 2000,  the Company  entered into an agreement to purchase from an executive officer and director of the Company, all of his rights and interests in certain methods and apparatus for integrated voice and pen input for use in computer systems. In consideration for this technology, the Company granted the executive officer warrants to purchase 600,000 shares of the Company's Class A common stock at an exercise price of $1.00 per share. The warrants are immediately exercisable and expire February 10, 2010. The warrants were valued at $0.79 per share using the Black-Scholes pricing model, and were recorded as purchased in-process research and development. The Company granted the executive officer the right to repurchase the pen/voice technology from the Company at fair market value if the Company subsequently determines not to commercialize the pen/voice technologies or products.

           On May 1, 2000, warrants for the purchase of 200,000 shares of Class A common stock were exercised at a price of $1.25 per share. The proceeds from the exercise were $250,000.

December 1998 Equity Offering

           In connection with a private offering of Class A common stock completed in December 1998 (the "Equity Offering"), the purchaser of 1,801,802 Class A common shares received an equal number of Repricing Rights as well as warrants to purchase 200,000 shares of Class A common stock at an exercise price of $1.665 per share. The Repricing Rights provide for the issuance of shares of Class A common stock based upon rates that vary depending upon the market price of the stock. Also included were certain Repurchase Rights that may, upon the occurrence of certain events, require the Company to repurchase all or a portion of the holder's Class A common shares or Repricing Rights received in the Equity Offering. A registration statement covering the shares underlying the Equity Offering was declared effective February 11, 2000.

           On February 14, 2000, the Repricing Rights were exercised, resulting in the issuance of 4,568,569 shares of Class A common stock. The Equity Offering shares and the shares issued upon exercise of the Repricing Rights were sold, thereby extinguishing the Company's obligation to repurchase the shares or the Repricing Rights.

Series C Convertible Debentures

           On January 29, 1999, the Company entered into a securities purchase agreement with four investors pursuant to which the Company sold its Series C convertible debentures in the aggregate principal amount of $4,000,000. The outstanding principal amount of the debentures was convertible at any time at the option of the holders into shares of the Company's Class A common stock at a conversion price equal to the lesser of (1) $1.25 or (2) 80% of the average of the closing bid price of the Company's Class A common stock for the five trading days immediately preceding the conversion date. The Company recorded $687,500 as interest expense upon the issuance of the debentures in connection with the beneficial conversion feature. The Company also issued 400,000 warrants to purchase an equal number of the Company's Class A common shares at a strike price of $1.25 per share in connection with this financing. The warrants are exercisable for a period of three years from the date of grant. The estimated fair value of the warrants of $192,000, as computed under the Black-Scholes pricing model, was recorded as interest expense upon the issuance of the debentures.

           On March 3, 1999, the Company executed a supplemental agreement pursuant to which the Company agreed to sell another $2,500,000 principal amount of the debentures on the same terms and conditions as the January 29, 1999 agreement, except no additional warrants were issued. The Company recorded $1,062,500 as interest expense upon the supplemental issuance in connection with the beneficial conversion feature.

           The obligations of the Company for repayment of the debentures, as well as its obligation to register the Class A common stock underlying the potential conversion of the debentures and the exercise of the warrants issued in these transactions, were personally guaranteed by two officers and directors and a former officer and director of the Company (the "Guarantors"). The Guarantors pledged 6,000,000 shares of common stock of the Company beneficially owned by them as collateral security for their obligations under their guarantees.

           Subsequent to the March 3, 1999 funding, the holders of the debentures notified the Company and the Guarantors that the Guarantors were in default under the terms of the guarantee and the stock pledge agreement and that they had sold the 6,000,000 shares pledged by the Guarantors. The aggregate proceeds from the sale of the pledged shares were $3,278,893. Of this total, $406,250 was allocated to penalties attributable to default provisions of the stock pledge agreement and recorded as interest expense and $343,750 related to penalty provisions of the Series D preferred stock (held by a related group of investors) and recorded as preferred stock dividends. The remaining $2,528,893 was applied as a reduction of the principal balance of the debentures as of September 30, 1999. Under its indemnity agreement with the Guarantors, the Company agreed to issue 6,000,000 replacement shares to the Guarantors for the shares sold by the holders of the debentures and reimburse the Guarantors for any costs incurred as a result of the holders' sales of the Guarantors' shares. In 1999, the Company estimated and recorded expenses amounting to $1,296,600 pursuant to the indemnity agreement.

           As of December 31, 1999, the remaining outstanding balance on the debentures was $3,971,107. As of April 10, 2000, all remaining principal and interest due on the debentures had been converted to 10,385,364 shares of the Company's Class A common stock.

Guarantors

           In addition to guaranteeing obligations relating to the debentures, the Guarantors guaranteed certain other obligations of the Company. As security for some of the guarantees, the Guarantors pledged shares of the Company's Class A common stock beneficially owned by them. In March 1999, 143,230 of the shares previously pledged by the Guarantors to a bank were sold by the bank and the proceeds were used to pay Company credit card balances and the related accrued interest in full totaling $244,824. In May 1999, 100,000 of the shares previously pledged by the Guarantors to another creditor of the Company were sold by the creditor and the proceeds, totaling $72,335, were used to pay amounts owed by the Company. In September 1999, the Company paid a note payable to an unrelated third party in the amount of $560,000 that had previously been guaranteed by the Guarantors. As of December 31, 1999, guarantees remained outstanding in respect of certain real property subleases.

Series D and Series E Preferred Stock

           During 1999, 626,611 shares of Series D preferred stock and 135,072 shares of Series E preferred stock, together with related dividends on each, were converted into 47,252,275 shares and 5,729,156 shares, respectively, of the Company's Class A common stock. After the above conversions, 381,723 shares of Series D preferred stock and no shares of Series E preferred stock remained outstanding as of December 31, 1999. Subsequent to December 31, 1999, a total of 217,223 shares of Series D preferred stock, together with related dividends, were converted into 15,436,378 shares of Class A common stock. As of August 8, 2000, 164,500 shares of Series D preferred stock remained outstanding. In connection with the sales of the Series D and Series E preferred stock, the Company entered into registration rights agreements with the holders of the Series D and Series E preferred stock and agreed to register the sale of shares received on a conversion of the Series D and Series E preferred stock. A registration statement was filed and declared effective, and the Series D and Series E preferred stock investors sold up to the limit of the shares registered. To date, there are approximately 2,700,000 shares of Class A common stock issued upon conversion of Series D, together with the shares of Class A common stock underlying the remaining 164,500 shares of Series D which Fonix is contractually required to register for sale to the public. The registration statement of which this prospectus is a part covers, in part, those shares issued or issuable pursuant to conversions of the Series D preferred stock, together with shares issued in connection with accrued dividends thereon.

Class A common stock, stock options, and warrants

           On May 8, 2000, the Company issued 250,000 shares of Class A common stock (having a market value of $312,500 on that date) to an unaffiliated third party in payment for consulting services rendered.

           On June 30, 2000, the Company issued 612,069 shares of Class A common stock (having a market value of $688,578 on that date) to the holder of the unconverted Series D preferred stock in consideration for waiver of certain rights and for renegotiation of certain terms relating to conversion of such Series D preferred stock.

           On June 2, 1999, the Company issued 200,000 shares of Class A common stock (having a market value of $100,000 on that date) to an unaffiliated individual in payment for consulting services rendered.

           On December 23, 1999, the Company issued warrants to purchase 1,000,000 shares of the Company's Class A common stock to professional advisors and consultants. The warrants were valued at $0.26 per share using the Black-Scholes pricing model and the resulting charge was recorded as a deferred consulting expense in stockholders' equity to be amortized as general and administrative expense over the subsequent period of service. Also in December 1999, 1,000,000 shares of Class A common stock were issued to other advisors and consultants as consideration for services rendered. The shares were valued at $375,000 based upon the market value of the shares on the date of issuance and recorded as general and administrative expenses.

           During 1999, the Company granted 884,500 stock options to employees at exercise prices ranging from $0.59 to $3.25 per share. The term of all options granted during the year was ten years from the date of grant. Of the stock options granted, 698,000 vested immediately and 186,500 vest over the subsequent three-year period. As of December 31, 1999, the Company had a total of 14,355,900 options outstanding.

           The Company's option plans provide for stock appreciation rights that allow the grantee to receive shares of the Company's Class A common stock equivalent in value to the difference between the designated exercise price and the fair market value of the Company's stock at the date of exercise. At December 31, 1999, there were stock appreciation rights related to 400,000 shares outstanding with a weighted average exercise price of $1.18. Subsequent to December 31, 1999, these stock appreciation rights were exercised.

           During 1999, the Company granted warrants to L&H in connection with loans made to the Company in April and May 1999 totaling $6,000,000. These warrants allow L&H to purchase 850,000 shares of Class A common stock of the Company at exercise prices ranging from $0.60 to $0.70 per share. The warrants were valued at $246,240 using the Black-Scholes pricing model and were recorded as a charge to interest expense. Of these warrants, 250,000 expired October 18, 1999, without being exercised. The remaining 600,000 warrants expire May 17, 2001.

           During the three months ended March 31, 2000, the Company granted options to purchase 2,529,400 shares of Class A common stock at exercise prices ranging from $0.28 to $0.88 per share. The term of all options granted during this three month period is ten years from the date of grant. Of the stock options issued, options to purchase 2,339,000 shares vested March 31, 2000, and the balance vest over the three years following issuance. As of March 31, 2000, the Company had a total of 16,170,334 options to purchase Class A common shares outstanding.

           Also during the three months ended March 31, 2000, options to purchase 273,864 shares of Class A common stock were exercised resulting in cash proceeds of $296,714. During the same period, 228,364 shares of Class A common stock were issued as a result of the exercise of stock appreciation rights.

           As of August 8, 2000, the Company had a total of 3,725,000 warrants outstanding.

                                     Outlook

Corporate Objectives and Technology Vision

           The Company believes that its Core Technologies will be the platform for the next generation of automated speech technologies and products. Most speech recognition products offered by other companies are based on technologies that are largely in the public domain and represent nothing particularly "new" or creative. The Fonix Core Technologies are based on proprietary and/or patented technology. The Company will continue to seek patent protection of the Core Technologies as well as technologies and inventions derived from the know how, assets and rights acquired from AcuVoice and Papyrus, where possible. Management believes the Company's HCI technologies provide a competitive advantage vis-a-vis other technologies available in the marketplace.

           As the Company proceeds to implement its strategy and to reach its objectives, the Company anticipates further development of complementary technologies, added product and applications development expertise, access to market channels and additional opportunities for strategic alliances in other industry segments. The strategy described above is not without risk, and shareholders and others interested in the Company and its common stock should carefully consider the risks set forth under the heading "Certain Significant Risk Factors" in Item 1, Part I, in the Company's 1999 Annual Report on Form 10-K.

                Special Note Regarding Forward-Looking Statements

           Certain statements contained herein under, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Outlook," including statements concerning (i) the Company's strategy, (ii) the Company's expansion plans, (iii) the market for and potential applications of the
Company's  technologies,  (iv) the results of product  development  and research efforts, and (v) the growth of the Company's business contain certain forward-looking statements concerning the Company's operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not necessarily limited to, those discussed in the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

Market Price of and Dividends on the Company's Class A Common Stock

           Market information

           Fonix Class A common stock is listed on the OTC Bulletin Board under the trading symbol FONX. The following table shows the range of high and low sales price information for the Company's Class A common stock as quoted on the OTC Bulletin Board for the first and second quarters of calendar 2000 and the fourth quarter of calendar 1999, and the Nasdaq SmallCap Market for the first three quarters of 1999 and the four quarters of 1998 and 1997. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.

                                                     Calendar Year
                                  2000                  1999                 1998                   1997
                               ---------              --------            ---------               ---------
                               High       Low       High      Low        High      Low         High      Low
                               ----       ---       -----     ---        ----      -----       -----     ----

First Quarter                  $ 2.50    $ 0.25     $ 3.31    $ 0.69     $ 6.50    $ 3.50     $ 9.00    $7.13
Second Quarter                 $ 1.81    $ 1.00     $ 0.94    $ 0.25     $ 6.34    $ 3.00     $ 8.75    $6.50
Third Quarter                                       $ 1.19    $ 0.28     $ 4.00    $ 1.12     $ 7.44    $ 6.50
Fourth Quarter                                      $ 1.00    $ 0.27     $ 2.63    $ 0.94     $ 7.00    $ 2.88

           The high and low sales prices for the Company's Class A common stock on August 7, 2000, were $1.35 and $1.17, respectively.

           The Company has never declared any dividends on its Class A common stock and it is expected that earnings, if any, in future periods will be retained to further the development and sale of the Company's technologies and products. No dividends can be paid on the common stock of the Company until such time as all accrued and unpaid dividends on the Company's preferred stock have been paid.

Selected Financial Data

           The selected consolidated financial data set forth below is derived from the Company's consolidated balance sheets and statements of operations as of and for the years ended December 31, 1999, 1998, 1997, 1996 and 1995 after giving effect to the sale of the HSG and the classification of its operating activities and net assets as discontinued operations. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included in the Company's Annual Report on Form 10-K, which is incorporated herein by reference, and a copy of which is available from Fonix's Investor Relations Department at the address provided on page 6 of this prospectus.

                                                                                For the Year Ended December 31,
                                                           1999          1998              1997           1996            1995
                                                    ---------------  ---------------  --------------  --------------  -------------
Statement of Operations Data:
Revenues                                              $     439,507  $  2,604,724     $          --   $          --   $         --
Selling, general and administrative                       9,498,753     8,817,643        12,947,112       3,530,400      3,553,665
Product development and research                          7,909,228    13,060,604         7,066,294       4,758,012      2,704,165
Amortization of goodwill and purchased core
     technology                                           2,588,896     1,712,267                --              --             --
Purchased in-process research and  development                   --     9,315,000                --              --             --
Other income (expense)                                   (3,698,789)   (6,507,245)       (1,558,678)        458,904       (88,067)
Loss from continuing operations                         (19,949,196)  (36,843,475)      (21,572,084)     (7,829,508)    (6,345,897)
Loss from discontinued operations                        (2,187,080)   (6,275,307)               --              --             --
Gain (loss) on extraordinary items                          473,857            --         (881,864)             --          30,548
Net loss                                                (21,662,419)  (43,118,782)      (22,453,948)     (7,829,508)    (6,315,349)
Basic and diluted loss from continuing operations
     per common share                                 $       (0.31) $      (0.91)    $       (0.59)   $      (0.21)  $      (0.30)
Weighted average number of common shares
     outstanding                                         76,753,709    52,511,185        42,320,188      36,982,610     21,343,349




                                                                           Three Months Ended March 31,
                                                                      ---------------------------------------
                                                                             2000                1999
                                                                      ------------------  -------------------
Revenues                                                              $           56,447  $            53,806
Selling, general and administrative                                            3,338,606            2,745,066
Product development and research                                               1,450,758            2,512,826
Amortization of goodwill and purchased core technology                           607,137              657,609
Purchased in-process research and development                                    474,000                   --
Loss from operations                                                          (5,817,002)          (5,866,986)
Other expense                                                                     (2,128)          (2,204,348)
Loss from continuing operations                                               (5,819,130)          (8,071,334)
Loss from discontinued operations                                                     --           (1,223,527)
Gain on extraordinary items                                                       31,977                   --
Net loss                                                                      (5,787,153)          (9,294,861)
Basic and diluted loss from continuing operations per common share    $            (0.06)  $            (0.16)
Weighted average number of common shares outstanding                         143,972,217           64,476,886

                                                                                      As of December 31,
                                  As of March   ---------------------------------------------------------------------------------
                                    31, 2000         1999           1998            1997          1996              1995
                                --------------  --------------- -------------  -------------- ---------------- ------------------
Balance Sheet Data:
Current assets                  $      563,738  $    480,885    $ 20,638,070   $ 21,148,689   $ 23,967,601     $ 7,912,728
Total assets                        18,496,651    19,173,147      61,912,791     22,894,566     25,331,270       7,984,306
Current liabilities                  4,730,231     5,285,681      35,317,045     20,469,866     19,061,081       6,674,572
Long-term debt, net of current           3,000     3,971,107              --         52,225             --              --
portion
Stockholders' equity                13,763,420     8,086,359      24,765,746      2,372,475      6,270,189       1,309,734


Index to Financial Statements of Fonix Corporation

Audited Financial Statements as of December 31, 1999 and 1998, and for Each of the Three Years in the Period Ended December 31, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS  (ARTHUR ANDERSEN LLP)              F-2

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
           (PRITCHETT, SILER & HARDY, P.C.)                                  F-3

CONSOLIDATED FINANCIAL STATEMENTS:

           Consolidated Balance Sheets as of December 31, 1999 and 1998      F-4

           Consolidated   Statements  of  Operations  for  the  Years  Ended
           December 31, 1999,  1998 and 1997 and for the Period from October
           1, 1993 (Date of Inception) to December 31, 1999                  F-5

           Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 1999, 1998 and 1997 and for the Period from
           October 1, 1993 (Date of Inception) to December 31, 1999          F-6

           Consolidated Statements of Cash Flows for the Years Ended December 31, 1999, 1998 and 1997 and for the Period from October
           1, 1993 (Date of Inception) to December 31, 1999                  F-9

           Notes to Consolidated Financial Statements                       F-11

Interim Unaudited Condensed Consolidated Financial Statements as of March 31, 2000, and December 31, 1999, and for the Three Months Ended March 31, 2000 and 1999

           Condensed Consolidated Balance Sheets (Unaudited)                 Q-1

           Condensed Consolidated Statements of Operations (Unaudited)       Q-2

           Condensed Consolidated Statements of Cash Flows (Unaudited)       Q-3

           Notes to Condensed Consolidated Financial Statements (Unaudited)  Q-5

Changes in and disagreements with accountants on accounting and financial disclosure.

           During the years ended December 31, 1999, 1998, and 1997, and through the date hereof, there have been no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

                                 Use of proceeds

           All of the shares of Class A common stock underlying the Series D preferred stock and issued in connection with the Equity Line, if and when sold, are being offered and sold by the Selling Stockholders or their pledgees, donees, transferees or other successors in interest. Fonix will not receive any proceeds from those sales.

                            Selling Security Holders

           The selling stockholders are eight separate investment entities that are not affiliated in any way with Fonix or any of its affiliates, and neither the selling stockholders nor any of their affiliates have any relationship of any type with Fonix and its affiliates other than the presently established investment relationships between the selling stockholders, on the one hand, and Fonix, on the other hand. Six of the selling stockholders have received or may receive shares of Fonix Class A common stock when they have converted or when they will convert preferred stock that Fonix sold to them on August 31, 1998, and November 13, 1998. The other selling stockholder, Queen LLC ("Queen") has received or may receive shares of Fonix Class A common stock in connection with the Equity Line when the Company puts its Class A common shares to Queen. The following summary describes how the selling stockholders have received or may receive the Shares.

           March 1998 private placement

           In March 1998, Fonix sold 3,333,333 shares of its Class A common stock to the selling stockholders and one additional investor related to some of the selling stockholders. In connection with the sale of those shares, the selling stockholders acquired "reset" rights obligating Fonix to issue to them additional shares of Class A common stock, referred to in this prospectus as Reset Shares, for no additional consideration if the average market price of Fonix's Class A common stock for the 60-day period preceding July 27, 1998 did not equal or exceed $5.40 per share. In separate transactions in June and August 1998, certain of the selling stockholders provided $3,000,000 of additional equity financing to Fonix, in return for which Fonix issued to them 666,667 additional shares of Class A common stock.

           Series D preferred stock

           Fonix and the selling stockholders entered into a Series D Preferred Stock Purchase Agreement dated August 31, 1998 ("Series D Agreement"). Under the Series D Agreement, Fonix issued a total of 500,000 shares of its Series D 4% Convertible Preferred Stock to five of the selling stockholders in return for the payment by them of a total of $10,000,000. Additionally, Fonix issued to all of the selling stockholders, pro rata according to the number of shares of Class A common stock acquired by them in the March 1998 private placement, a total of 608,334 shares of Series D preferred stock in return for their relinquishment of their contractual right to receive Reset Shares. In connection with the same transaction, Fonix agreed to and did issue a total of 1,390,476 Reset Shares of Class A common stock in respect of the $3,000,000 invested in June and August 1998 by certain of the selling stockholders. Subsequently, on November 13, 1998, Fonix sold 50,000 additional shares of Series D preferred stock to two of the selling stockholders on the same terms and conditions as the August 31, 1998 agreement.

           Each share of Series D preferred stock has a "stated" or principal value of $20, on which amount dividends accrue at the rate of 4% per annum and are payable annually in cash or Class A common stock at the option of Fonix. The Series D preferred stock is convertible into Class A common stock at anytime after the earlier of November 29, 1998 or the date the registration statement of which this prospectus is a part is declared effective by the Commission. Holders of Series D preferred stock, however, may not convert during each month more than 25% of the total number of shares of Series D preferred stock originally issued to such holder on a cumulative basis. For example, during the first month a holder may convert up to 25% of the total preferred stock issued to it, and during the following month that same holder may convert, on an aggregate to date basis, up to 50% of the total number of shares of Series D preferred stock held by it. Additionally, any holder of Series D preferred stock may convert up to 50% of the number of shares of Series D preferred stock originally issued to it per month, on a cumulative basis, if both of the following conditions are satisfied:

           o the average daily trading volume of Fonix Class A common stock is more than 500,000 shares for the 10-trading-day period before the conversion; and

           o the average per share closing bid price for such 10-trading-day period has not decreased by more than 5% from the closing bid price on the trading day immediately preceding the first day of such 10-trading- day period.

           Each share of Series D preferred stock is convertible into that number of shares of Class A common stock as is determined by dividing $20 by the lesser of any of the following at the option of the converting holder:

           1.        $3.50, or

           2.        the lesser of

               o $2.3375, which is 110% of the average per share closing bid price for the 15 trading days immediately preceding August 31, 1998; or

               o 90% of the average of the 3 lowest per share closing bid prices during the 22 trading days immediately preceding the conversion date.

If the converting holder elects conversion option 1, in addition to the shares of Class A common stock issued upon the conversion, the converting holder will receive a warrant to purchase 0.8 shares of Class A common stock. Those warrants will have an exercise price that will be 120% of the per share closing bid price of Fonix Class A common stock on the date the warrants are issued and will have a 3-year term. Any shares of Series D preferred stock not converted as of August 31, 2001 will automatically be converted into Class A common stock according to whichever of the conversion formulas above yields the greatest number of shares of Class A common stock.

           As of August 8, 2000, 843,835 shares of Series D preferred stock had been converted into 62,688,649 shares of Class A common stock, including amounts issued as payment of dividends accrued on the Series D preferred stock converted.

           Additionally, Fonix entered into a registration rights agreement with the purchasers of the Series D preferred stock under which Fonix must register the Class A common stock issuable upon conversion of the Series D preferred stock, payment of stock dividends on the Series D preferred stock and exercise of any warrants issued upon conversion of the Series D preferred stock. Fonix also covenanted to reserve out of its authorized and unissued shares of Class A common stock no less than that number of shares that would be issuable upon the conversion of the Series D preferred stock and any dividends payable in stock on the preferred stock and the exercise of the warrants, if any.

           Fonix filed a registration statement covering the shares underlying the Series D preferred stock and the Series E preferred stock, which was declared effective on August 11, 1999. Subsequently, all of the Series E preferred stock and all but 164,500 shares of the Series D preferred stock were converted into shares of the Company's Class A common stock. The holders of the Series D and Series E preferred stock sold the majority of the Class A common stock received upon conversion and as payment of dividends accrued on the Series D and Series E preferred stock under the previous registration statement. However, due to the passage of time, the accrual of dividend shares over time, and the performance of the stock price of the Company's Class A common stock, the Series D preferred stock has been converted and is presently convertible into more shares than remain available under the previous registration statement. Additionally, in July 2000, the Company issued 612,069 shares of its Class A common stock to the holder of the unconverted Series D preferred stock in consideration for waiver of certain rights and renegotiation of certain terms pertaining to the Series D preferred stock.


           Accordingly, this registration statement, and the related prospectus, cover, in part, approximately 2,700,000 shares of Class A common stock issued in connection with prior conversions of Series D preferred stock and dividends accrued thereon, the shares of Class A common stock underlying the remaining 164,500 shares of Series D preferred stock and shares issuable for dividends accrued thereon to date, and the 612,069 shares of Class A common stock issued in connection with the renegotiation of the Series D preferred stock terms.

           Equity Line of Credit

     Additionally, on August 8, 2000, the Company entered into a Private Equity Line Agreement (the "Equity Line Agreement") with Queen LLC, a private investor (the "Equity Line Investor"). Under the Equity Line Agreement, the Company has the right to draw down from the Equity Line Investor up to $20 million. The initial $7.5 million are secured by a Promissory Note (the "Note"), bearing interest at a rate of 6%, compounded monthly, with interest accruing on each amount funded as of the date of the advancement of such funds by the Equity Line Investor. The Note is due June 30, 2001. Under the Note, the Equity Line Investor has the right (the "Conversion Right") to convert at its option all or a portion of the outstanding principal and interest into shares of its Class A common stock as follows:

     - The number of shares of Class A common stock to be issued is determined by dividing the amount of principal and accrued interest being converted by the lesser of (a) $0.75 or (b) 85% of the average of the three lowest closing bid prices of the Company's Class A Common Stock in the 20 day trading period prior to the exercise of the Conversion Right, and rounding to the nearest whole share.

     The remaining $12.5 million is available to the Company through a mechanism of drawdowns and puts of stock. The Company is entitled under the Equity Line Agreement to drawdown certain funds and to put to the Equity Line Investor shares of its Class A common stock in lieu of repayment of the drawdown. The number of shares to be issued is determined by dividing the amount of the drawdown by 90% of the average of the two lowest closing bid prices of the Company's Class A common stock over a seven trading day period consisting of the seven trading days after the put notice is tendered. The Equity Line Investor is required under the Equity Line Agreement to tender the funds requested by the Company within two trading days after the seven-day period used to determine the market price.

           In connection with the Equity Line Agreement, Fonix granted registration rights to the Equity Line Investor, in connection with which, Fonix has filed this registration statement. Fonix is required to file a registration statement covering the shares to be issued under the Equity Line Agreement within thirty days of the execution of the Equity Line Agreement, and to use its best efforts to cause the registration statement to be declared effective by October 15, 2000.

     Under the Note, in the event that this registration statement has not been declared effective by the Securities and Exchange Commission by October 15, 2000, the Company shall have the obligation to pay to the Equity Line Investor, on October 16, 2000, and at the end of each 30 day period at the end of which the Registration Statement is not effective, a fee of 2% of the face amount of the Note, together with interest as accrued thereon under the Note. Upon effectiveness of the Registration Statement, the Equity Line Investor shall have the right to convert the fee into shares of the Company's Class A common stock, with the number of shares to be calculated by dividing the amount of the fee being converted by the lesser of (a) $0.75 or (b) 85% of the average of the three lowest closing bid prices of the Company's Class A common stock in the 20 day trading period prior to the exercise of the Conversion Right with respect to the fee, and rounding to the nearest whole share.

           Consulting Agreement

           The Company issued 250,000 shares of its Class A common stock to an unaffiliated third party as payment for consulting services. The Company also agreed to register the sale of these shares into the market, and such shares of Class A common stock are covered by this registration statement and the related prospectus.

           The following table provides information about the actual and potential ownership of shares of Fonix Class A common stock by the Selling Stockholders in connection with the Series D preferred stock offering and the Equity Line of Credit and the Note as of August 8, 2000, and the number of such shares included for sale in this Prospectus. The number of shares of Class A common stock issuable upon conversion of the Series D preferred stock and under the Equity Line and the Note varies according to the market price at and immediately preceding the conversion date. Solely for purposes of estimating the number of shares of Class A common stock that would be issuable to the Selling Stockholders as set forth in the table below, Fonix and the Selling Stockholders have assumed a hypothetical conversion of all of the remaining Series D preferred stock owned by the Selling Stockholders as of August 8, 2000, on which date the conversion price would have been $0.69. Similarly, Fonix and the Selling Stockholders have assumed a hypothetical exercise of the conversion right under the Note of the full amount of the Note, together with all interest accrued to date through August 8, on which date the conversion price would have been $0.66. Finally, Fonix and the Selling Stockholders have assumed a hypothetical put by Fonix of the full remaining $12,500,000 under the Equity Line as of August 8, on which date the conversion price would have been $0.69. The actual conversion price and the number of Shares issuable upon such conversions or put by the Company could differ substantially.

           Additionally, the majority of the shares listed below as received upon conversion of the Series D preferred stock and Series E preferred stock have been or may be sold by the selling stockholder under the prior registration statement on Form S-3 which was declared effective August 11, 1999. As noted above, that registration statement registered the sale of 68,358,424 shares issuable in connection with the Series D preferred stock and Series E preferred stock financings. To date, all of the shares of the Series E preferred stock have been converted into 8,320,890 shares of Class A common stock, and 843,835 shares of Series D preferred stock have been converted into 62,688,649 shares of Class A common stock. Accordingly, there remain approximately 2,700,000 shares of Class A common stock which have been received pursuant to prior conversions, as well as the shares of Class A common stock underlying the remaining 164,500 shares of Series D preferred common stock, together with shares issuable as dividends accrued and accruing on those shares, which are covered by this prospectus. Although each of the investors in the Series D and Series E preferred stock is identified as a selling stockholder in this prospectus and in the table below, one or more of such selling shareholders may have sold all of the shares of Class A common stock received in connection with the conversion of the Series D and Series E preferred stock, and as such, may not sell any shares under this prospectus.

           Under the terms and conditions of the Series D preferred stock and the Equity Line Agreement, a Selling Stockholder is prohibited from converting such preferred stock or having shares put to them under the Equity Line to the extent such conversion by such person or put by the Company would result in that person beneficially owning more than 4.999% of the then outstanding shares of Fonix Class A common stock following such conversion. This restriction may be waived by a Selling Stockholder as to itself, but not as to other holders of such preferred stock, and only upon not less than 75 days' notice to Fonix. This restriction does not prevent such holders from either waiving such limitation or converting or receiving put shares and selling some of their convertible security position and thereafter converting the rest or another significant portion of their holding or receiving additional put shares. In this way, individual holders of the Series D preferred stock and the Equity Line investor could sell more than 4.999% of the outstanding Fonix Class A common stock in a relatively short time frame while never beneficially owning more than 4.999% of the outstanding Fonix Class A common stock at a time. For purposes of calculating the number of shares of Class A common stock issuable to each Selling Stockholder assuming a full conversion of all the Series D preferred stock held by it and a put of the full amount under the Equity Line, as set forth below, the effect of such 4.999% limitation has been disregarded. The number of shares issuable to each of the Selling Stockholders as described in the table below therefore may exceed the actual number of shares such Selling Stockholders may be entitled to beneficially own upon conversion of the Series D preferred stock or under the Equity Line. The following information is not determinative of any Selling Stockholder's beneficial ownership of Fonix Class A common stock pursuant to Rule 13d-3 or any other provision under the Securities Exchange Act of 1934, as amended.




                                        Shares of Class
                                        A Common            Percentage of
                                        Stock Owned         Class A
                                        by or Issuable      Common                              Number of        Percentage of
                                        to Selling          Stock  Owned                        Shares of        Class A
                                        Stockholders        By or Issuable   Number of          Class A          Common
                                        From Series D       to Selling       Shares of Class    Common           Stock
Name of Selling Stockholders            or Equity Line      Stockholders     A Common           Stock Owned      Beneficially
                                        Prior to            Prior to         Stock Offered      After            Owned After
                                        Offering            Offering (1)     Hereby (2)         Offering         the Offering
--------------------------------------  ------------------  --------------   -----------------  -------------    --------------
Diversified Strategies Fund, L.P.            1,679,805 (3)       1.01%        1,679,805 (4)          (5)              (5)
Dominion Capital Fund Ltd                   20,154,989 (6)      12.18%       15,832,576 (7)          (5)              (5)
Sovereign Partners LP                       23,450,624 (8)      14.17%       19,452,146 (9)          (5)              (5)
JNC Opportunity Fund Ltd.                   23,906,043 (10)     14.01%        5,721,951 (11)         (5)              (5)
Canadian Advantage Limited Partnership       2,897,407 (12)      1.75%        2,897,407 (13)         (5)              (5)
Queen LLC                                   29,844,255 (14)     15.19%       29,844,255 (14)         (5)              (5)
Endeavour Capital Fund, S.A.                 4,643,237 (15)      2.81%        4,643,237 (16)         (5)              (5)
JNC Strategic Fund Ltd.                        250,000 (17)      0.15%          250,000 (17)         (5)              (5)
---------------------

     (1) As noted above, the Selling Stockholders are prohibited by the terms of the Series D preferred stock and the Equity Line Agreement from converting such preferred stock or having shares put to them under the Equity Line to the extent that such conversion by such person or put of shares by the Company would result in that person beneficially owning more than 4.999% of the then outstanding shares of Fonix Class A common stock following such conversion. The percentages set forth are not determinative of any Selling Stockholder's beneficial ownership of Fonix Class A common stock pursuant to Rule 13d-3 or any other provision under the Securities Exchange Act of 1934, as amended.

     (2) The registration statement of which this prospectus is a part covers up to 66,210,479 shares of Class A common stock issued under the Equity Offering and issuable upon the conversion of the Series D preferred stock, as payment in shares of Fonix Class A common stock payable as dividends on the Series D preferred stock, and issuable under the Equity Line. Because the specific circumstances of the conversions of the Series D preferred stock and issuances under the Equity Line are unascertainable at this time, the precise total number of shares of Fonix Class A common stock offered by each Selling Stockholder cannot be fixed. The numbers set forth below represent the number of shares of Fonix Class A common stock that have been issued and that would be issuable, and hence offered hereby, assuming the conversion of the remaining 164,500 shares of the Series D preferred stock, together with the approximately 2,700,000 shares of Class A common stock issued pursuant to conversions of Series D preferred stock which exceeded the shares registered under the prior registration statement, and a put of the full amount under the Equity Line as of August 8, 2000. The actual number of shares of Fonix Class A common stock offered hereby may differ according to the actual number of shares issued upon such conversions.

     (3)  Includes:

          1,679,805 shares of Class A common stock issued upon conversion of 20,278 shares of Series D preferred stock as of August 8, 2000, together with shares issued as payment of dividends accrued thereon.

     (4)  Includes:

          1,679,805 shares of Class A common stock issued upon conversion of 20,278 shares of Series D preferred stock as of August 8, 2000, together with shares issued as payment of dividends accrued thereon.

                    As noted above, there remain approximately 2,700,000 shares of Class A common stock issued upon conversion of Series D preferred stock which are covered by this prospectus. This investor may own all, some, or none of such shares. As such, there is no guarantee that this investor will sell any shares under this prospectus. The number listed above refers to all shares of Class A common stock received by this investor upon prior conversion of its shares of Series D preferred stock.

     (5) There is no assurance that the Selling Stockholders will sell any or all of the shares offered hereby.

     (6)  Includes:

          4,322,413 shares of Class A common stock issued upon conversion of 125,000 shares of Series E preferred stock as of August 8, 2000, together with shares issued as payment of dividends accrued thereon; and

          15,832,576 shares of Class A common stock  issued upon  conversion  of
                     187,500 shares of Series D preferred stock as of August 8, 2000, together with shares issued as payment of dividends accrued thereon.

     (7)  Includes:

          15,832,576 shares of Class A common stock  issued upon  conversion  of
                     187,500 shares of Series D preferred stock as of August 8, 2000, together with shares issued as payment of dividends accrued thereon.

                    As noted above, there remain approximately 2,700,000 shares of Class A common stock issued upon conversion of Series D preferred stock which are covered by this prospectus. This investor may own all, some, or none of such shares. As such, there is no guarantee that this investor will sell any shares under this prospectus. The number listed above refers to all shares of Class A common stock received by this investor upon prior conversion of its shares of Series D preferred stock.

     (8)  Includes:

          3,998,478 shares of Class A common stock issued upon conversion of 125,000 shares of Series E preferred stock as of August 8, 2000, together with shares issued as payment of dividends accrued thereon; and
         19,452,146 shares of Class A common stock  issued upon  conversion  of
                    243,139 shares of Series D preferred stock as of August 8, 2000, together with shares issued as payment of dividends accrued thereon.

      (9) Includes:
         19,452,146 shares of Class A common stock  issued upon  conversion  of
                    243,139 shares of Series D preferred stock as of August 8, 2000, together with shares issued as payment of dividends accrued thereon.

                    As noted above, there remain approximately 2,700,000 shares of Class A common stock issued upon conversion of Series D preferred stock which are covered by this prospectus. This investor may own all, some, or none of such shares. As such, there is no guarantee that this investor will sell any shares under this prospectus. The number listed above refers to all shares of Class A common stock received by this investor upon prior conversion of its shares of Series D preferred stock.


     (10) Includes:
         18,184,092 shares of Class A common stock issued upon  conversion of 268,000 shares of Series D preferred stock, together with shares issued as payment of dividends accrued thereon; and
         5,109,882  shares  of  Class  A  common  stock  issuable  upon  a hypothetical conversion of 164,500 shares of Series D preferred stock owned by the Selling Stockholder as of August 8, 2000, together with shares issuable as payment of dividends accrued thereon; and
            612,069 shares of Class A common  stock  issued in  exchange  for waiver of certain rights and renegotiation of certain terms of the Series D preferred stock.

      (11) Includes:
         5,109,882  shares  of  Class  A  common  stock  issuable  upon  a hypothetical conversion of 164,500 shares of Series D preferred stock owned by the Selling Stockholder as of August 8, 2000, together with shares issuable as payment of dividends accrued thereon; and
           612,069 shares of Class A common stock issued in exchange for waiver of certain rights and renegotiation of certain terms of the Series D preferred stock.

                    As noted above, there remain approximately 2,700,000 shares of Class A common stock issued upon conversion of Series D preferred stock which are covered by this prospectus. This investor may own all, some, or none of such shares. As such, the number of shares which this investor could sell under this prospectus could include some or all of the approximately 2,700,000 shares which have been issued in connection with prior conversions of the Series D preferred stock, but there is no guarantee that this investor owns any of such shares. The number of shares listed above refers to all shares of Class A common stock received by this investor upon prior conversion of its shares of Series D preferred stock, together with those shares issuable upon a hypothetical conversion of 164,500 shares of Series D preferred stock.

     (12) Includes:
          2,897,407 shares of Class A common stock issued upon conversion of 57,111 shares of Series D preferred stock, together with shares issued as payment of dividends accrued thereon.

     (13) Includes:
          2,897,407 shares of Class A common stock issued upon conversion of 57,111 shares of Series D preferred stock, together with shares issued as payment of dividends accrued thereon.

                    As noted above, there remain approximately 2,700,000 shares of Class A common stock issued upon conversion of Series D preferred stock which are covered by this prospectus. This investor may own all, some, or none of such shares. As such, there is no guarantee that this investor will sell any shares under this prospectus. The number listed above refers to all shares of Class A common stock received by this investor upon prior conversion of its shares of Series D preferred stock.

     (14) Includes:


         11,688,845 shares of Class A common stock  issuable in connection with a hypothetical exercise of the conversion right under the Note as of August 8, 2000, of the initial $7,500,000 face amount of the Note, together with interest accrued to date; and
         18,155,410 shares of Class A common stock  issuable in connection with a hypothetical put as of August 8, 2000, by the Company of the remaining$15,000,000 to this investor.

      (15) Includes:

          4,643,237 shares of Class A common stock issued upon conversion of 52,722 shares of Series D preferred stock, together with shares issued as payment of dividends accrued thereon.

     (16) Includes:
          4,643,237 shares of Class A common stock issued upon conversion of 52,722 shares of Series D preferred stock, together with shares issued as payment of dividends accrued thereon.

                    As noted above, there remain approximately 2,700,000 shares of Class A common stock issued upon conversion of Series D preferred stock which are covered by this prospectus. This investor may own all, some, or none of such shares. As such, there is no guarantee that this investor will sell any shares under this prospectus. The number listed above refers to all shares of Class A common stock received by this investor upon prior conversion of its shares of Series D preferred stock.

     (17) Includes:

            250,000 shares of Class A common  stock  issued  as  payment  for consulting services rendered to the Company.


      The following table lists the natural persons who control each of the Selling Stockholders.



          Selling Stockholder               Name of Natural Person Who Controls
----------------------------------------  --------------------------------------
Dominion Capital Fund, Ltd.               Nina Ray and Carl O' Connell
Sovereign Partners, LP                    Steven M. Hicks and Daniel Pickett
Diversified Strategies Fund, L.P.         Neil T. Chau and James Q. Chau
JNC Opportunity Fund Ltd.                 Neil T. Chau and James Q. Chau
Queen LLC                                 David Sims
Canadian Advantage Limited Partnership    Mark Valentine and Ian McKinnon
Endeavour Capital Fund, S.A.              Shmuli Margulies
JNC Strategic Fund Ltd.                   Neil T. Chau and James Q. Chau


                              Plan of distribution

      Once the registration statement of which this prospectus is part becomes effective with the Commission, the Shares covered by this prospectus may be offered and sold from time to time by the Selling Stockholders or their pledgees, donees, transferees or successors in interest. Such sales may be made on the OTC Bulletin Board, in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by any means permitted under law, including one or more of the following:

     o a block trade in which a broker-dealer engaged by the Selling Stockholder will attempt to sell the Shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     o    purchases  by  a  broker-dealer   as  principal  and  resale  by  such
          broker-dealer for its account under this prospectus;

     o an over-the-counter distribution in accordance with the rules of the OTC Bulletin Board;

     o    ordinary   brokerage   transactions   in  which  the  broker  solicits
          purchasers; and

     o    privately negotiated transactions.

In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.

      In connection with distributions of the Shares or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares covered by this prospectus in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders may also sell the Shares short and redeliver the Shares to close out such short positions. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares, which the broker-dealer may resell or otherwise transfer under this prospectus. The Selling Stockholders may also loan or pledge the Shares registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares pursuant to this prospectus.

      Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders in amounts to be negotiated in connection with the sale. Such broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales and any such commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act.

      Fonix has advised the Selling Stockholders that the anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the Selling Stockholders and their affiliates. In addition, Fonix will make copies of this prospectus available to the Selling Stockholders and has informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby.

      All costs, expenses and fees in connection with the registration of the shares will be borne by Fonix. Commissions and discounts, if any, attributable to the sales of the Shares will be borne by the Selling Stockholders. The Selling Stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act of 1933. Fonix will not receive any proceeds from the sale of the Shares.

      Fonix has agreed with the Selling Stockholders to keep the registration statement of which this prospectus constitutes a part effective for a period of 3 years. Trading of any unsold shares after the expiration of such period will be subject to compliance with all applicable securities laws, including Rule 144.

      The Selling Stockholders are not obligated to sell any or all of the Shares covered by this prospectus.

      In order to comply with the securities laws of certain states, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the sale and issuance of Shares may be subject to the notice filing requirements of certain states.

                                  Legal matters

      The validity of the Shares offered hereby will be passed upon for Fonix by Durham Jones & Pinegar, P.C., 111 East Broadway, Suite 900, Salt Lake City, Utah 84111.

                      Table of Contents

Summary about Fonix and this offering..........................................2
Recent developments............................................................5
Important information incorporated by reference................................6
Where to get additional information............................................6
Explanation about forward-looking information..................................6
Risk factors...................................................................8
Information about Fonix Corporation ..........................................14
Management's discussion and analysis of financial condition and results of operations...............................................................14
Special note regarding forward-looking statements.............................23
Market price of and dividends on the Company's Class A common stock...........23
Selected financial data.......................................................23
Index to financial statements of Fonix Corporation............................25
Changes in and disagreements with accountants on accounting and financial disclosure...............................................................26
Use of proceeds...............................................................26
Selling security holders......................................................26
Plan of distribution..........................................................32
Legal matters.................................................................33

                              --------------------







                                Fonix Corporation

                                   66,233,639
                                     SHARES

                              CLASS A COMMON STOCK

                              --------------------

                                   PROSPECTUS

                               -------------------

                                August ___, 2000

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

           The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by the Company. All amounts shown are estimates except the Securities and Exchange Commission registration fee.


Filing Fee - Securities and Exchange Commission   $   21,210
Legal fees and expenses of the Company                30,000
Accounting fees and expenses                          35,000
Blue Sky fees and expenses                                --
Printing expenses                                        500
Miscellaneous expenses                                 5,000
                                                  ----------
Total Expenses                                    $   91,710
                                                  ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

           Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

           Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of
Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

           Section 102(b)(7) of the General Corporation Law or the State of Delaware provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

           Article Ninth of the registrant's Charter provides that, the registrant shall, "to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person."

           Article VII, Section 7 of the registrant's Bylaws further provides that the registrant "shall indemnify its officers, directors, employees and agents to the extent permitted by the General Corporation Law of Delaware."









                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

ITEM 16. LIST OF EXHIBITS.

5          Opinion of Durham Jones & Pinegar, P.C.

23.1 Consent of Durham Jones & Pinegar, P.C., included in Exhibit 5 filed previously.

23.2       Consent of Arthur Andersen LLP

23.3       Consent of Pritchett, Siler & Hardy P.C.

24         Power of Attorney (See page II-5 of this Registration Statement)

99.1 Securities Purchase Agreement by and among Fonix Corporation and JNC Strategic Fund Ltd., dated December 21, 1998*

99.2       Securities   Purchase  Agreement  among  Fonix  Corporation  and  the
           investors identified therein dated January 29, 1999, as supplemented on March 3, 1999*

99.3 Amended and Restated Securities Purchase Agreement among Fonix Corporation and the investors identified therein dated May 22, 2000*

99.4 Equity Line Agreement between Fonix Corporation and Queen LLC, dated August 8, 2000.

-------------------
           *filed previously

ITEM 17. UNDERTAKINGS.

           The undersigned Registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                     (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any derivation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the Registration Statement; and

                     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs
           (1)(i) and

           (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

           (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this
Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

           Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Corporation pursuant to the indemnification provisions described herein, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Salt Lake City, State of Utah, on this 9th day of August, 2000.


                                           Fonix Corporation



                                           By:/s/ Thomas A. Murdock
                                              ---------------------------
                                               Thomas A. Murdock
                                               President, Chief Executive
                                               Officer

    Pursuant  to  the   requirements   of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the date indicated.


Signature                    Title                                   Date
------------                 ----------------------                  ------

/s/ Thomas A. Murdock        Chief Executive Officer, President, August 10, 2000
--------------------------   Chairman of the Board of Directors
Thomas A. Murdock            (Principal Executive Officer)

/s/ Roger D. Dudley          Executive Vice President, Chief     August 10, 2000
--------------------------   Financial Officer, and Director
Roger D. Dudley              (Principal Financial Officer and
                             Principal Accounting Officer)

/s/ John A. Oberteuffer      Director                            August 10, 2000
--------------------------
John A. Oberteuffer, Ph.D.

/s/ William A. Maasberg, Jr. Director                            August 10, 2000
--------------------------
William A. Maasberg Jr.

/s/ Mark L. Tanner           Director                            August 10, 2000
--------------------------
Mark L. Tanner

                                  EXHIBIT INDEX

5          Opinion of Durham Jones & Pinegar, P.C.

23.1 Consent of Durham Jones & Pinegar, P.C., included in Exhibit 5 filed previously.

23.2       Consent of Arthur Andersen LLP

23.3       Consent Pritchett, Siler & Hardy P.C.

24         Power of Attorney (See page II-5 of this Registration Statement)

99.1 Securities Purchase Agreement by and among Fonix Corporation and JNC Strategic Fund Ltd., dated December 21, 1998*

99.2       Securities   Purchase  Agreement  among  Fonix  Corporation  and  the
           investors identified therein dated January 29, 1999, as supplemented on March 3, 1999*

99.3 Amended and Restated Securities Purchase Agreement among Fonix Corporation and the investors identified therein dated May 22, 2000*

99.4 Equity Line Agreement between Fonix Corporation and Queen LLC, dated August 8, 2000.


-----------------
           *previously filed

                                TABLE OF CONTENTS



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS  (ARTHUR ANDERSEN LLP)              F-2

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS (PRITCHETT, SILER & HARDY, P.C.)    F-3

CONSOLIDATED FINANCIAL STATEMENTS:

  Consolidated Balance Sheets as of December 31, 1999 and 1998               F-4

  Consolidated  Statements of Operations  for the Years Ended December 31, 1999,
     1998 and 1997 and for the Period from  October 1, 1993 (Date of  Inception)
     to December 31, 1999                                                    F-5

  Consolidated  Statements of Stockholders'  Equity for the Years Ended December
     31,  1999,  1998 and 1997 and for the Period from  October 1, 1993 (Date of
     Inception) to December 31, 1999                                         F-6

  Consolidated  Statements of Cash Flows for the Years Ended  December 31, 1999,
     1998 and 1997 and for the Period from  October 1, 1993 (Date of  Inception)
     to December 31, 1999                                                    F-9

  Notes to Consolidated Financial Statements                                F-11


CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Unaudited):

  Condensed  Consolidated  Balance Sheets as of March 31, 2000, and December 31,
     1999 (Unaudited)                                                        Q-1

  Condensed  Consolidated  Statements of  Operations  for the Three Months Ended
     March 31, 2000 and 1999,  and for the Period from October 1, 1993 (Date
     of Inception) to March 31, 2000 (Unaudited)                             Q-2

  Condensed  Consolidated  Statements  of Cash Flows for the Three  Months Ended
     March 31, 2000 and 1999,  and for the Period from October 1, 1993 (Date
     of Inception) to March 31, 2000 (Unaudited)                             Q-3

  Notes to Condensed Consolidated Financial Statements (Unaudited)           Q-4

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Fonix Corporation:

We have audited the accompanying consolidated balance sheets of Fonix Corporation (a Delaware corporation in the development stage) and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999 and for the period from inception (October 1, 1993) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the period from inception (October 1, 1993) to December 31, 1995 were audited by other auditors whose report, dated March 4, 1996, expressed an unqualified opinion on those statements and included an explanatory paragraph regarding the Company's ability to continue as a going concern. The consolidated financial statements for the period from inception (October 1, 1993) to December 31, 1995 reflect a net loss of $12,012,299 of the total inception to date net loss of $107,076,956. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior periods, is based solely on the report of such other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors for the cumulative information for the period from inception (October 1, 1993) to December 31, 1995, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Fonix Corporation and subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, and for the period from inception (October 1, 1993) to December 31, 1999 in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not generated significant revenues through December 31, 1999 and has incurred significant losses since its inception. The Company expects these losses to continue at least through December 31, 2000. As of December 31, 1999, the Company has an accumulated deficit of $116,706,803, negative working capital of $4,804,796, and $981,301 of accounts payable over 60 days past due. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Salt Lake City, Utah
April 10, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Board of Directors
Fonix Corporation
Salt Lake City, Utah


We have audited the consolidated statements of operations, stockholders' equity and cash flows of Fonix Corporation and subsidiary [a development stage company] for the period from October 1, 1993 (date of inception) to December 31, 1995 (these financial statements are not presented separately herein). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Fonix Corporation and subsidiary (a development stage company) for the period from October 1, 1993 (date of inception) to December 31, 1995 in conformity with generally accepted accounting principles.

The consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company is in the development stage and has suffered recurring losses which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Pritchett, Siler & Hardy, P.C.

PRITCHETT, SILER & HARDY, P.C.

Salt Lake City, Utah
March 4, 1996

                                Fonix Corporation
                          (A Development Stage Company)

                           CONSOLIDATED BALANCE SHEETS

ASSETS
                                                                                         December 31,          December 31,
                                                                                            1999                  1998
                                                                                     ---------------------  -----------------
Current assets:
     Cash and cash equivalents                                                       $           232,152    $     20,045,539
     Notes receivable                                                                                  -             245,000
     Accounts receivable, net of allowance for doubtful accounts of
           $20,000 and $8,000, respectively                                                      184,901             219,908
     Prepaid expenses                                                                             51,747              51,866
     Interest and other receivables                                                                1,546               3,722
     Inventory                                                                                    10,539               4,804
     Employee advances                                                                                 -              67,231
                                                                                     ---------------------  -----------------

          Total current assets                                                                   480,885          20,638,070

Funds held in escrow                                                                           2,038,003                   -

Property and equipment, net of accumulated depreciation of $1,938,494
     and $1,168,023, respectively                                                              1,148,802           2,145,031

Intangible assets, net of accumulated amortization of $ 4,392,457
     and $1,770,668, respectively                                                             15,399,593          19,437,290

Other assets                                                                                     105,864             107,945

Net long-term assets of discontinued operations                                                        -          19,584,455
                                                                                     ---------------------  -----------------

          Total assets                                                               $        19,173,147    $     61,912,791
                                                                                     =====================  =================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Bank overdraft                                                                  $                 -    $        138,034
     Advances                                                                                  1,000,000                   -
     Revolving notes payable                                                                           -          20,038,193
     Notes payable - related parties                                                              77,625           8,491,880
     Notes payable - other                                                                             -             560,000
     Accounts payable                                                                          1,359,040           3,536,074
     Accrued liabilities                                                                         857,033             981,774
     Accrued liabilities - related parties                                                     1,814,134             900,004
     Income taxes payable                                                                         50,000                   -
     Deferred revenues                                                                           127,849              20,000
     Capital lease obligation                                                                          -              52,225
     Net current liabilities of discontinued operations                                                -             598,861
                                                                                     ---------------------  -----------------

          Total current liabilities                                                            5,285,681          35,317,045

Series C convertible debentures                                                                3,971,107                   -
                                                                                     ---------------------  -----------------

          Total liabilities                                                                    9,256,788          35,317,045
                                                                                     ---------------------  -----------------

Common stock and related repricing rights subject to redemption;
     1,801,802 shares and repricing rights outstanding in 1999
     and 1998 (aggregate redemption value of $2,500,000)                                       1,830,000           1,830,000
                                                                                     ---------------------  -----------------

Commitments and contingencies (Notes 1, 12, 14, 16, 17 and 20)

Stockholders' equity:
     Preferred stock, $.0001 par value; 50,000,000 shares authorized;
          Series A, convertible; 166,667 shares outstanding
              (aggregate liquidation preference of $6,055,012)                                   500,000             500,000
          Series D, 4% cumulative convertible; 381,723 and 1,008,334 shares outstanding in 1999 and 1998, respectively
              (aggregate liquidation preference of $8,043,579)                                 9,095,910          22,200,936
          Series E, 4% cumulative convertible; 135,072 shares
              outstanding in 1998                                                                      -           3,257,886
     Common stock, $0.0001 par value; 300,000,000 shares authorized
          Class A voting, 123,535,325 and 64,324,480 shares
          outstanding in 1999 and 1998, respectively                                              12,353               6,432
          Class B non-voting, none outstanding                                                         -                   -
     Additional paid-in capital                                                              112,769,420          88,517,711
     Outstanding warrants                                                                      2,850,530           3,323,258
     Deferred consulting expense                                                                (435,051)           (106,700)
     Deficit accumulated during the development stage                                       (116,706,803)        (92,933,777)
                                                                                     ---------------------  -----------------

          Total stockholders' equity                                                           8,086,359          24,765,746
                                                                                     ---------------------  -----------------

          Total liabilities and stockholders' equity                                 $        19,173,147    $     61,912,791
                                                                                     =====================  =================




          See accompanying notes to consolidated financial statements.

                                Fonix Corporation
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                               October 1,
                                                                                                  1993
                                                                                              (Inception) to
                                                          Years Ended December 31,             December 31,
                                                 ------------------------------ -------------
                                                     1999           1998           1997           1999
                                                 -------------- --------------- ------------- --------------

Revenues                                         $     439,507  $   2,604,724   $          -  $   3,044,231
Cost of revenues                                        24,932         35,440              -         60,372
                                                 -------------- --------------- ------------- --------------

     Gross margin                                      414,575      2,569,284              -      2,983,859
                                                 -------------- --------------- ------------- --------------

Expenses:
     Selling, general and administrative             9,498,753      8,817,643     12,947,112     40,563,066
     Product development and research                7,909,228     13,060,604      7,066,294     38,907,125
     Amortization of goodwill and purchased
          core technology                            2,588,896      1,712,267              -      4,301,163
     Purchased in-process research and
          development                                        -      9,315,000              -      9,315,000
                                                 -------------- --------------- ------------- --------------

         Total expenses                             19,996,877     32,905,514     20,013,406     93,086,354
                                                 -------------- --------------- ------------- --------------

Loss from operations                               (19,582,302)   (30,336,230)   (20,013,406)   (90,102,495)
                                                 -------------- --------------- ------------- --------------

Other income (expense):
     Interest income                                    95,023      1,075,021      1,199,610      3,762,111
     Interest expense                               (3,636,467)    (1,470,689)    (2,758,288)    (8,959,699)
     Other                                            (157,345)             -              -       (157,345)
     Cancellation of common stock reset
          provision                                          -     (6,111,577)             -     (6,111,577)
                                                 -------------- --------------- ------------- --------------

         Total other income (expense), net          (3,698,789)    (6,507,245)    (1,558,678)   (11,466,510)
                                                 -------------- --------------- ------------- --------------

Loss from continuing operations before
     income tax benefit                            (23,281,091)   (36,843,475)   (21,572,084)  (101,569,005)

 Income tax benefit                                  3,331,895              -              -      3,331,895
                                                 -------------- --------------- ------------- --------------

Loss from continuing operations                    (19,949,196)   (36,843,475)   (21,572,084)   (98,237,110)

Discontinued operations:
     Operating loss of HealthCare Solutions
          Group                                     (5,953,726)    (6,275,307)             -    (12,229,033)
     Gain on disposal of HealthCare Solutions
          Group, net of income taxes of
          $3,100,000                                 3,766,646              -              -      3,766,646
                                                 -------------- --------------- ------------- --------------

Loss before extraordinary items                    (22,136,276)   (43,118,782)   (21,572,084)  (106,699,497)

Extraordinary items:
     Loss on extinguishment of debt                          -              -       (881,864)      (881,864)
     Gain on forgiveness of debt, net of
          income taxes of $281,895                     473,857              -              -        504,405
                                                 -------------- --------------- ------------- --------------

Net loss                                         $ (21,662,419) $ (43,118,782)  $(22,453,948) $(107,076,956)
                                                 ============== =============== ============= ==============


Basic and diluted net loss per common share      $       (0.31) $       (0.91)  $      (0.59)
                                                 ============== =============== =============


          See accompanying notes to consolidated financial statements.

                               Fonix Corporation
                         (A Development Stage Company)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                        Series A                         Series B
                                                                      Preferred Stock                 Preferred Stock
                                                                ---------------------------    ----------------------------
                                                                    Shares       Amount            Shares         Amount
                                                                ------------   ------------    ------------    ------------
Balance, October 1, 1993 (date of inception)                              -    $         -               -     $         -

Net loss for the period October 1, 1993                                   -              -               -               -
  (date of inception) to December 31, 1993
                                                                ------------   ------------    ------------    ------------
Balance, December 31, 1993                                                -              -               -               -

Acquisition of Taris, Inc.                                                -              -               -               -

Shares issued for services at $.14 to $.18 per share                      -              -               -               -

Shares issued for services at $.25 per share                              -              -               -               -

Shares issued for conversion of notes payable
  and interest payable at $.04 per share                                  -              -               -               -

Shares issued for cash at $1.19 to $3.13 per
  share, less offering costs of $368,450                                  -              -               -               -

Net loss for the year ended December 31, 1994                             -              -               -               -
                                                                ------------   ------------    ------------    ------------
Balance, December 31, 1994                                                -              -               -               -

Shares issued during the year for cash at $.45 to
    $2.50 per share, less offering costs of $267,714                      -              -               -               -

Shares issued during the year for services rendered
    and cancellation of accounts payable at $.55 to
    $1.55 per share                                                       -              -               -               -

Warrants issued during the year for  cancellation
    of accounts  payable at $.033 per warrant
    (additional  compensation  expense of $2,282,900
    or $.62 per share was recorded)                                       -              -               -               -

Shares issued during the year upon  conversion of
    warrants for  cancellation  of accounts payable
    at $.35 per share                                                     -              -               -               -

Warrants  issued  during the year for cash at $.0033
    to $.10 per  warrant,  less offering costs of $5,040                  -              -               -               -

Shares issued during the year upon conversion of
  warrants for cash at $.50 to $1.00 per share                            -              -               -               -

Forgiveness of debt with related parties                                  -              -               -               -

Net loss for the year ended December 31, 1995                             -              -               -               -
                                                                ------------   ------------    ------------    ------------
Balance, December 31, 1995                                                -              -               -               -

Shares issued during the year for finders' fees
  at $1.52 to $2.72 per share                                             -              -               -               -

Shares issued during the year upon conversion
  of warrants for cash at $.50 per share                                  -              -               -               -

Shares issued during the year for cash at $.48 to
    $3.38 per share, less offering costs of $2,033,286                    -              -               -               -

Net loss for the year ended December 31, 1996                             -              -               -               -
                                                                ------------   ------------    ------------    ------------
Balance, December 31, 1996                                                -              -               -               -

Shares issued for services at $3.75 to $5.31 per share                    -              -               -               -

Shares issued for services at $6.50 to $8.38 per share                    -              -               -               -

Warrants issued during the year for services                              -              -               -               -

Shares issued upon the exercise of warrants
  for services at $2.00 per share                                         -              -               -               -

Shares issued during the year for cash at $2.50
  per share                                                               -    $         -               -     $         -

Warrants issued during the year in connection with
    the issuance of a convertible debenture and
    convertible preferred stock                                           -              -               -               -

Shares issued upon conversion of convertible
  debenture to common shares                                              -              -               -               -

Series B preferred shares issued for extinguishment
    of convertible  debenture at $20 stated value
    per share                                                             -              -         108,911       2,178,213

Sale of Series C preferred shares  and warrants,
  less cash fees of $201,500                                              -              -               -               -

Sale of Series B preferred shares for cash, less cash
  fees of $145,000                                                        -              -         125,000       2,355,000

Capital contribution in connection with put options                       -              -               -               -

Beneficial conversion features of Series B convertible
   debenture                                                              -              -               -               -

Series A preferred shares issued upon conversion
  of convertible debenture at $3 per share                          166,667        500,000               -               -

Conversion of Series B and Series C preferred shares
  to common shares                                                        -              -        (206,411)     (4,828,488)

Shares issued during the year in connection with
  exercise of options at $2.97 per share                                  -              -               -               -

Shares issued during the year in connection with the
  exercise of warrants at $.50 per share                                  -              -               -               -

Accretion of Series C preferred stock                                     -              -               -               -

Dividends on preferred stock                                              -              -               -         962,934

Net loss for the year ended December 31, 1997                             -              -               -               -
                                                                ------------   ------------    ------------    ------------
Balance, December 31, 1997                                          166,667        500,000          27,500         667,659

Shares issued for debt costs at $1.44 per share                           -              -               -               -

Options issued during the year for services                               -              -               -               -

Shares issued during the year for patent                                  -              -               -               -

Warrants issued during the year for cash                                  -              -               -               -

Shares issued upon the exercise of options and warrants                   -              -               -               -

Shares issued during the year for cash at $4.50
  per share, less issuance costs of $1,033,846                            -              -               -               -

Shares issued for acquisition of AcuVoice, Articulate
    and Papyrus                                                           -              -               -               -


Sale of Series D preferred shares, less issuance costs
  of $546,154                                                             -              -               -               -

Sale of Series E preferred shares, less issuance costs
  of $50,000                                                              -              -               -               -

Exchange of Series D for Series E preferred stock                         -              -               -               -

Conversions of preferred stock to common stock                            -              -         (27,500)       (676,190)

Shares issued for relinquishment of a reset provision                     -              -               -               -

Expiration of warrants                                                    -              -               -               -

Amortization of deferred consulting expense                               -    $         -               -     $         -

Dividends on preferred stock                                              -              -               -           8,531

Net loss for the year ended December 31, 1998                             -              -               -               -
                                                                ------------   ------------    ------------    ------------
Balance, December 31, 1998                                          166,667        500,000               -               -

Options issued during the year for services                               -              -               -               -

Extension of option expiration dates                                      -              -               -               -

Conversions of preferred stock                                            -              -               -               -

Common stock issued for services                                          -              -               -               -

Common stock issued for principal reduction on
    debentures                                                            -              -               -               -

Common stock returned and canceled                                        -              -               -               -

Warrants issued with Series C debentures                                  -              -               -               -

Warrants issued for services                                              -              -               -               -

Warrants expired                                                          -              -               -               -

Amortization of deferred consulting expense                               -              -               -               -

Beneficial conversion features on Series C debentures                     -              -               -               -

Preferred stock dividends                                                 -              -               -               -

Reduction of accrued offering costs                                       -              -               -               -

Net loss for the year ended December 31, 1999                             -              -               -               -
                                                                ------------   ------------    ------------    ------------

Balance, December 31, 1999                                          166,667    $   500,000               -     $         -
                                                                ============   ============    ============    ============


                                                                           Series C                      Series D
                                                                         Preferred Stock              Preferred Stock
                                                                  ---------------------------    ----------------------------
                                                                      Shares        Amount           Shares         Amount
                                                                  ------------   ------------    ------------    ------------
Balance, October 1, 1993 (date of inception)                                -    $         -               -     $         -

Net loss for the period October 1, 1993
  (date of inception) to December 31, 1993                                  -              -               -               -
                                                                  ------------   ------------    ------------    ------------
Balance, December 31, 1993                                                  -              -               -               -

Acquisition of Taris, Inc.                                                  -              -               -               -

Shares issued for services at $.14 to $.18 per share                        -              -               -               -

Shares issued for services at $.25 per share                                -              -               -               -

Shares issued for conversion of notes payable
  and interest payable at $.04 per share                                    -              -               -               -

Shares issued for cash at $1.19 to $3.13 per
  share, less offering costs of $368,450                                    -              -               -               -

Net loss for the year ended December 31, 1994                               -              -               -               -
                                                                  ------------   ------------    ------------    ------------
Balance, December 31, 1994                                                  -              -               -               -

Shares issued during the year for cash at $.45 to
    $2.50 per share, less offering costs of $267,714                        -              -               -               -

Shares issued during the year for services rendered
    and cancellation of accounts payable at $.55 to
    $1.55 per share                                                         -              -               -               -

Warrants issued during the year for  cancellation of
    accounts  payable at $.033 per warrant (additional
    compensation  expense of $2,282,900 or $.62 per
    share was recorded)                                                     -              -               -               -

Shares issued during the year upon  conversion of
    warrants for  cancellation  of  accounts payable
    at $.35 per share                                                       -              -               -               -

Warrants  issued  during the year for cash at $.0033
    to $.10 per  warrant,  less offering costs of $5,040                    -              -               -               -

Shares issued during the year upon conversion of
  warrants for cash at $.50 to $1.00 per share                              -              -               -               -

Forgiveness of debt with related parties                                    -              -               -               -

Net loss for the year ended December 31, 1995                               -              -               -               -
                                                                  ------------   ------------    ------------    ------------
Balance, December 31, 1995                                                  -              -               -               -

Shares issued during the year for finders' fees
  at $1.52 to $2.72 per share                                               -              -               -               -

Shares issued during the year upon conversion
  of warrants for cash at $.50 per share                                    -              -               -               -

Shares issued during the year for cash at $.48 to
    $3.38 per share, less offering costs of $2,033,286                      -              -               -               -

Net loss for the year ended December 31, 1996                               -              -               -               -
                                                                  ------------   ------------    ------------    ------------
Balance, December 31, 1996                                                  -              -               -               -

Shares issued for services at $3.75 to $5.31 per share                      -              -               -               -

Shares issued for services at $6.50 to $8.38 per share                      -              -               -               -

Warrants issued during the year for services                                -              -               -               -

Shares issued upon the exercise of warrants
  for services at $2.00 per share                                           -              -               -               -

Shares issued during the year for cash at $2.50
  per share                                                                 -    $         -               -     $         -

Warrants issued during the year in connection with
    the issuance of a convertible debenture and
    convertible preferred stock                                             -              -               -               -

Shares issued upon conversion of convertible
  debenture to common shares                                                -              -               -               -

Series B preferred shares issued for extinguishment
    of convertible  debenture at $20 stated value per
    share                                                                   -              -               -               -

Sale of Series C preferred shares  and warrants,
  less cash fees of $201,500                                          187,500      2,948,500               -               -

Sale of Series B preferred shares for cash, less cash
  fees of $145,000                                                          -              -               -               -

Capital contribution in connection with put options                         -              -               -               -

Beneficial conversion features of Series B convertible
   debenture                                                                -              -               -               -

Series A preferred shares issued upon conversion
  of convertible debenture at $3 per share                                  -              -               -               -

Conversion of Series B and Series C preferred shares
  to common shares                                                     (2,500)       (62,772)              -               -

Shares issued during the year in connection with
  exercise of options at $2.97 per share                                    -              -               -               -

Shares issued during the year in connection with the
  exercise of warrants at $.50 per share                                    -              -               -               -

Accretion of Series C preferred stock                                       -        600,000               -               -

Dividends on preferred stock                                                -      1,159,057               -               -

Net loss for the year ended December 31, 1997                               -              -               -               -
                                                                  ------------   ------------    ------------    ------------
Balance, December 31, 1997                                            185,000      4,644,785               -               -

Shares issued for debt costs at $1.44 per share                             -              -               -               -

Options issued during the year for services                                 -              -               -               -

Shares issued during the year for patent                                    -              -               -               -

Warrants issued during the year for cash                                    -              -               -               -

Shares issued upon the exercise of options and warrants                     -              -               -               -

Shares issued during the year for cash at $4.50
  per share, less issuance costs of $1,033,846                              -              -               -               -

Shares issued for acquisition of AcuVoice, Articulate
    and Papyrus                                                             -              -               -               -


Sale of Series D preferred shares, less issuance costs
  of $546,154                                                               -              -         550,000      10,453,846

Sale of Series E preferred shares, less issuance costs
  of $50,000                                                                -              -               -               -

Exchange of Series D for Series E preferred stock                           -              -        (150,000)     (3,079,167)

Conversions of preferred stock to common stock                       (185,000)    (4,767,913)              -               -

Shares issued for relinquishment of a reset provision                       -              -         608,334      11,166,678

Expiration of warrants                                                      -              -               -               -

Amortization of deferred consulting expense                                 -    $         -               -     $         -

Dividends on preferred stock                                                -        123,128               -       3,659,579

Net loss for the year ended December 31, 1998                               -              -               -               -
                                                                  ------------   ------------    ------------    ------------
Balance, December 31, 1998                                                  -              -       1,008,334      22,200,936

Options issued during the year for services                                 -              -               -               -

Extension of option expiration dates                                        -              -               -               -

Conversions of preferred stock                                              -              -        (626,611)    (14,831,523)

Common stock issued for services                                            -              -               -               -

Common stock issued for principal reduction on debentures                   -              -               -               -

Common stock returned and canceled                                          -              -               -               -

Warrants issued with Series C debentures                                    -              -               -               -

Warrants issued for services                                                -              -               -               -

Warrants expired                                                            -              -               -               -

Amortization of deferred consulting expense                                 -              -               -               -

Beneficial conversion features on Series C debentures                       -              -               -               -

Preferred stock dividends                                                   -              -               -       1,726,497

Reduction of accrued offering costs                                         -              -               -               -

Net loss for the year ended December 31, 1999                               -              -               -               -
                                                                  ------------   ------------    ------------    ------------

Balance, December 31, 1999                                                  -    $         -         381,723     $ 9,095,910
                                                                  ============   ============    ============    ============


                                                                             Series E                     Class A
                                                                          Preferred Stock                 Common Stock
                                                                  ---------------------------    ----------------------------
                                                                      Shares        Amount           Shares         Amount
                                                                  ------------   ------------    ------------    ------------
Balance, October 1, 1993 (date of inception)                                -    $         -      10,395,249     $     1,040

Net loss for the period October 1, 1993
  (date of inception) to December 31, 1993                                  -              -               -               -
                                                                  ------------   ------------    ------------    ------------
Balance, December 31, 1993                                                  -              -      10,395,249           1,040

Acquisition of Taris, Inc.                                                  -              -         411,611              41

Shares issued for services at $.14 to $.18 per share                        -              -       1,650,000             165

Shares issued for services at $.25 per share                                -              -          20,000               2

Shares issued for conversion of notes payable
  and interest payable at $.04 per share                                    -              -       3,900,000             390

Shares issued for cash at $1.19 to $3.13 per
  share, less offering costs of $368,450                                    -              -       1,819,293             181

Net loss for the year ended December 31, 1994                               -              -               -               -
                                                                  ------------   ------------    ------------    ------------
Balance, December 31, 1994                                                  -              -      18,196,153           1,819

Shares issued during the year for cash at $.45 to
    $2.50 per share, less offering costs of $267,714                        -              -       6,442,538             645

Shares issued during the year for services rendered
    and cancellation of accounts payable at $.55 to
    $1.55 per share                                                         -              -         516,630              52

Warrants issued during the year for  cancellation of
    accounts  payable at $.033 per warrant
    (additional  compensation  expense of $2,282,900
    or $.62 per share was recorded)                                         -              -               -               -

Shares issued during the year upon  conversion of
    warrants for  cancellation  of accounts payable
    at $.35 per share                                                       -              -       3,700,000             370

Warrants  issued  during the year for cash at $.0033
    to $.10 per  warrant,  less offering costs of $5,040                    -              -               -               -

Shares issued during the year upon conversion of
  warrants for cash at $.50 to $1.00 per share                              -              -         550,000              55

Forgiveness of debt with related parties                                    -              -               -               -

Net loss for the year ended December 31, 1995                               -              -               -               -
                                                                  ------------   ------------    ------------    ------------
Balance, December 31, 1995                                                  -              -      29,405,321           2,941

Shares issued during the year for finders' fees
  at $1.52 to $2.72 per share                                               -              -         420,000              42

Shares issued during the year upon conversion
  of warrants for cash at $.50 per share                                    -              -          60,000               6

Shares issued during the year for cash at $.48 to
    $3.38 per share, less offering costs of $2,033,286                      -              -      11,741,242           1,174

Net loss for the year ended December 31, 1996                               -              -               -               -
                                                                  ------------   ------------    ------------    ------------
Balance, December 31, 1996                                                  -              -      41,626,563           4,163

Shares issued for services at $3.75 to $5.31 per share                      -              -          87,500               9

Shares issued for services at $6.50 to $8.38 per share                      -              -         505,000              50

Warrants issued during the year for services                                -              -               -               -

Shares issued upon the exercise of warrants
  for services at $2.00 per share                                           -              -         150,000              15

Shares issued during the year for cash at $2.50
  per share                                                                 -    $         -         150,000     $        15

Warrants issued during the year in connection with
    the issuance of a convertible debenture and
    convertible preferred stock                                             -              -               -               -

Shares issued upon conversion of convertible
  debenture to common shares                                                -              -         145,747              15

Series B preferred shares issued for extinguishment
    of convertible  debenture at $20 stated value per
    share                                                                   -              -               -               -

Sale of Series C preferred shares  and warrants,
  less cash fees of $201,500                                                -              -               -               -

Sale of Series B preferred shares for cash, less cash
  fees of $145,000                                                          -              -               -               -

Capital contribution in connection with put options                         -              -               -               -

Beneficial conversion features of Series B convertible
   debenture                                                                -              -               -               -

Series A preferred shares issued upon conversion
  of convertible debenture at $3 per share                                  -              -               -               -

Conversion of Series B and Series C preferred shares
  to common shares                                                          -              -         804,065              80

Shares issued during the year in connection with
  exercise of options at $2.97 per share                                    -              -          15,000               1

Shares issued during the year in connection with the
  exercise of warrants at $.50 per share                                    -              -         100,000              10

Accretion of Series C preferred stock                                       -              -               -               -

Dividends on preferred stock                                                -              -               -               -

Net loss for the year ended December 31, 1997                               -              -               -               -
                                                                  ------------   ------------    ------------    ------------
Balance, December 31, 1997                                                  -              -      43,583,875           4,358

Shares issued for debt costs at $1.44 per share                             -              -          35,000               4

Options issued during the year for services                                 -              -               -               -

Shares issued during the year for patent                                    -              -          24,814               3

Warrants issued during the year for cash                                    -              -               -               -

Shares issued upon the exercise of options and warrants                     -              -         265,000              27

Shares issued during the year for cash at $4.50
  per share, less issuance costs of $1,033,846                              -              -       4,000,000             400

Shares issued for acquisition of AcuVoice,
    Articulate and Papyrus                                                  -              -      10,944,081           1,094

Sale of Series D preferred shares, less issuance costs
  of $546,154                                                               -              -               -               -

Sale of Series E preferred shares, less issuance costs
  of $50,000                                                          100,000      1,950,000               -               -

Exchange of Series D for Series E preferred stock                     150,000      3,079,167               -               -

Conversions of preferred stock to common stock                       (114,928)    (2,777,292)      4,081,234             407

Shares issued for relinquishment of a reset provision                       -              -       1,390,476             139

Expiration of warrants                                                      -              -               -               -

Amortization of deferred consulting expense                                 -            $ -               -     $         -

Dividends on preferred stock                                                -      1,006,011               -               -

Net loss for the year ended December 31, 1998                               -              -               -               -
                                                                  ------------   ------------    ------------    ------------
Balance, December 31, 1998                                            135,072      3,257,886      64,324,480           6,432

Options issued during the year for services                                 -              -               -               -

Extension of option expiration dates                                        -              -               -               -

Conversions of preferred stock                                       (135,072)    (3,298,247)     52,981,431           5,298

Common stock issued for services                                            -              -       1,200,000             120

Common stock issued for principal reduction on debentures                   -              -       6,000,000             600

Common stock returned and canceled                                          -              -        (970,586)            (97)

Warrants issued with Series C debentures                                    -              -               -               -

Warrants issued for services                                                -              -               -               -

Warrants expired                                                            -              -               -               -

Amortization of deferred consulting expense                                 -              -               -               -

Beneficial conversion features on Series C debentures                       -              -               -               -

Preferred stock dividends                                                   -         40,361               -               -

Reduction of accrued offering costs                                         -              -               -               -

Net loss for the year ended December 31, 1999                               -              -               -               -
                                                                  ------------   ------------    ------------    ------------

Balance, December 31, 1999                                                  -    $         -     123,535,325     $    12,353
                                                                  ============   ============    ============    ============


                                                                                                                  Deficit
                                                                                                                Accumulated
                                                                  Additional                    Deferred        During the
                                                                   Paid-in      Outstanding    Consulting       Development
                                                                   Capital       Warrants        Expense           Stage
                                                                ------------   ------------    ------------    --------------
Balance, October 1, 1993 (date of inception)                    $    (1,040)   $         -     $         -     $         -

Net loss for the period October 1, 1993
  (date of inception) to December 31, 1993                                -              -               -        (1,782,611)
                                                                ------------   ------------    ------------    --------------
Balance, December 31, 1993                                           (1,040)             -               -        (1,782,611)

Acquisition of Taris, Inc.                                            1,240              -               -               -

Shares issued for services at $.14 to $.18 per share                249,835              -               -               -

Shares issued for services at $.25 per share                          4,998              -               -               -

Shares issued for conversion of notes payable
  and interest payable at $.04 per share                            156,515              -               -               -

Shares issued for cash at $1.19 to $3.13 per
  share, less offering costs of $368,450                          3,315,874              -               -               -

Net loss for the year ended December 31, 1994                             -              -               -        (3,914,339)
                                                                ------------   ------------    ------------    --------------
Balance, December 31, 1994                                        3,727,422              -               -        (5,696,950)

Shares issued during the year for cash at $.45 to
    $2.50 per share, less offering costs of $267,714              4,509,542              -               -               -

Shares issued during the year for services rendered
    and cancellation of accounts payable at $.55 to
    $1.55 per share                                                 355,319              -               -               -

Warrants issued during the year for  cancellation of
    accounts  payable at $.033 per warrant (additional
    compensation  expense of $2,282,900 or $.62 per
    share was recorded)                                                   -      2,405,000               -               -

Shares issued during the year upon  conversion of
    warrants for  cancellation  of accounts payable
    at $.35 per share                                             3,699,630     (2,405,000)              -               -

Warrants  issued  during the year for cash at $.0033
    to $.10 per  warrant,  less offering costs of $5,040                  -         45,360               -               -

Shares issued during the year upon conversion of
  warrants for cash at $.50 to $1.00 per share                      519,945        (45,000)              -               -

Forgiveness of debt with related parties                            506,874              -               -               -

Net loss for the year ended December 31, 1995                             -              -               -        (6,315,349)
                                                                ------------   ------------    ------------    --------------
Balance, December 31, 1995                                       13,318,732            360               -       (12,012,299)

Shares issued during the year for finders' fees
  at $1.52 to $2.72 per share                                       901,478              -               -               -

Shares issued during the year upon conversion
  of warrants for cash at $.50 per share                             29,994              -               -               -

Shares issued during the year for cash at $.48 to
    $3.38 per share, less offering costs of $2,033,286           11,857,269              -               -               -

Net loss for the year ended December 31, 1996                             -              -               -        (7,829,508)
                                                                ------------   ------------    ------------    --------------
Balance, December 31, 1996                                       26,107,473            360               -       (19,841,807)

Shares issued for services at $3.75 to $5.31 per share              386,710              -               -               -

Shares issued for services at $6.50 to $8.38 per share            3,426,202              -               -               -

Warrants issued during the year for services                              -      1,165,500               -               -

Shares issued upon the exercise of warrants
  for services at $2.00 per share                                   689,085       (389,100)              -               -

Shares issued during the year for cash at $2.50
  per share                                                     $ 1,256,235    $         -     $         -     $         -

Warrants issued during the year in connection with
    the issuance of a convertible debenture and
    convertible preferred stock                                           -      1,559,600               -               -

Shares issued upon conversion of convertible
  debenture to common shares                                        857,835              -               -               -

Series B preferred shares issued for extinguishment
    of convertible  debenture at $20 stated value per
    share                                                                 -              -               -               -

Sale of Series C preferred shares  and warrants,
  less cash fees of $201,500                                              -        600,000               -               -

Sale of Series B preferred shares for cash, less cash
  fees of $145,000                                                        -              -               -               -

Capital contribution in connection with put options                 500,000              -               -               -

Beneficial conversion features of Series B convertible
   debenture                                                        427,850              -               -               -

Series A preferred shares issued upon conversion
  of convertible debenture at $3 per share                                -              -               -               -

Conversion of Series B and Series C preferred shares
  to common shares                                                4,891,180              -               -               -

Shares issued during the year in connection with
  exercise of options at $2.97 per share                             44,499              -               -               -

Shares issued during the year in connection with the
  exercise of warrants at $.50 per share                             49,990              -               -               -

Accretion of Series C preferred stock                                     -              -               -          (600,000)

Dividends on preferred stock                                              -              -               -        (2,121,991)

Net loss for the year ended December 31, 1997                             -              -               -       (22,453,948)
                                                                ------------   ------------    ------------    --------------
Balance, December 31, 1997                                       38,637,059      2,936,360               -       (45,017,746)

Shares issued for debt costs at $1.44 per share                      50,310              -               -               -

Options issued during the year for services                         320,100              -        (320,100)              -

Shares issued during the year for patent                            100,804              -               -               -

Warrants issued during the year for cash                                  -        472,928               -               -

Shares issued upon the exercise of options and warrants             505,333           (360)              -               -

Shares issued during the year for cash at $4.50
  per share, less issuance costs of $1,033,846                   16,965,754              -               -               -

Shares issued for acquisition of AcuVoice,
    Articulate and Papyrus                                       28,686,933              -               -               -

Sale of Series D preferred shares, less issuance costs
  of $546,154                                                             -              -               -               -

Sale of Series E preferred shares, less issuance costs
  of $50,000                                                              -              -               -               -

Exchange of Series D for Series E preferred stock                         -              -               -               -

Conversions of preferred stock to common stock                    8,220,988              -               -               -

Shares issued for relinquishment of a reset provision            (5,055,240)             -               -               -

Expiration of warrants                                               85,670        (85,670)              -               -

Amortization of deferred consulting expense                     $         -    $         -     $   213,400     $         -

Dividends on preferred stock                                              -              -               -        (4,797,249)

Net loss for the year ended December 31, 1998                             -              -               -       (43,118,782)
                                                                ------------   ------------    ------------    -------------
Balance, December 31, 1998                                       88,517,711      3,323,258        (106,700)      (92,933,777)

Options issued during the year for services                          12,540              -               -               -

Extension of option expiration dates                                241,375              -               -               -

Conversions of preferred stock                                   18,124,472              -               -               -

Common stock issued for services                                    474,880              -        (375,000)              -

Common stock issued for principal reduction on debentures         3,278,293              -               -               -

Common stock returned and canceled                               (1,000,819)             -               -               -

Warrants issued with Series C debentures                                  -        438,240               -               -

Warrants issued for services                                              -        260,000        (127,500)              -

Warrants expired                                                  1,170,968     (1,170,968)              -               -

Amortization of deferred consulting expense                               -              -         174,149               -

Beneficial conversion features on Series C debentures             1,750,000              -               -               -

Preferred stock dividends                                                 -              -               -        (2,110,607)

Reduction of accrued offering costs                                 200,000              -               -               -

Net loss for the year ended December 31, 1999                             -              -               -       (21,662,419)
                                                                ------------   ------------    ------------    -------------

Balance, December 31, 1999                                      $112,769,420   $ 2,850,530     $  (435,051)    $(116,706,803)
                                                                ============   ============    ============    =============


                                                                                      Total
                                                                                   ------------
Balance, October 1, 1993 (date of inception)                                       $         -

Net loss for the period October 1, 1993
  (date of inception) to December 31, 1993                                          (1,782,611)
                                                                                   ------------
Balance, December 31, 1993                                                          (1,782,611)

Acquisition of Taris, Inc.                                                               1,281

Shares issued for services at $.14 to $.18 per share                                   250,000

Shares issued for services at $.25 per share                                             5,000

Shares issued for conversion of notes payable
  and interest payable at $.04 per share                                               156,905

Shares issued for cash at $1.19 to $3.13 per
  share, less offering costs of $368,450                                             3,316,055

Net loss for the year ended December 31, 1994                                       (3,914,339)
                                                                                   ------------
Balance, December 31, 1994                                                          (1,967,709)

Shares issued during the year for cash at $.45 to $2.50 per share, less offering
  costs of $267,714                                                                  4,510,187

Shares issued during the year for services rendered and cancellation of accounts
  payable at $.55 to $1.55 per share                                                   355,371

Warrants issued during the year for  cancellation  of accounts  payable at $.033 per warrant (additional  compensation  expense of $2,282,900 or $.62 per share
  was recorded)                                                                      2,405,000

Shares issued during the year upon  conversion of warrants for  cancellation  of
  accounts payable at $.35 per share                                                 1,295,000

Warrants  issued  during the year for cash at $.0033 to $.10 per  warrant,  less
  offering costs of $5,040                                                              45,360

Shares issued during the year upon conversion of
  warrants for cash at $.50 to $1.00 per share                                         475,000

Forgiveness of debt with related parties                                               506,874

Net loss for the year ended December 31, 1995                                       (6,315,349)
                                                                                   ------------
Balance, December 31, 1995                                                           1,309,734

Shares issued during the year for finders' fees
  at $1.52 to $2.72 per share                                                          901,520

Shares issued during the year upon conversion
  of warrants for cash at $.50 per share                                                30,000

Shares issued during the year for cash at $.48 to $3.38 per share, less offering
  costs of $2,033,286                                                               11,858,443

Net loss for the year ended December 31, 1996                                       (7,829,508)
                                                                                   ------------
Balance, December 31, 1996                                                           6,270,189

Shares issued for services at $3.75 to $5.31 per share                                 386,719

Shares issued for services at $6.50 to $8.38 per share                               3,426,252

Warrants issued during the year for services                                         1,165,500

Shares issued upon the exercise of warrants
  for services at $2.00 per share                                                      300,000

Shares issued during the year for cash at $2.50
  per share                                                                        $ 1,256,250

Warrants issued during the year in connection with the issuance of a convertible
  debenture and convertible preferred stock                                          1,559,600

Shares issued upon conversion of convertible
  debenture to common shares                                                           857,850

Series B preferred shares issued for extinguishment of convertible  debenture at
  $20 stated value per share                                                         2,178,213

Sale of Series C preferred shares  and warrants,
  less cash fees of $201,500                                                         3,548,500

Sale of Series B preferred shares for cash, less cash
  fees of $145,000                                                                   2,355,000

Capital contribution in connection with put options                                    500,000

Beneficial conversion features of Series B convertible
   debenture                                                                           427,850

Series A preferred shares issued upon conversion
  of convertible debenture at $3 per share                                             500,000

Conversion of Series B and Series C preferred shares
  to common shares                                                                           -

Shares issued during the year in connection with
  exercise of options at $2.97 per share                                                44,500

Shares issued during the year in connection with the
  exercise of warrants at $.50 per share                                                50,000

Accretion of Series C preferred stock                                                        -

Dividends on preferred stock                                                                 -

Net loss for the year ended December 31, 1997                                      (22,453,948)
                                                                                   ------------
Balance, December 31, 1997                                                           2,372,475

Shares issued for debt costs at $1.44 per share                                         50,314

Options issued during the year for services                                                  -

Shares issued during the year for patent                                               100,807

Warrants issued during the year for cash                                               472,928

Shares issued upon the exercise of options and warrants                                505,000

Shares issued during the year for cash at $4.50
  per share, less issuance costs of $1,033,846                                      16,966,154

Shares issued for acquisition of AcuVoice, Articulate and Papyrus                   28,688,027


Sale of Series D preferred shares, less issuance costs
  of $546,154                                                                       10,453,846

Sale of Series E preferred shares, less issuance costs
  of $50,000                                                                         1,950,000

Exchange of Series D for Series E preferred stock                                            -

Conversions of preferred stock to common stock                                               -

Shares issued for relinquishment of a reset provision                                6,111,577

Expiration of warrants                                                                       -

Amortization of deferred consulting expense                                        $   213,400

Dividends on preferred stock                                                                 -

Net loss for the year ended December 31, 1998                                      (43,118,782)
                                                                                   ------------
Balance, December 31, 1998                                                          24,765,746

Options issued during the year for services                                             12,540

Extension of option expiration dates                                                   241,375

Conversions of preferred stock                                                               -

Common stock issued for services                                                       100,000

Common stock issued for principal reduction on debentures                            3,278,893

Common stock returned and canceled                                                  (1,000,916)

Warrants issued with Series C debentures                                               438,240

Warrants issued for services                                                           132,500

Warrants expired                                                                             -

Amortization of deferred consulting expense                                            174,149

Beneficial conversion features on Series C debentures                                1,750,000

Preferred stock dividends                                                             (343,749)

Reduction of accrued offering costs                                                    200,000

Net loss for the year ended December 31, 1999                                      (21,662,419)
                                                                                   ------------

Balance, December 31, 1999                                                         $ 8,086,359
                                                                                   ============


          See accompanying notes to consolidated financial statements.

                                Fonix Corporation
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   October 1,
                                                                                                      1993
                                                                                                 (Inception) to
                                                              Years Ended December 31,            December 31,
                                                     -------------------------------------------
                                                         1999           1998           1997            1999
                                                     -------------- -------------- -------------- ----------------
Cash flows from operating activities:
     Net loss                                        $ (21,662,419) $ (43,118,782) $ (22,453,948)  $ (107,076,956)
     Adjustments to reconcile net loss to net cash
       used in operating activities:
       Issuance of common stock for services               158,600        50,314       4,112,970        5,646,154
       Issuance of common stock for patent                       -       100,807               -          100,807
       Non-cash expense related to issuance of
          debentures,warrants, preferred and
          common stock                                   2,411,349     6,111,577       3,967,337       12,490,263
       Non-cash compensation expense related to
          issuance and extension of stock options          360,615       213,400               -        2,856,915
       Non-cash expense related to issuance of
          notes payable and accrued expense for
          services                                               -       857,000               -          857,000
       Non-cash exchange of notes receivable for
          services                                               -       150,000               -          150,000
       Non-cash portion of purchased in-process
          research and development                               -    13,136,000               -       13,136,000
       Loss on disposal of property and equipment          154,940             -               -          154,940
       Gain on sale of HealthCare Solutions Group       (3,766,646)            -               -       (3,766,646)
       Write-off of assets received in acquisition               -             -               -            1,281
       Depreciation and amortization                     5,256,532     3,285,845         405,209        9,031,986
       Income tax benefit                               (3,331,895)            -               -       (3,331,895)
       Extraordinary loss on extinguishment of debt              -             -         881,864          881,864
       Extraordinary gain on forgiveness of debt          (473,857)            -               -         (504,405)
       Changes in assets and liabilities, net of
          effects of acquisitions:
         Accounts receivable                              (245,432)     (148,498)              -         (393,930)
         Employee advances                                   7,245       (67,231)              -          (59,986)
         Interest and other receivables                     (2,263)        9,436         142,724           (7,746)
         Inventory                                          (7,161)      (20,221)              -          (27,382)
         Prepaid assets                                     (3,381)      (15,372)        (27,922)         (50,847)
         Cash held in escrow                               (38,003)            -               -          (38,003)
         Other assets                                          944       (80,198)         (8,735)        (118,901)
         Accounts payable                               (1,650,337)    2,941,898         128,638        3,363,399
         Accrued liabilities                               514,312         8,189        (922,367)       1,156,101
         Accrued liabilities - related party             1,143,185      (311,743)         47,759        1,290,944
         Deferred revenues                                 632,242        81,266               -          713,508
                                                     -------------- -------------- -------------- ----------------

       Net cash used in operating activities           (20,541,430)  (16,816,313)    (13,726,471)     (63,545,535)
                                                     -------------- -------------- -------------- ----------------

Cash flows from investing activities, net of
          effects of acquisitions:
     Proceeds from sale of HealthCare Solutions
          Group                                         21,805,982             -               -       21,805,982
     Acquisition of subsidiaries, net of cash
          acquired                                               -   (15,323,173)              -      (15,323,173)
     Proceeds from sale of property and equipment           50,000             -               -           50,000
     Purchase of property and equipment                    (99,090)   (1,305,091)       (671,401)      (3,435,560)
     Investment in intangible assets                             -             -        (107,281)        (164,460)
     Issuance of notes receivable                                -      (745,000)     (1,483,600)      (3,228,600)
     Payments received on notes receivable                 245,000             -       1,883,600        2,128,600
                                                     -------------- -------------- -------------- ----------------

       Net cash provided by (used in) investing
          activities                                    22,001,892   (17,373,264)       (378,682)       1,832,789
                                                     -------------- -------------- -------------- ----------------

Cash flows from financing activities:
     Bank overdraft                                       (138,034)      138,034               -                -
     Advance                                             1,000,000             -               -        1,000,000
     Net proceeds from revolving note payable          (20,038,193)    1,376,671       2,234,914          (49,250)
     Net proceeds (payments) from revolving note
          payable - relatedparties                      (7,895,178)     (469,869)        551,510       (7,813,537)
     Proceeds from other notes payable                   6,953,760       560,000               -        9,865,427
     Payments on other notes payable                    (7,788,000)            -               -       (9,567,806)
     Principal payments on capital lease obligation        (60,684)      (49,325)        (43,381)        (153,390)
     Proceeds from issuance of convertible
          debentures, net                                6,254,240             -       2,685,000        9,439,240
     Proceeds from sale of warrants                        438,240       472,928         600,000        1,511,168
     Proceeds from sale of common stock, net                     -    17,471,155         469,500       38,175,700
     Proceeds from sale of preferred stock, net                  -    12,403,846       5,303,500       17,707,346
     Proceeds from sale of common stock and
          related repricing rights subject to
          redemption, net                                        -     1,830,000               -        1,830,000
                                                     -------------- -------------- -------------- ----------------

       Net cash provided by (used in ) financing
          activities                                   (21,273,849)   33,733,440      11,801,043       61,944,898
                                                     ----------------------------- -------------- ----------------

Net (decrease) increase in cash and cash
     equivalents                                       (19,813,387)     (456,137)     (2,304,110)         232,152

Cash and cash equivalents at beginning of period        20,045,539    20,501,676      22,805,786                -
                                                     -------------- -------------- -------------- ----------------

Cash and cash equivalents at end of period           $     232,152  $ 20,045,539   $  20,501,676  $       232,152
                                                     ============== ============== ============== ================

          See accompanying notes to consolidated financial statements.

                                Fonix Corporation
                          (A Development Stage Company)

                CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

                                                                                                    October 1, 1993
                                                                                                    (Inception) to
                                                               Years Ended December 31,             December 31,
                                                         ------------------------------------------
Supplemental disclosure of cash flow information:           1999          1998           1997           1999
                                                         ------------  -------------  -------------  ------------

     Cash paid during the period for interest            $ 1,075,882   $ 1,392,987    $ 1,148,553    $ 4,505,888

Supplemental Schedule of Non-cash Investing and Financing Activities:

     For the Year Ended December 31, 1999:

     The Company entered into capital lease obligations for equipment in the amount of $57,332.

     Advances to employees totaling $59,986 were applied as payments on a related-party note payable.

     A total of 143,230 shares of Class A common stock previously pledged to a bank by certain officers and directors of the Company as collateral for Company credit card debt were sold by the bank and the proceeds were used to pay the debt and the related accrued interest in full totaling $244,824.

     A total of 100,000 shares of Class A common stock previously pledged to a law firm by certain officers and directors of the Company as collateral for legal work were sold by the law firm and the proceeds were used to pay for legal services totaling $72,335.

     A total of 970,586 shares of Class A common stock previously held by certain shareholders and originally valued at $1,000,916 were returned to the Company in settlement of litigation.

     TheCompany issued 6,000,000 shares of Class A common stock valued at $3,278,893 to the guarantors of the Series C convertible debentures as indemnification for the sale of their shares by the holders of the Series C convertible debentures held as collateral for these debentures. The proceeds of $3,278,893 received by the holders were used to pay liquidation damages and retire Series C convertible debentures in the amounts of $750,000 and $2,528,893, respectively.

     Preferred stock dividends of $997,148 were recorded related to the beneficial conversion features of Series D and Series E preferred stock.

     Preferred stock dividends of $769,710 were accrued on Series D and Series E preferred stock.

     Dividends totaling $343,749 were recorded relating to the liquidation damage provisions of Series D and Series E preferred stock and Series C convertible debentures.

     The Company issued 200,000 shares of Class A common stock to an unrelated party for consulting fees valued at $100,000.

     A total of 626,611 shares of Series D preferred stock and related dividends of $587,388 were converted into 47,252,275 shares of Class A common stock.

     A total of 135,072 shares of Series E preferred stock and related dividends of $66,015 were converted into 5,729,156 shares of Class A common stock.

     Of the sales proceeds from the sale of the HealthCare Solutions Group, $2,500,000 was placed in an escrow account, $500,000 of which was subsequently released.

     A revolving note payable in the amount of $50,000 was paid by a former employee and is included as an account payable.

     Promissory notes held by certain shareholders were reduced by $414,991 in settlement of litigation.

     The Company issued 1,000,000 shares of Class A common stock to two unrelated parties for consulting fees valued at $375,000 of which $316,400 has been deferred at December 31, 1999.

     The Company issued 1,000,000 warrants to three unrelated parties for legal services valued at $260,000 of which $118,651 has been deferred at December 31, 1999.

     For the Year Ended December 31, 1998:

     Preferred stock dividends of $3,461,543 were recorded related to the beneficial conversion features of convertible preferred stock.

     Preferred stock dividends of $335,706 were accrued on convertible preferred stock.

     A total of 27,500 shares of Series B convertible preferred stock and related dividends of $8,531 were converted into 193,582 shares of common stock.

     A total of 185,000 shares of Series C convertible preferred stock and related dividends of $123,129 were converted into 1,295,919 shares of common stock.

     TheCompany issued 1,390,476 shares of common stock and 608,334 shares of Series D 4% convertible preferred stock in connection with the cancellation of an existing reset provision and costs associated with the issuance of Series D 4% convertible preferred stock.

     Preferred stock dividends of $1,000,000 were recorded related to the issuance of 1,390,476 common shares and 608,334 shares of Series D 4% convertible preferred stock in connection with the cancellation of an existing reset provision.

     The Company exchanged 150,000 shares of Series D 4% convertible preferred stock for 150,000 shares of Series E 4% convertible preferred stock.

     A total of 114,928 shares of Series E convertible preferred stock and related dividends of $15,969 were converted into 2,591,733 shares of common stock.

     The Company issued 2,692,216 shares of common stock (having a market value of $16,995,972) in connection with the acquisition of AcuVoice, Inc.

     The Company issued  5,140,751 shares of common stock (having a market value
of  $8,353,720)   and  notes  payable  of  $4,747,339  in  connection  with  the acquisition of Articulate Systems, Inc.

     The Company issued  3,111,114 shares of common stock (having a market value
of  $3,208,336)   and  notes  payable  of  $1,710,000  in  connection  with  the acquisition of Papyrus.

     The Company issued notes payable of $348,145 in connection with the acquisition of certain assets of The MRC Group, Inc.

     For the Year Ended December 31, 1997:

     A $500,000 Series A convertible debenture was converted into 166,667 shares of Series A preferred stock.

     Series B convertible debentures in the amount of $850,000 and related accrued interest of $7,850 were converted into 145,747 shares of common stock.

     Series B convertible debentures in the amount of $2,150,000 and related accrued interest of $28,213 were converted into 108,911 shares of Series B convertible preferred stock.

     Dividends of $2,721,991 were recorded related to the beneficial conversion features and accretion of Series B and Series C convertible preferred stock.

     206,411 shares of Series B convertible preferred stock and related dividends of $13,422 were converted into 786,867 shares of common stock.

     2,500 shares of Series C convertible preferred stock and related dividends of $472 were converted into 17,198 shares of common stock.

     Accounts payable of $144,931 was converted into a capital lease obligation of the same amount.


          See accompanying notes to consolidated financial statements.

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


 1.  NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations -Fonix Corporation (the "Company") is a development stage company engaged in developing, acquiring and marketing proprietary human/computer interface technologies. The core technologies developed or acquired to date include automated speech recognition ("ASR"), text-to-speech ("TTS"), and handwriting recognition ("HWR") technologies for embedded (original equipment manufacturer, hereafter "OEM") and server markets. The Company has received a patent for certain elements of its core technologies and has filed applications for other patents covering various aspects of its technology. The Company seeks to develop relationships and strategic alliances with third-party developers and vendors that are participants in the computer and electronic devices industry (including producers of application software, operating systems, computers and microprocessor chips). As of December 31, 1999, the Company has entered into one strategic partnership and license agreement relating to its ASR technologies. Other revenues are generated through licensing of its TTS and HWR technologies. Although the Company has completed development of the key components of its core technologies, there can be no assurance that it will be able to sell, license or otherwise market its technologies to third parties in order to generate sufficient recurring revenues to pay its operating costs and complete the development of its technologies.

Fonix Corporation (known as Taris, Inc. prior to its acquisition of Phonic Technologies, Inc. ("PTI"), as described below) was organized under the laws of the state of Delaware on September 12, 1985. Taris, Inc. was a public company with no operations. Prior to June 17, 1994, Taris, Inc. effected a reverse stock split of one share for 90 shares. The financial statements have been adjusted to reflect the stock split as though it had happened January 1, 1993. PTI, a Utah corporation and the Company's predecessor in interest with respect to some of the Company's ASR technology, was organized on October 1, 1993 (the Company's date of inception) for the purpose of developing proprietary ASR technologies. On June 17, 1994, Fonix Corporation entered into a merger agreement with PTI whereby Fonix issued 10,395,249 shares of its common stock for all of the issued and outstanding common shares of PTI. Upon completion of the merger, PTI stockholders owned in excess of 90 percent of the outstanding common stock of Fonix. The transaction was accounted for as a reverse acquisition as though PTI acquired Fonix. The financial statements, therefore, reflect the operations of Fonix since the acquisition on June 17, 1994 and PTI since October 1, 1993.

Development Stage Presentation - The Company is in the development stage and generated revenues of $439,507 and incurred a net loss from continuing operations totaling $19,949,196 for the year ended December 31, 1999. The Company has incurred cumulative losses from continuing operations of $98,237,110 for the period from inception to December 31, 1999. The Company has an accumulated deficit of $116,706,803, negative working capital of $4,804,796, and $981,301 of accounts payable over 60 days past due as of December 31, 1999. The Company expects to continue to incur significant losses through at least
December 31, 2000, primarily due to significant expenditure requirements associated with the marketing and development of its ASR and related technologies. These factors, as well as the risk factors set out elsewhere in the Company's Annual Report on Form 10-K, raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management plans to fund the operations of the Company through proceeds from sales of its debt and equity securities and cash flows from license and royalty arrangements. There can be no assurance that management's plans will be successful.

Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Fonix/AcuVoice, Inc., and Fonix/Papyrus, Inc. All significant intercompany balances and transactions have been eliminated in consolidation. During 1999, other wholly owned subsidiaries, Fonix Systems Corporation and Fonix/Articulate, Inc., were merged into the Company. As discussed more thoroughly in

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 2, the HealthCare Solutions Group ("HSG"), consisting primarily of the assets and operations of Fonix/Articulate, Inc., is presented as discontinued operations.

Cash and Cash Equivalents - The Company considers all highly liquid, short-term investments with a maturity of three months or less to be cash equivalents.

Funds Held in Escrow - Funds held in escrow pursuant to terms of the sale of the HSG (see Note 2) are held in interest-bearing accounts and become available to the Company at the end of the 18-month period following the closing of the sale (March 2001).

Inventory  -  Inventory,   consisting   primarily  of  microphones  and  related
accessories, is stated at the lower of cost (first-in, first -out method) or market value.

Property and Equipment - Property and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets as follows:

           Furniture and fixtures            5 years
           Computer equipment                3 to 5 years
           Leasehold improvements            18 months to 8 years

Leasehold improvements are amortized over the shorter of the useful life of the applicable asset or the remaining lease term. Maintenance and repairs are charged to expense as incurred and major improvements are capitalized. Gains or losses on sales or retirements are included in the consolidated statements of operations in the year of disposition.

Intangible Assets - Intangible assets consist of the purchase cost of completed technology and goodwill in connection with the acquisitions of AcuVoice, Inc., Papyrus Development Corporation, and Papyrus Associates, Inc. (see Note 2) and direct costs incurred by the Company in applying for patents covering its technologies. Amortization is computed on a straight-line basis over the estimated useful lives of the completed technology, goodwill and patents ranging from five to eight years.

Valuation of Long-lived Assets - The carrying value of the Company's long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If such an event occurred, the Company would project cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If such projections indicate that the cost in excess of the net asset would not be recoverable, the Company's carrying value of such asset would be reduced by the estimated excess of such value over the projected cash flows.

Revenue Recognition - The Company recognizes revenues in accordance with the provisions of Statement of Position No. 97-2, "Software Revenue Recognition". The Company generates revenues from licensing the rights to its software products to end users and from royalties. The Company also generates service revenues from the sale of consulting and development services.

Revenues from software license agreements are recognized upon shipment of the software if there are no significant

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


postcontract obligations. If postcontract obligations exist, revenues are recognized when those obligations have been satisfied. Revenues from development and consulting services are recognized as the services are completed.

Cost of revenues consists of costs to distribute the product (including the cost of the media on which it is delivered), installation and support personnel salaries and licensed technology and related costs.

Research and Development - All expenditures for research and development are charged to expense as incurred. The Company incurred total research and development expenses of $ 7,909,228 in 1999, $13,060,604 in 1998 and $7,066,294
in 1997. In 1998, the Company also recorded $9,315,000 of in-process research and development purchased in connection with the acquisition of AcuVoice, Inc. The Company also recorded $3,821,000 of in-process research and development costs in connection with the acquisition of Articulate Systems, Inc. ("ASI") in 1998. However, as a result of the subsequent disposition of the operations and assets of ASI, these costs are reflected in discontinued operations (see Note
2).

Income Taxes - The Company recognizes deferred income tax assets or liabilities for the expected future tax consequences of events that have been recognized in the financial statements or tax returns. Deferred income tax assets or liabilities are determined based upon the difference between the financial and income tax bases of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized.

Concentration of Credit Risks - The Company's cash and cash equivalents are maintained in bank deposit accounts which exceed federally insured limits. Cash equivalents consist of highly liquid securities with maturities of three months or less when purchased. The Company has not experienced any losses with respect to these deposits. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs on-going credit evaluations of its customers and maintains allowances for possible losses, which when realized, have been within the range of management's expectations.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments - The book values of the Company's assets and liabilities approximate their fair values. The estimated fair values have been determined using appropriate market information and valuation methodologies.

Net Loss Per Common Share - Basic and diluted net loss per common share are calculated by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year. At December 31, 1999, 1998 and 1997, there were outstanding common stock equivalents to purchase 56,869,449, 38,319,638 and 13,395,948 shares of common stock, respectively, that were not included in the computation of diluted net loss per common share as their effect would have been anti-dilutive, thereby decreasing the net loss per common share.

The following table is a reconciliation of the net loss numerator of basic and diluted net loss per common share for the years ended December 31, 1999, 1998 and 1997.

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                1999                           1998                             1997
                                        ---------------------------    --------------------------    --------------------------
                                                          Loss                          Loss                          Loss
                                        Loss              Per Share    Loss             Per Share    Loss             Per Share
                                        ----              ---------    ----             ---------    ----             ---------

Loss from continuing operations         $(19,949,196)                  $(36,843,475)                 $(21,572,084)
Preferred stock dividends                 (2,110,607)                    (4,797,249)                   (2,721,991)
                                        -------------                  -------------                 -------------
Net loss from continuing operations
     attributable to common
     stockholders                        (22,059,803)     $ (0.29)      (41,640,724)    $ (0.79)      (24,294,075)    $ (0.57)
Discontinued operations, net of taxes     (2,187,080)       (0.03)       (6,275,307)      (0.12)                -           -
Extraordinary items, net of taxes            473,857         0.01               -             -          (881,864)      (0.02)
                                        --------------    ---------    -------------    ----------   --------------   ---------
Net loss attributable to common
        stockholders                    $(23,773,026)     $ (0.31)     $(47,916,031)    $ (0.91)     $(25,175,939)    $ (0.59)
                                        ==============    =========    =============    ==========   ==============   =========
Weighted average common shares
         outstanding                      76,753,709                     52,511,185                    42,320,188
                                        ==============                 =============                 ==============

Stock-based Compensation - The Company uses the intrinsic value method to account for stock-based compensation plans. Under this method, compensation cost is recognized for stock option awards only if the quoted market price is greater than the amount the optionee must pay to acquire the stock. Pro forma disclosures using the fair value-based method required by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" are presented in Note 11.

Recently Enacted Accounting Standards - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards requiring that derivative instruments be recorded in the balance sheet as either an asset or liability measured at their fair values and that changes in the fair values be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The adoption of this statement is not expected to have a material effect on the Company's consolidated financial statements as the Company does not currently hold any derivative or hedging instruments.

2.  ACQUISITIONS AND DISCONTINUED OPERATIONS

AcuVoice, Inc. - In March 1998, the Company created a wholly owned subsidiary (Fonix/AcuVoice, Inc.) that acquired AcuVoice, Inc. ("AcuVoice"). AcuVoice developed and marketed TTS technologies and products directly to end users, systems integrators and original equipment manufacturers for use in the telecommunications, multi-media, education and assistive technology markets. These same products and services are now provided by the Company. The Company issued 2,692,216 shares of restricted Class A common stock (having a market value of $16,995,972 on that date) and paid cash of approximately $8,000,000 for all of the then outstanding common shares of AcuVoice. The acquisition was accounted for as a purchase.

Of the 2,692,216 shares of Class A common stock issued, 80,000 shares were placed in escrow against which any claims for breach of warranty against the former shareholders of AcuVoice could be asserted by the Company. On March 12, 1999, the Company submitted a claim for the shares deposited into the escrow account based on the Company's assertion of misrepresentations made to the Company (see Note 16). The shares held in escrow have been excluded from the calculation of basic net loss per common share for the years ended December 31, 1999 and 1998.

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



The purchase price allocation to tangible assets included $253,881 of cash, $13,728 of accounts receivable, $9,902 of property and equipment and $800 of prepaid expenses. The purchase price allocations to liabilities assumed included $22,929 of accounts payable and accrued expenses and $599,250 of notes payable. The excess of the purchase price over the estimated fair market value of the acquired tangible net assets of AcuVoice was $25,339,840, of which $11,192,000 was capitalized as the purchase cost of the completed technology, $4,832,840 was capitalized as goodwill and $9,315,000 was expensed as in-process research and development.

The valuation of the acquired in-process research and development included, but was not limited to, an analysis of (1) the market for AcuVoice products and technologies; (2) the completion costs for the projects; (3) the expected cash flows attributed to the projects; and (4) the risks associated with achieving the expected cash flows. The value of the in-process research and development was based upon assumptions the Company believed to be reasonable but which were inherently uncertain and unpredictable. At the date of acquisition of AcuVoice, management estimated that the acquired in-process research and development projects of AcuVoice were approximately 75 percent complete and that an additional $1.0 million would be required to develop these projects to commercial viability. As of December 31, 1999, the Company has expended a total of approximately $433,000 in connection with the AcuVoice acquired in-process research and development projects, and management estimates that an additional amount of approximately $567,000 will be required to complete the AcuVoice projects. Management currently estimates that the AcuVoice projects are 88 percent complete as of December 31, 1999, and anticipates release in the second quarter of 2000.

Papyrus Associates, Inc. and Papyrus Development Corporation - In October 1998, the Company created a wholly owned subsidiary (Fonix/Papyrus, Inc.) that acquired Papyrus Associates, Inc. ("PAI") and Papyrus Development Corporation ("PDC," together with PAI, "Papyrus"). PAI developed, marketed and supported printing and cursive handwriting recognition software for "personal digital assistants", pen tablets and mobile phones under the trademark, Allegro(TM). PDC was a systems integration provider with expertise and intellectual property in embedded systems and enhanced Internet applications. Fonix now provides these products and technologies. The Company issued 3,111,114 shares of restricted Class A common stock (having a market value of $3,208,336 on that date) and promissory notes aggregating $1,710,000, in connection with this purchase.

Of the 3,111,114 shares of Class A common stock issued, 311,106 shares were placed in escrow against which any claims for breach of warranty against the former shareholders of Papyrus could be asserted by the Company. As of December 31, 1999, 15,482 shares remain in escrow. The shares held in escrow have been excluded from the calculation of basic net loss per common share for the years ended December 31, 1999 and 1998. The acquisition was accounted for as a purchase.

The purchase price allocation to tangible assets included $10,342 of cash and $7,629 of accounts receivable. The purchase price allocation to liabilities assumed included $118,293 of accounts payable and accrued liabilities. The excess of the purchase price over the estimated fair market value of the acquired tangible net assets of Papyrus was $5,018,658 and was capitalized as goodwill.

Articulate Systems, Inc. - In 1998, the Company created a wholly owned subsidiary ("Fonix/Articulate") that acquired Articulate Systems, Inc. ("Articulate") in September 1998. Articulate was a provider of sophisticated voice recognition products to specialized segments of the health care industry. The Company delivered 5,140,751 shares of restricted Class A common stock (having a market value of $8,353,720 on that date), a cash payment of $7,787,249 and 8.5 percent demand notes in the aggregate amount of $4,747,339 for all of the then outstanding common shares of Articulate. Additionally, the Company issued 98,132 stock options in exchange for all Articulate stock options outstanding on the date of acquisition at an exchange rate based on the relative fair value of

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


the companies' stocks. The estimated fair value of the options issued was $130,000 using the Black-Scholes option pricing model with weighted average assumptions of a risk-free rate of 5.1 percent, expected life of 2.5 years, expected volatility of 85 percent and an expected dividend yield of 0 percent. Subsequent to the acquisition, the Company agreed to pay several Articulate employees incentive compensation for continued employment in the aggregate amount of $857,000. The Company issued 8.5 percent demand notes for $452,900 and recorded an accrued liability of $404,100 for the balance of this obligation, both of which were paid in 1999. The Articulate acquisition was accounted for as a purchase.

Of the 5,140,751 shares of Class A common stock issued, 315,575 shares were placed in escrow against which any claims for breach of warranty against the former shareholders of Articulate could be asserted by the Company and 1,985,000 shares were placed in escrow to be converted at a later date to Class B Non-Voting common stock, subject to approval by the shareholders of the Company. By vote of the shareholders at the annual meeting held October 29, 1999, the issuance of 1,985,000 share of Class B Non-Voting common stock was approved. The Class B shares are authorized, but have not yet been exchanged for the corresponding Class A shares held in escrow. The shares held in escrow have been excluded from the calculation of basic net loss per common share for the year ended December 31, 1999 and 1998.

The purchase price allocation to tangible assets included $286,954 of cash, $62,835 of accounts receivable, $57,165 of inventory, $14,043 of prepaid expenses and $117,540 of property and equipment. The purchase price allocation to liabilities assumed included $310,008 of accounts payable and accrued expenses, $1,900,000 of notes payable and $929,690 of deferred revenue.

The excess of the purchase price over the estimated fair market value of the acquired tangible net assets of Articulate was $23,584,256, of which $13,945,000 was capitalized as the purchase cost of completed technology, $5,818,256 was capitalized as goodwill and other intangibles and $3,821,000 was expensed as in-process research and development. The valuation of the acquired in-process research and development was based upon assumptions the Company believed to be reasonable at the time.

Effective September 1, 1999, the Company sold the operations and certain assets of the HSG, of which Articulate was a part (see below).

The MRC Group, Inc. - On December 31, 1998, the Company acquired certain assets of the MRC Group, Inc. ("MRC") relating to MRC's selling, marketing and servicing of certain of Articulate's products. In consideration for the assets, the Company agreed to pay MRC $219,833 less certain amounts then owed to the Company, plus $133,333 per month for each of the three months immediately following the closing, less certain credits. As of December 31, 1998, the remaining amount owing related to this acquisition was $216,666, which was paid in 1999.

The purchase price allocation to tangible assets included $142,852 of accounts receivable and $40,000 of property and equipment. The purchase price allocation to liabilities assumed included $311,588 of accrued expenses and $849,742 of deferred revenue. Additionally, $152,839 of accounts receivable and $987,531 of deferred revenue from Articulate were eliminated in purchase accounting. The excess of the purchase price over the estimated fair market value of the acquired tangible net assets of MRC was $314,761 which was capitalized as goodwill.

Effective September 1, 1999, the Company sold the operations and certain assets of HSG, of which MRC was a part (see below).

Sale of the HealthCare Solutions Group - On September 1, 1999, the Company completed the sale of the operations and a significant portion of the assets (the "Sale") of HSG to Lernout & Hauspie Speech Products N.V.

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


("L&H"), an unrelated third party, for up to $28,000,000. Of this sales price, $21,500,000, less certain credits of $194,018, was received at closing, $2,500,000 was held in an 18 month escrow account in connection with the representations and warranties made by the Company in the sales transaction. Subsequent to the closing, $500,000 was released from the escrow. Another
$4,000,000 of the sales price is to be contingently paid as an earnout in two installments of $2,000,000 each over the next two years based on the performance of HSG. The proceeds received from the sale were used to reduce a significant portion of the Company's liabilities and to provide working capital for the Company's marketing and development opportunities. The assets sold included inventory, property and equipment, certain prepaid expenses, purchased core technology and other assets. Additionally, L&H assumed the capital and operating lease obligations related to HSG and the obligations related to certain deferred revenues.

Upon the closing of the Sale, the Company discontinued the operations of HSG. The results of operations of HSG have been reported separately as discontinued operations in the accompanying consolidated statements of operations. Prior year results have been restated to provide comparability. The net assets (liabilities) of HSG in the December 31, 1998 consolidated balance sheet consist of the following:

           Inventory                                    $      72,582
           Other receivables                                    4,554
           Deferred revenues                                 (675,997)
                                                        --------------
                Net current assets (liabilities)        $   (598,861)
                                                        ==============

           Property and equipment, net of
              accumulated depreciation of $27,367       $     182,981
           Intangible assets, net of accumulated
              amortization of $828,886                     19,379,131
           Other assets                                        22,343
                                                        --------------

               Net long-term assets                     $  19,584,455

Revenues from HSG's operations were $284,960 for the period from acquisition through December 31, 1998 and $1,726,262 from January 1, 1999 through September 1, 1999, the date of the Sale. These amounts have not been included in revenues in the accompanying consolidated statements of operations, but are included in the operating loss from discontinued operations.

Proforma Financial Statement Data - The following unaudited pro forma financial statement data for the years ended December 31, 1998 and 1997 present the results of operations of the Company as if the acquisitions of AcuVoice and Papyrus had occurred at the beginning of each year. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of future results or what would have occurred had the acquisitions been made at the beginning of the applicable year. Purchased in-process research and development of $9,315,000 related to the acquisition of AcuVoice was recorded at the date of the acquisition and is not presented in the following unaudited pro forma financial statement data since it is a non-recurring charge directly attributable to the acquisition. Historical and pro forma financial information for the acquisition of Articulate and MRC have not been included in the following pro forma financial statement data as the operations and substantially all assets related to Articulate were sold September 1, 1999. The results of operations of MRC are not included in the unaudited pro forma financial statement data as the acquisition did not constitute the purchase of a business.

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                  For the Year  Ended December 31,
                                                  ---------------------------------------
                                                          1998                  1997
                                                  -----------------   -------------------
Revenues                                          $     2,692,916           $  1,134,590

Loss before extraordinary items                       (31,462,937)           (15,939,441)

Net loss                                              (31,462,937)           (16,821,305)

Basic and diluted net loss per common share                 (0.55)                 (0.34)

3.  CERTIFICATE OF DEPOSIT

Included in cash and cash equivalents at December 31, 1998 is a $20,000,000 short-term bank certificate of deposit. The certificate earned interest at an annual rate of four percent at December 31,1998, payable monthly. The certificate was pledged as collateral on a revolving note payable (see Note 6). On January 8, 1999, the certificate matured and was not renewed. Proceeds from the certificate were applied to reduce the related revolving note payable balance.

4.  NOTES RECEIVABLE

At December 31, 1998, the Company had a note receivable from a research and development entity in the amount of $20,000 which was repaid on January 5, 1999.

As of December 31, 1998, the Company had a six percent short-term, unsecured, demand note receivable from an unrelated entity in the amount of $225,000. The note was issued in connection with the Company's intended acquisition of the entity. Because the acquisition was not consummated, the Company demanded payment and received $225,000 on March 4, 1999.


5.  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 1999 and 1998:

                                                                      1999                 1998
                                                                 --------------      ----------------
           Computer equipment                                    $  2,294,766        $      2,329,755
              Furniture and fixtures                                  673,909                 778,479
           Leasehold improvements                                     118,621                 204,820
                                                                 -------------       -----------------
                                                                    3,087,296               3,313,054

           Less accumulated depreciation and amortization          (1,938,494)             (1,168,023)
                                                                 -------------       -----------------
           Net property and equipment                            $  1,148,802        $      2,145,031
                                                                 =============       =================

 6.  REVOLVING AND OTHER NOTES PAYABLE

At December 31, 1998, the Company had a revolving note payable to a bank bearing interest at six percent in the amount of $19,988,193. The weighted average outstanding balance was $18,590,642 and the weighted average

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


interest rate was 6.40 percent during 1998. The Company paid the note in full, including accrued interest, on January 8, 1999, with proceeds from the certificate of deposit that secured the note and $22,667 in cash.

At December 31, 1998, the Company had an unsecured revolving note payable to a bank in the amount of $50,000. The weighted average outstanding balance during 1998 was $14,384, and the weighted average interest rate was 9.4 percent. On September 20, 1999, this note and related interest were paid in full by a former employee and the related amounts are included in accounts payable at December 31, 1999.

At December 31, 1998, the Company had a note payable to a lender in the amount of $560,000 which bore interest at 18 percent, payable monthly. In connection with the issuance of the note payable, the Company issued 35,000 shares of Class A common stock (having a fair value of $50,314 on the date of issuance) in payment for a loan origination fee. This amount is included in interest expense in the accompanying consolidated statements of operations. The note payable was due January 2, 1999, but was extended from month to month by paying the lender accrued interest plus a fee of $5,600. On September 1, 1999, the note and related interest were paid in full.

7.  RELATED-PARTY NOTES PAYABLE

At December 31, 1998, the Company had unsecured demand notes payable to the former Articulate stockholders in the aggregate amount of $4,708,980. These notes were issued in connection with the Articulate acquisition (see Note 2). On September 30, 1999, all outstanding amounts and related interest were paid in full.

Subsequent to the Articulate acquisition, the Company agreed to pay several Articulate employees incentive compensation for continued employment in the aggregate amount of $857,000. The Company issued demand notes for $452,900 and recorded an accrued liability of $404,100 for the balance of this obligation (see Note 2). On September 3, 1999, these notes, the related interest and the accrued liability were paid in full.

In connection  with the  acquisition of certain  liabilities of Articulate  (see
Note 2), the Company executed and delivered a $1,500,000 unsecured demand note payable to a company which is a stockholder of the Company. This demand note bore interest at an annual rate of 10 percent and was payable upon demand after November 1, 1998. The Company obtained an extension of the due date from the holder of the note and on February 2, 1999, this note and related interest were paid in full.

At December 31, 1998, the Company had unsecured demand notes payable to former Papyrus stockholders in the aggregate amount of $1,710,000, which notes were issued in connection with the Papyrus acquisition. Demands for payment on the notes were made as follows: $1,190,000 on February 28, 1999, $180,000 on April 30, 1999 and $340,000 on September 30, 1999, and bore interest at six percent after their due date. The Company did not make payments on the due dates pending the result of certain legal actions undertaken by the Company. In September 1999, the actions were settled resulting in cancellation of the promissory notes upon payment to the former Papyrus shareholders of $1,217,384 and the return of 970,586 shares of restricted Class A common stock previously issued in connection with the acquisition of Papyrus. The 970,586 shares were effectively canceled in September 1999 in connection with the settlement of the lawsuits then pending and the original fair market value of $1,000,917 associated with the canceled shares was reflected as a reduction to goodwill associated with the purchase of Papyrus Associates, Inc. Of the notes payable, $77,625 remained unpaid as of December 31, 1999. The holders of these notes have not made demand for payment.

The Company had an unsecured revolving note payable to a company owned by two executive officers and directors and a former executive officer and director of the Company. The Company believes the terms of the related-party revolving note payable were at least as favorable as the terms that could have been obtained from an unrelated third

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


party in a similar transaction.

At December 31, 1998, the Company had an unsecured, non-interest bearing demand note payable in the amount of $100,000 to Synergetics, Inc., a research and development entity (see Note 12). On September 2, 1999, this note and related interest were paid in full.

At December 31, 1998, the Company had an unsecured note payable to an officer of the Company in the amount of $20,000, which bore interest at an annual rate of 10 percent. On September 2, 1999, this note and related interest were paid in full.

During 1999, two executive officers of the company advanced funds totaling $317,159 related to sales of the Company's stock owned by them that was pledged as collateral under certain borrowing agreements. The balance was subsequently repaid in full. Also, an executive officer of the Company advanced an additional $68,691 to the Company for operating expenses, all of which was subsequently repaid to him. There were no amounts owed to these individuals at December 31, 1999.

8.  CONVERTIBLE DEBENTURES

Series A Convertible Debentures - On October 23, 1995, the Company entered into an agreement with Beesmark Investments, L.C., a Utah limited liability company controlled by an individual who assumed a position on the Company's board of directors in connection with the execution of the agreement. He later resigned from the board. Under the agreement, the Company issued Series A convertible debentures in the amount of $500,000. The debentures bore interest at five percent and were originally due October 23, 1996. The debentures were ultimately converted into 166,667 shares of Series A convertible preferred stock on September 25, 1997 (see Note 9).

Series B Convertible Debentures - On June 18, 1997, the Company entered into a convertible debenture purchase agreement whereby an unrelated investment entity agreed to purchase up to an aggregate principal amount of $10,000,000 of Series B convertible debentures. The debentures were due June 18, 2007, bore interest at five percent and were convertible into shares of the Company's common stock at the holders' option at the lesser of $6.81 or the average of the per share market value for the five trading days immediately preceding the conversion date multiplied by 90 percent for any conversion on or prior to the 120th day after the original issue date and 87.5 percent for any conversion thereafter. The Company received $3,000,000 in proceeds related to the issuance of Series B convertible debentures. Using the conversion terms most beneficial to the holders of the debentures, the Company recorded a debt discount of approximately $427,900 which was amortized as additional interest expense over the 120 day period commencing June 18, 1997. As part of the same transaction, the Company also issued to the investors a warrant to purchase up to 250,000 shares of Class A common stock at any time prior to June 18, 2002, at the exercise price of $8.28 per share. The Company recorded the fair value of the warrants, totaling $897,750, as a charge to interest expense. The fair value of the warrants was determined as of the date of grant using the Black-Scholes pricing model assuming the following: dividend yield of 0 percent; expected volatility of 65 percent; risk free interest rate of 5.9 percent and an expected life to exercise of five years. On July 31, 1997 and September 26, 1997, $500,000 and $350,000 of the Series B convertible debentures together with interest earned thereon were converted into 87,498 and 58,249 shares of Class A common stock, respectively.

Effective September 30, 1997, the Company and the Series B convertible debenture holders modified the agreement such that the holders exchanged all the then outstanding debentures in the amount of $2,150,000 and accrued interest thereon in the amount of $28,213 into 108,911 shares of Series B convertible preferred stock which had essentially the same terms as the debentures and agreed that any additional purchases under the agreement would be for Series B convertible preferred stock. In connection with the extinguishment of the

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Series B convertible debentures and the issuance of Series B convertible preferred stock (see Note 9), the Company recorded all unamortized debt discount as a loss on extinguishment of debt. However, prior to the actual issuance of the Series B preferred stock in exchange for the outstanding balance under the debentures, the holders converted the balance of $2,150,000 and related dividends into 431,769 shares of Class A common stock. Also in connection with this modification, the Company issued an additional warrant to purchase up to 175,000 shares of Class A common stock at any time prior to October 24, 2002, at an exercise price of $7.48 per share. In connection with the issuance of that warrant, the Company recorded the fair value of the warrant, totaling $661,850 as an additional loss on extinguishment of debt. The fair value of the warrants was determined as of the date of the grant using the Black-Scholes pricing model assuming the following: dividend yield of 0 percent; expected volatility of 65 percent; risk free interest rate of 5.8 percent and expected life to exercise of 5 years.

Series C Convertible Debentures - On January 29, 1999, the Company entered into an agreement with four investors pursuant to which the Company sold its Series C convertible debentures in the aggregate principal amount of $4,000,000. The outstanding principal amount of the debentures was convertible at any time at the option of the holders into shares of Class A common stock at a conversion price equal to the lesser of $1.25 or 80 percent of the average of the closing bid price of the Class A common stock for the five trading days immediately preceding the conversion date. The Company recorded $687,500 as interest expense upon the issuance of the debentures in connection with the beneficial conversion feature. The Company also issued 400,000 warrants in connection with this financing. The warrants are exercisable for a period of three years from the date of grant. The estimated fair value of the warrants of $192,000, as computed under the Black-Scholes pricing model, was recorded as interest expense upon the issuance of the debentures. On March 3, 1999, the Company executed a supplemental agreement pursuant to which the Company agreed to sell another $2,500,000 principal amount of Series C convertible debentures on the same terms and conditions as the January 29, 1999 agreement, except no additional warrants were issued. The obligations of the Company for repayment of the debentures, as well as its obligation to register the common stock underlying the potential conversion of the debentures and the exercise of the warrants issued in these transactions, were personally guaranteed by two executive officers and directors and one former executive officer and director (the "Guarantors"). These personal guarantees were secured by a pledge of 6,000,000 shares of Fonix Class A common stock beneficially owned by the Guarantors. The Company entered into an indemnity agreement with the Guarantors relating to this and other guarantees and pledges (see Note 12).

Subsequent to the March 3, 1999 funding, the holders of the Series C convertible debentures notified the Company and the Guarantors that a default had occurred under certain terms of the stock pledge agreement as a result of the Company's failure to register in a timely manner the resale of the shares underlying the debentures, and that the holders had exercised their right to sell the shares pledged by the Guarantors. The Company was informed that proceeds from the sale of the 6,000,000 pledged shares amounted to $3,278,893. Of this total, $406,250 was allocated to penalties attributable to default provisions of the stock pledge agreement and recorded by the Company as interest expense and $343,750 related to penalty provisions of the Series D preferred stock (held by a related group of investors) and recorded by the Company as preferred stock dividends. The remaining $2,528,893 was applied as a reduction of the principal balance of the debentures. As of December 31, 1999, the remaining balance of the Series C convertible debentures was $3,971,107. Subsequent to December 31, 1999, the remaining balance, together with interest accrued thereon, was converted into 10,385,364 shares of Class A common stock.

Under its indemnity agreement in favor of the Guarantors, the Company is obligated to issue 6,000,000 replacement shares to the Guarantors for the shares sold by the holders of the debentures. Additionally, the Company has recorded a related party liability of $1,296,600 as a reimbursement to the Guarantors for the expenses incurred by the Guarantors as a result of the holders' sales of the Guarantors' shares.

Certain events of default outlined in the Series C convertible debenture agreement provided the holders the right to

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


declare the outstanding balance immediately due and payable and impose additional penalties and interest until the default is cured. Specified events of default included suspension from listing or delisting of the Company's Class A common stock from The Nasdaq SmallCap Market for a period of three trading days and failure to register the underlying common stock with the Securities and Exchange Commission by June 30, 1999. In March 1999, trading in the Company's common stock was temporarily halted for five days. Following a series of notices and appeals, the Company was notified on December 3, 1999, that its Class A common stock had been delisted from the Nasdaq SmallCap Market (see Note 10). The Company's Class A common stock is currently trading on the OTC Bulletin Board. Furthermore, the Company had not registered the underlying shares by the date specified. The holders of the debentures agreed to waive their right to additional penalties and interest and their right to declare the balance due provided the underlying shares were registered with the Securities and Exchange Commission on or before February 29, 2000. A registration statement for the shares was declared effective February 11, 2000, thereby satisfying the terms of the waiver.

9. PREFERRED STOCK

In August 1997, a majority of the shareholders of the Company approved an amendment to the Company's certificate of incorporation authorizing and approving the issuance of preferred stock in such series and having such terms and conditions as the Company's board of directors may designate. The amendment became effective September 24, 1997. Thereafter, the Company's board of directors adopted resolutions establishing various series of preferred stock in connection with certain capital fund-raising in 1999, 1998 and 1997, as described below.

Series A Convertible Preferred Stock - In September 1997, Series A convertible debentures totaling $500,000 were converted into 166,667 shares of Series A convertible preferred stock. Holders of the Series A convertible preferred stock have the same voting rights as common stockholders, have the right to elect one person to the board of directors and are entitled to receive a one time preferential dividend of $2.905 per share of Series A convertible preferred stock prior to the payment of any dividend on any class or series of stock. At the option of the holder, each share of Series A convertible preferred stock is convertible into one share of Class A common stock and in the event that the common stock price has equaled or exceeded $10 for a 15 day period, the Series A convertible preferred stock shares are automatically converted into Class A common stock. In the event of liquidation, the holder is entitled to a liquidating distribution of $36.33 per share and a conversion of Series A convertible preferred stock at an amount equal to 1.5 shares of common stock for each share of Series A convertible preferred stock.

Series B Convertible Preferred Stock - Effective September 30, 1997, the Company and the Series B convertible debenture holders agreed to exchange all then outstanding Series B debentures in the aggregate amount of $2,150,000 and accrued interest thereon in the amount of $28,213 into 108,911 shares of Series B convertible preferred stock. Dividends accrued on the stated value ($20 per share) of Series B convertible preferred stock at a rate of five percent per year, were payable quarterly in cash or Class A common stock, at the option of the Company, and were convertible into shares of Class A common stock at any time after issuance at the holders' option. In the event of liquidation, the holders of the Series B convertible preferred stock were entitled to an amount equal to the stated value plus accrued but unpaid dividends whether declared or not. The holders of Series B convertible preferred stock had no voting rights. The Series B convertible preferred stock, together with dividends accrued thereon, could be converted into shares of Class A common stock at the lesser of $6.81 or the average of the per share market value for the five trading days immediately preceding the conversion date multiplied by 90 percent for any conversion on or prior to the 120th day after the original issue date and 87.5 percent for any conversion thereafter. Using the conversion terms most beneficial to the holders, the Company recorded a dividend of $219,614 which represented a discount of 10 percent, which was available to the holders upon issuance. The additional 2.5 percent discount of $68,509 was amortized as a dividend over the remaining days in the original 120 day vesting period of the Series B convertible debentures. Prior to the actual issuance of the Series B convertible

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


preferred stock in exchange for the outstanding balance under the debentures, the holders converted the balance of $2,150,000, and related dividends, into 431,679 shares of Class A common stock.

On October 24, 1997, the Company sold an additional 125,000 shares of Series B convertible preferred stock for $2,500,000 less $145,000 in related offering costs. Using the conversion terms most beneficial to the holders, the Company recorded a dividend of $576,667 which represented a discount of 10 percent, which was available to the holders on or before 120 days subsequent to closing. A 2.5 percent discount of $87,905 was amortized as a dividend over 120 days. As a condition for issuing preferred stock, the holders were granted a put option by SMD, L.L.C. ("SMD"), a company which is controlled by three shareholders who are current or former officers and directors of the Company. The put option required SMD to purchase the Series B convertible preferred stock from the holders at the holders' option but only in the event that the Class A common stock of the Company was removed from listing on the NASDAQ Small Cap Market or any other national securities exchange. The holders did not exercise the put option. In connection with this put option, the Company recorded a financing expense and a corresponding capital contribution of $125,000. As of December 31, 1997, 97,500 of the Series B convertible preferred stock and dividends earned thereon had been converted into 355,188 shares of Class A common stock. In January 1998, the remaining 27,500 shares of Series B convertible preferred stock and dividends earned thereon were converted into 193,582 shares of Class A common stock. As of December 31, 1999 and 1998, there are no shares of Series B convertible preferred stock outstanding.

Series C Convertible Preferred Stock - Effective September 30, 1997, the Company entered into an agreement with an unrelated investment entity whereby that entity agreed to purchase 187,500 shares of the Company's Series C convertible preferred stock for $3,750,000, which was received in October 1997. Dividends accrued on the stated value ($20 per share) of Series C convertible preferred stock at a rate of five percent per year, were payable quarterly in cash or Class A common stock, at the option of the Company, and were convertible into shares of Class A common stock at anytime after issuance at the holders' option. In the event of liquidation, the holders of the Series C convertible preferred stock were entitled to an amount equal to the stated value ($20 per share) plus accrued but unpaid dividends whether declared or not. The holders of Series C convertible preferred stock had no voting rights. The Series C convertible preferred stock, together with dividends accrued thereon, could be converted into shares of Class A common stock at the lesser of $5.98 or the average of the five lowest closing bid prices for the 15 trading days preceding the date of any conversion notice multiplied by 91 percent for any conversion on or prior to the 120th day after the original issue date, 90 percent for any conversion between 121 and 180 days and 88 percent for any conversion thereafter. Using the conversion terms most beneficial to the holder, the Company recorded a dividend of $1,060,718 which represented a discount of nine percent, which was available to the holder on or before 120 days subsequent to closing. The additional three percent discount of $164,002 was amortized as a dividend over 180 days. As a condition for issuing preferred stock, the holder of the Series C convertible preferred stock was granted a put option by SMD. The put option required SMD to purchase the Series C convertible preferred stock from the holder at the holder's option but only in the event that Class A common stock was removed from listing on the NASDAQ Small Cap Market or any other national securities exchange. In connection with this put option, the Company recorded a financing expense and a corresponding capital contribution of $375,000. Associated with the issuance of the Series C convertible preferred stock, the Company issued a warrant to purchase up to 200,000 shares of Class A common stock at any time prior to October 24, 2000, at the exercise price of $7.18 per share. The Company recorded the fair value of the warrant of $600,000 as determined as of October 24,1997 using the Black-Scholes pricing model assuming the following: dividend yield of 0 percent; expected volatility of 65 percent; risk free interest rate of 5.8 percent and expected life to exercise of 3 years. During the year ended December 31, 1997, the Company issued 17,198 shares of Class A common stock upon conversion of 2,500 shares

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


of Series C convertible preferred stock and related accrued dividends. During 1998, the remaining 185,000 shares of Series C convertible preferred stock and related dividends were converted into 1,295,919 shares of Class A common stock. As of December 31, 1999, there are no shares of Series C convertible preferred stock outstanding.

Series D Convertible Preferred Stock - On August 31, 1998, the Company entered into an agreement with investors whereby the Company issued 500,000 shares of Series D convertible preferred stock for $10,000,000. Additionally, the Company issued to certain investors a total of 608,334 shares of Series D convertible preferred stock (i) in return for their relinquishment of their contractual right to receive Reset Shares in connection with the March 1998 offering (see
Note 10), and as (ii) an additional cost of raising the $10,000,000 from the Series D convertible preferred stock placement. Dividends accrue on the stated value ($20 per share) of Series D convertible preferred stock at the rate of four percent per year, are payable annually or upon conversion, in cash or Class A common stock, at the option of the Company, and are convertible into shares of Class A common stock at the holders' option any time. Each month the holders of the Series D convertible preferred stock may not convert more than 25 percent of the total number of shares of Series D convertible preferred stock originally issued to such holders, on a cumulative basis. For example, during the first month, a holder may convert up to 25 percent of the total Series D convertible preferred stock issued to the holder, and during the following month that same holder may convert, on an aggregate to date basis, up to 50 percent of the total number of shares of Series D convertible preferred stock held by the holder. Additionally, each month thereafter a holder may convert up to 50 percent of the total number of shares of Series D convertible preferred stock originally issued to such holder on a cumulative basis, if both of the following conditions are satisfied: the average daily trading volume of Class A common stock is more than 500,000 shares for the 10-trading-day period before the conversion; and the average per share closing bid price for such 10- trading-day period has not decreased by more than five percent during that 10-trading-day period. Any outstanding shares of Series D convertible preferred stock as of August 31, 2001 automatically will be converted at the conversion price most beneficial to the holders on such date. In the event of liquidation, the holders of the Series D convertible preferred stock are entitled to an amount equal to the stated value ($20 per share) plus accrued but unpaid dividends whether declared or not. The holders of Series D convertible preferred stock have no voting rights. The Series D convertible preferred stock, together with dividends accrued thereon, may be converted into shares of Class A common stock at the lesser of: $3.50 per share; or the lesser of 110 percent of the average per share closing bid price for the fifteen trading days immediately preceding the date of issuance of the shares of Series D convertible preferred stock; or 90 percent of the average of the three lowest per share closing bid prices during the 22 trading days immediately preceding the conversion date. In the event that the holders convert at the $3.50 per share price, the Company is obligated to issue warrants to purchase 0.8 shares of Class A common stock for each share of Series D convertible preferred stock converted to common stock. Using the conversion terms most beneficial to the holders, the Company amortized a beneficial conversion feature of $3,638,147 as a dividend over a 180 day-period. In 1998, 150,000 shares of Series D convertible preferred stock were exchanged for 150,000 shares of Series E convertible preferred stock (see below). In 1999, 626,611 shares of Series D convertible preferred stock and related dividends were converted into 47,252,275 shares of Class A common stock. As of December
31, 1999, 381,723 shares of Series D convertible preferred stock remain outstanding.

In connection with the sales of the Series D preferred stock, the Company entered into registration rights agreements with the Series D investors and agreed to register the sale of shares received on a conversion of the Series D preferred stock. If the number of shares of Class A common stock currently issuable upon a hypothetical conversion of the remaining shares of Series D preferred stock exceed those registered for issuance, the Company would be required to file an additional registration statement to cover the remaining shares.

Subsequent to December 31, 1999 through April 10, 2000, 217,223 shares of Series D preferred stock, together with dividend accrued thereon, were converted into 15,436,378 shares of Class A common stock.

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Series E Convertible Preferred Stock - Effective as of September 30, 1998, the Company entered into an agreement with two of the purchasers of the Series D convertible preferred stock whereby the Company issued 100,000 shares of the Company's Series E convertible preferred stock for $2,000,000. Additionally, the Company issued to the purchasers of the Series E convertible preferred stock a total of 150,000 additional shares of Series E convertible preferred stock in exchange for a total of 150,000 shares of Series D convertible preferred stock. Dividends accrued on the stated value ($20 per share) of Series E convertible preferred stock at a rate of four percent per year, were payable annually or upon conversion, in cash or common stock, at the option of the Company, and were convertible into shares of Class A common stock at any time at the holders' option. In the event of liquidation, the holders of the Series E convertible preferred stock were entitled to an amount equal to the stated value ($20 per share) plus accrued but unpaid dividends whether declared or not. The holders of Series E convertible preferred stock had no voting rights. The Series E convertible preferred stock, together with dividends accrued thereon, was convertable into shares of Class A common stock at the lesser of: $3.50 per share; or the lesser of 110 percent of the average per share closing bid price for the 15 trading days immediately preceding the date of issuance of the Series E convertible preferred stock; or 90 percent of the average of the three lowest per share closing bid prices during the 22 trading days immediately preceding the conversion date. If the holders had converted at the $3.50 per share price, the Company was obligated to issue warrants to purchase 0.8 shares of Class A common stock for each share of Series E convertible preferred stock converted to common stock. Using the conversion terms most beneficial to the holders, the Company recorded a preferred stock dividend of $968,047 for the beneficial conversion feature of the Series E convertible preferred stock. In 1998, 114,928 shares of Series E convertible preferred stock and related dividends were converted into 2,591,733 shares of Class A common stock. In 1999, the remaining 135,072 shares of Series E convertible preferred stock and related dividends were converted into 5,729,156 shares of Class A common stock. As of December 31, 1999, no shares of Series E convertible preferred stock remained outstanding.

Series F Convertible Preferred Stock - Effective February 1, 2000, the Company entered into an agreement with four investors whereby it sold a total of 290,000 shares of its Series F convertible preferred stock to a group of investors in return for payment of $2,750,000. Dividends accrued on the stated value ($20 per share) of Series F convertible preferred stock at a rate of six percent per year, were payable annually or upon conversion, in cash or common stock, at the option of the Company, and were convertible into shares of Class A common stock at any time at the holders' option. The Series F convertible preferred stock was convertible into shares of Class A common stock at a price of $0.75 per share during the first 90 days following the close of the transaction, and thereafter at a price equal to 85 percent of the average of the three lowest closing bid prices in the 20-day trading period prior to the conversion of the Series F convertible preferred stock. Through December 31, 1999, the Company had received $1,000,000 in cash advances in connection with this financing.

Subsequent to February 1, 2000, all shares of Series F convertible preferred stock, together with related dividends accrued thereon, were converted into 7,764,948 shares of Class A common stock. Using the conversion terms most beneficial to the holder, the Company recorded a preferred stock dividend of $2,750,000 for the beneficial conversion feature related to these shares on the date the Series F convertible preferred stock was issued.


10.  COMMON STOCK AND COMMON STOCK SUBJECT TO REDEMPTION

Common Stock - During 1999, the Company issued 60,181,431 shares of Class A common stock. Of such shares, 52,981,431 shares were issued upon the conversion of preferred stock and related dividends, 6,000,000 were issued as replacement shares under an indemnification agreement in favor of the Guarantors (see Notes 8 and 12) and 1,200,000 were issued to consultants as consideration for services rendered. The Company canceled 970,586 shares

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


of Class A common stock that were returned in connection with the Papyrus settlement (see Note 16). At the annual meeting of shareholders held on October 29, 1999, issuance of Class B non-voting common stock was approved by the shareholders of the Company. Also approved was an increase in the number of common shares authorized from 100,000,000 to 300,000,000 and in the number of preferred shares authorized from 20,000,000 to 50,000,000.

During 1998, the Company issued 20,740,605 shares of Class A common stock. Of such shares, 4,000,000 shares were issued in connection with a private placement transaction, 10,944,081 shares were issued in connection with the acquisitions of AcuVoice, Articulate and Papyrus (see Note 2), 4,081,234 shares were issued upon the conversion of Series B and C convertible preferred stock and related dividends, 1,390,476 shares were issued in connection with the restructuring of reset rights, 265,000 shares were issued upon the exercise of previously granted warrants and options, 35,000 shares were issued in payment of a loan origination fee (see Note 6) and 24,814 shares were issued for the purchase of a patent.

On March 12, 1998, the Company agreed to a private placement of up to 6,666,666 shares of its restricted Class A common stock for a total purchase price of $30,000,000. Of that amount, $15,000,000 was received by the Company on March 12, 1998, in return for which the Company issued a total of 3,333,333 shares of restricted Class A common stock. Finders' fees of $870,000 were paid in connection with the $15,000,000 received. The remainder of the purchase price was to be paid by the investors on July 27, 1998 subject to the effectiveness of a registration statement covering the Class A common stock issued and issuable in the offering. As of the July 27, 1998, the conditions precedent to receiving the additional funding were not met. In separate transactions in June and August 1998, certain investors paid to the Company a total of $3,000,000 in return for which the Company issued 666,667 additional shares of Class A common stock under the terms and conditions set forth in the offering. Finders' fees of $163,846 were incurred in connection with the $3,000,000 received. No other proceeds have been received by the Company pursuant to the offering, and the Company does not expect any further proceeds to be received.

The investors acquired certain "reset rights" in connection with the offering pursuant to which the investors would receive additional shares of common stock ("Reset Shares") for no additional consideration if the average market price of the Company's Class A common stock for the 60-day period following the effective date of the registration statement or the second funding date did not equal or exceed $5.40 per share. On August 31, 1998, the Company and the investors in the offering restructured the reset provision whereby the Company issued 608,334 shares of Series D convertible preferred stock and 1,390,476 shares of Class A common stock for (i) the relinquishment of the investors' contractual right to receive Reset Shares in connection with the $15,000,000 received in March 1998, and the $3,000,000 received in June and August 1998, and (ii) a financing cost in connection with the issuance of 500,000 shares of Series D convertible preferred stock. The Company recorded an expense of $6,111,577 for the difference between the Company's original obligation to issue Reset Shares and the fair value of the shares that were actually issued in settlement for the relinquishment of the reset rights and recorded a preferred stock dividend of $1,000,000 related to financing costs in connection with the issuance of 500,000 shares of Series D convertible preferred stock.

Registration Rights and Reserved Shares - During 1999, 1998 and 1997, the Company entered into registration rights agreements with investors under which the Company agreed to register the Class A common stock issuable upon the conversion of all series of preferred stock and debentures and the exercise of warrants. The Company covenanted to reserve out of its authorized and unissued shares of Class A common stock no less than 200% of that number of shares that would be issuable upon the conversion of all series of preferred stock and debentures and any dividends and interest then payable in stock thereon and the exercise of warrants. As of April 10, 2000, the Company has reserved approximately 5,000,000 shares of Class A common stock for this purpose.

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Voting Trust - As of December 31, 1999, 10,306,772 shares of the Company's outstanding Class A common stock were held in a voting trust (the "Voting Trust") as to which the president and chief executive officer of the Company is the sole trustee. Persons who have deposited their shares of the Company's Class A common stock into the Voting Trust have dividend and liquidation rights in proportion to the number of shares of the Company's Class A common stock they have deposited in the Voting Trust, but have no voting rights with respect to such shares. All voting rights associated with the shares deposited into the Voting Trust are exercisable solely and exclusively by the trustee of the Voting Trust. The Voting Trust expires, unless extended according to its terms, on the earlier of September 30, 2002 or any of the following events: (i) the trustee terminates it; (ii) the participating stockholders unanimously terminate it; or
(iii) the Company is dissolved or liquidated.

Common Stock Subject to Redemption - On December 21, 1998, the Company entered into a private placement agreement. Pursuant to the agreement, the Company received $1,980,000 in net proceeds in exchange for 1,801,802 shares of Class A common stock, an equal number of "Repricing Rights", both subject to certain Repurchase Rights, and warrants to purchase 200,000 shares of Class A common stock.

Each Repricing Right entitled the holder to receive a number of additional shares of Class A common stock for no additional consideration according to a formula based on the lowest closing bid price of the Company's Class A common stock, as quoted by the NASDAQ SmallCap Market, during the 15 consecutive trading days immediately preceding the exercise date and a repricing price, as defined, ranging from $1.3875 to $1.4319 depending upon the date of the exercise. The Repricing Rights became exercisable on March 21, 1999.

Each holder of the Class A common stock described above had the right ("Repurchase Right"), based on certain conditions, to require the Company to repurchase all or a portion of the holder's common shares and Repricing Rights. The Repurchase Rights could only be exercised simultaneously with or after the occurrence of a major transaction or triggering event as defined in the private placement securities agreement. Such events included certain consolidations, mergers or other business combinations, sale or transfer of all or substantially all the Company's assets, purchase, tender or exchange offering of more than 40 percent of the Company's outstanding Class A common stock made and accepted, failure to have a registration statement describing the Class A common stock declared effective prior to 180 days after the closing date or suspension from listing or delisting of the Company's Class A common stock for a period of three days. The repurchase price for the Class A common stock was $1.3875 per share.

On February 14, 2000, the holder of the Repricing Rights converted its rights into 4,568,569 shares of Class A common stock and subsequently sold all the shares. Simultaneously, the initial shares subject to the Repurchase Rights were sold. Consequently, the Company has no further obligation under the Repricing Rights or the Repurchase Rights.

The warrants issued in this transaction have an exercise price of $1.67 per share and a term of three years. The Company assigned a fair value of $150,000 to the warrants as determined on December 21, 1998 using the Black-Scholes pricing model assuming a dividend yield of 0 percent, expected volatility of 85 percent, a risk free interest rate of 4.5 percent and an expected life of 3 years.

During 1997, the Company issued 1,957,312 shares of Class A common stock. Of such shares, 150,000 were issued to an unrelated private investor, 265,000 were issued upon the exercise of previously granted warrants and options, 145,747 were issued upon conversion of convertible debentures, 804,065 were issued upon the conversion of preferred stock and 592,500 were issued to unaffiliated individuals for services rendered valued at $3,812,971 based on the fair market value of the shares at the time of issuance.

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Delisting from the Nasdaq SmallCap Market - Until December 3, 1999, the Company's Class A common stock traded on the Nasdaq SmallCap Market which requires, for continued listing, a minimum bid price of at least $1.00 per share. At June 29, 1999, the Company's Class A common stock had traded below $1.00 for more than 30 consecutive trading days. On June 29, 1999, the Company received a letter from Nasdaq indicating that unless the minimum bid price for the Company's Class A common stock returned to at least $1.00 per share for at least 10 consecutive trading days prior to September 29, 1999, the Company's shares would be delisted from the Nasdaq SmallCap Market on October 1, 1999. The Company appealed Nasdaq's notice and listing determination in September 1999. Nasdaq held a hearing on the matter on October 28, 1999.

On December 3, 1999, the Company received notice that its Class A common stock had been delisted from the Nasdaq SmallCap Market. The Company's Class A common stock is currently trading on the OTC Bulletin Board.

The delisting of the Company's Class A common stock from the Nasdaq SmallCap Market was an event of default under the terms of the Series C convertible debentures. Upon the occurrence of an event of default, the outstanding principal amount of all of the Series C convertible debentures, together with accrued interest and all other amounts owing in respect thereof, became immediately due and payable in cash. However, the holders of the Series C convertible debentures waived this event of default.

The delisting of the Company's Class A common stock from the Nasdaq SmallCap Market was also a triggering event giving rise to certain repurchase rights in connection with the Company's Series D and Series E preferred stock. The holders of the Repurchase Rights had the right to require the Company to repurchase some or all of the holders' Class A common shares and Repricing Rights. However, the holders waived this event of default.


11. STOCK OPTIONS AND WARRANTS

Common Stock Options -On June 1, 1998, the Company's board of directors approved the 1998 Stock Option and Incentive Plan for directors, employees and other persons acting on behalf of the Company, under which the aggregate number of shares authorized for issuance is 10,000,000. The Company's shareholders approved the plan on July 14, 1998. The plan is administered by a committee consisting of two or more directors of the Company. The exercise price for options granted under the plan is the closing market price of the Class A common stock on the date the options are granted. The option term is 10 years from the date of grant. As of December 31, 1999, the number of shares available for grant under this plan was 4,216,441.

In December 1998, the Company granted options to purchase 2,800,000 shares of Class A common stock to members of the board of directors. Of the 2,800,000 shares, 1,400,000 were for services performed in 1998 and 1,400,000 were for services to be performed in 1999 providing the directors served six months in 1999. In 1999, the Company granted 400,000 options to new members of the board of directors, waiving the requirement that they serve for six months prior to such granting.

On March 10, 1997, the Company's board of directors approved the 1997 Stock Option and Incentive Plan for directors, employees and other persons acting on behalf of the Company, under which the aggregate number of shares authorized for issuance is 7,500,000. The plan is administered by a committee consisting of two or more directors of the Company. The exercise price of such options is the closing market price of the Class A common stock on the date the options are granted. The option term is 10 years from the date of grant. As of December 31, 1999, the number of shares available for grant under this plan was 2,238,993.

In April 1996, the Company's board of directors approved the 1996 Directors' Stock Option Plan, under which the aggregate number of shares of Class A common stock authorized for issuance is 5,400,000. The shareholders of the

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Company approved the plan at their annual meeting in July 1996. The plan is administered by a committee consisting of two or more directors of the Company. The plan provides that each director shall receive options to purchase 200,000 shares of Class A common stock for services rendered as a director during each entire calendar year or portion of a calendar year in excess of six months. The exercise price of such options is the closing market price of the Class A common stock on the date the options are granted. The option term is 10 years from date of grant. As of December 31, 1999, the number of shares available for grant under this plan was 2,200,000.

In April 1996, the Company's board of directors approved a Long-Term Stock Investment and Incentive Plan for officers, key employees and other persons acting on behalf of the Company under which the aggregate number of shares authorized for issuance is 900,000. The exercise price of these options is the closing market price of the Class A common stock on the date the options are granted. The term of the plan is 10 years and options are subject to a three-year vesting schedule, pursuant to which one-third of the total number of options granted may be exercised each year. As of December 31, 1999, the number of shares available for grant under this plan was 788,666.

A summary of options granted under the Company's various stock option plans for the years ended December 31, 1999, 1998 and 1997 is presented below:



                                             1999                          1998                          1997
                                   ------------------------      ------------------------      -----------------------
                                                  Weighted                      Weighted                      Weighted
                                                  Average                       Average                       Average
                                   Stock          Exercise       Stock          Exercise       Stock          Exercise
                                   Options         Price         Options         Price         Options         Price
                                   -----------    ---------      -----------    ---------      ------------   --------
     Total options outstanding
       at beginning of year         15,877,782    $  4.10         10,565,000    $  5.38          4,626,000    $  4.07
         Granted                     1,294,000       1.31          6,414,782       2.08          6,009,000       6.38
         Exercised                          -          -             (35,000)      6.00            (15,000)      2.97
         Forfeited                  (2,815,882)      3.01         (1,067,000)      4.56            (55,000)      6.45
                                   -----------                   -----------                   ------------
     Total options outstanding
       at end of year               14,355,900       4.06         15,877,782       4.10         10,565,000       5.38
                                   ===========                   ===========                   ============
     Total options exercisable
       at end of year               13,484,237       4.20          9,524,766       5.11          5,392,675       5.05
                                   ===========                   ===========                   ============
     Weighted average fair
       value of options granted
         during the year                          $  1.31                       $  1.98                       $  6.38

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


A summary of options outstanding and options exercisable under the Company's various stock option plans at December 31, 1999 is presented below:




                    Options Oustanding                           Options Exercisable
-----------------------------------------------------       --------------------------
                              Weighted
                              Average        Weighted                      Weighted
Range of                      Remaining      Average                       Average
Exercise       Number         Contractual    Exercise       Number         Exercise
 Prices        Outstanding      Life          Price         Exercisable     Price
----------     -----------    -----------    --------       ------------   -----------
$0.40-1.18      3,932,157     9.0 years      $  1.05          3,332,158    $   1.03
 1.28-1.78        592,834     9.1 years         1.52            547,835        1.53
 2.97-4.06      3,755,334     6.6 years         3.96          3,570,335        3.99
 5.06-6.50      5,755,575     7.7 years         6.28          5,713,909        5.97
 7.13-8.50        320,000     7.2 years         7.17            320,000        7.17
               -----------                                  ------------
$0.40-8.50     14,355,900     7.8 years      $  4.06         13,484,237    $   4.20
               ===========                                  ============


The Company accounts for its stock option plans as they relate to employees and directors under Accounting Principles Board Opinion No. 25, and therefore, no compensation expense has been recognized in the accompanying consolidated statements of operations. Had compensation expense for these options been determined in accordance with the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net loss per common share would have been increased to the pro forma amounts indicated below for the years ended December 31, 1999, 1998 and 1997:

                                                       1999                1998                1997
                                                  --------------      -------------       --------------
Net loss attributable to common stockholders:
     As reported                                  $  23,773,026       $  47,916,031       $   25,175,939
     Pro forma                                       28,567,009          56,576,232           48,870,670

Basic and diluted net loss per common share:
     As reported                                  $      (0.31)       $      (0.91)       $       (0.59)
     Pro forma                                           (0.37)              (1.08)               (1.15)

The fair value of options and warrants is estimated on the date granted using the Black-Scholes pricing model with the following weighted-average assumptions used for grants during 1999, 1998 and 1997: Risk-free interest rate of 5.7 percent, 4.8 percent and 5.6 percent for 1999, 1998 and 1997, respectively; expected dividend yield of 0 percent for 1999, 1998 and 1997; expected exercise lives of 5 years for 1999, 1998 and 1997, ; expected volatility of 102 percent, 85 percent and 75 percent for 1999, 1998 and 1997, respectively. The estimated fair value of options granted is subject to the assumptions made, and if the assumptions were to change the estimated fair value amounts could be significantly different.

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Warrants - A summary of warrants granted by the Company during the years ended December 31, 1999, 1998 and 1997 is presented below:


                                                  1999                          1998                          1997
                                        -------------------------     ------------------------      -------------------------
                                                        Weighted                      Weighted                      Weighted
                                                        Average                       Average                       Average
                                                        Exercise                      Exercise                      Exercise
                                          Shares        Price            Shares       Price             Shares      Price
                                        -----------    ----------     -----------    ---------      -----------    ----------
Total outstanding at beginning of year   1,925,000     $ 13.08         1,175,000     $  6.39           450,000     $  1.63
    Granted                              2,250,000        0.66         1,200,000       16.94           975,000        6.92
    Exercised                                   -           -           (230,000)       1.28          (250,000)       1.40
    Forfeited                           (1,150,000)      16.06          (220,000)       9.14                -
                                        -----------                   -----------                   -----------
Total outstanding at end of year         3,025,000        2.71         1,925,000       13.08         1,175,000        6.39
                                        ===========                   ===========                   ===========

Total exercisable at end of year         2,525,000     $  3.16         1,925,000     $ 13.08         1,175,000     $  6.39
                                        ===========                   ===========                   ===========


Stock Appreciation Rights - The option plans described above also provide for stock appreciation rights that allow the grantee to receive shares of Class A common stock equivalent in value to the difference between the designated exercise price and the fair market value of Class A common stock at the date of exercise. At December 31, 1999, there were stock appreciation rights related to 400,000 outstanding stock options with a weighted average exercise price of $1.18. Subsequent to December 31, 1999, these stock appreciation rights were exercised resulting in the recording of $628,000 of selling, general and administrative expense.

12.  RELATED-PARTY  TRANSACTIONS

Guarantee of Company Obligations and Related Indemnity Agreement -Two executive officers and directors and a former executive officer and director of the Company (the "Guarantors") have guaranteed obligations of the Company, including obligations under the Series C debentures and certain real estate leases.

The Guarantors pledged 6,000,000 shares of Class A common stock as collateral security for the Series C convertible debentures. In consideration for this pledge, the board of directors authorized the issuance of warrants to the Guarantors to purchase one share of Class A common stock for every three shares pledged. The purchase warrants would have a term of 10 years and an exercise price of 125 percent of the closing bid price of the Company's common stock on January 29, 1999, the date of issuance of the debentures. The warrants are not exercisable for at least six months after the date of issuance. The Guarantors subsequently deferred receipt of the warrants, but retained the right to accept them at some later date. Accordingly, no warrants have yet been issued pursuant to this transaction. The Company also agreed to indemnify the Guarantors if they are required to pay any sums for the benefit of the Company under their guaranty of the Series C convertible debentures. The indemnity agreement provides that the Company will issue shares of Class A common stock of sufficient value to reimburse the guarantors in full, plus interest at 10 percent per annum, for all costs associated with meeting the guarantee commitment, including any income taxes resulting therefrom.

Subsequent to the March 3, 1999 funding, the holders of the Series C convertible debentures notified the Company and the Guarantors that a default had occurred under certain terms of the stock pledge agreement and that the holders sold the 6,000,000 shares pledged by the Guarantors. The proceeds from the sale of the pledged shares were applied to certain penalties incurred on the Series D preferred stock (held by a related group of investors) and the remainder was applied to reduce the principal balance of the Series C convertible debentures as of September 30,

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1999 (see Note 8). Under its indemnity agreement with the Guarantors, the Company issued 6,000,000 replacement shares to the Guarantors for the shares sold and reimbursed the Guarantors for resulting costs. Accordingly, the Company recorded an expense of $1,296,600 during 1999.

In December 1998, the Guarantors guaranteed certain additional obligations of the Company. As security for some of the guarantees, the Guarantors also pledged shares of the Class A common stock beneficially owned by them. In March 1999, 143,230 of the shares pledged to a bank were sold by the bank and the proceeds were used to pay Company credit card balances and the related accrued interest in full totaling $244,824. In May 1999, 100,000 of the shares pledged to another creditor of the Company were sold by the creditor and the proceeds, totaling $72,335, were used to pay amounts owed by the Company. The Company recorded an expense of $146,700 during 1999 to reimburse the Guarantors for expenses resulting from these sales.

Studdert Companies Corp. - Studdert Companies Corp. ("SCC") is a Utah corporation that previously provided investment and management services to the Company. Two of the officers, directors and owners of SCC are directors and executive officers of the Company. A third officer, director and owner of SCC was a director and executive officer of the Company. In June 1994, the Company entered into an Independent Consulting Agreement (the "SCC Agreement") with SCC pursuant to which SCC rendered services to the Company.

Under the terms of the SCC Agreement from June 1994 to April 1996, the Company paid a monthly fee of $50,000 to SCC for management and other services rendered on behalf of the Company, including compensation and benefits for three executive officers of the Company who were also officers and directors of SCC at the time. The Company did not pay or award any form of compensation directly to these executive officers. Through this period, the Company incurred charges for services rendered and reimbursable expenses payable to SCC amounting to $2,554,405, all of which was paid on or before February 10, 1997. Of this amount, $1,417,000 was paid by issuance of Class A common stock. The stock was issued through exercise of a warrant for 3,700,000 shares of Class A common stock purchased by SCC for $.033 per share with an exercise price of $.35 per share. The $122,100 purchase price and the $1,295,000 exercise price of the warrants were satisfied by the cancellation of the amounts owed to SCC. The balance of $1,137,405 was paid in cash during 1995, 1996 and 1997, as agreed.

Beginning May 1, 1996, the SCC Agreement was modified to cover only reimbursable expenses incurred by SCC on behalf of the Company. Thereafter, compensation and benefits were paid directly to the executive officers according to the terms of their respective employment contracts with the Company. The Company continues to rent office space under subleases from SCC. Payments under the leases are guaranteed by three officers, owners and directors of SCC, two of whom are executive officers and directors of the Company. The subleases require monthly payments of $10,368. The Company believes the terms of the subleases are at least as favorable as terms that could be obtained from an unaffiliated third party in a similar transaction. Accordingly, SCC was reimbursed for expenses and lease payments in the amount of $124,416 in 1999, $117,228 in 1998 and $77,203 in 1997.

SMD, L.L.C. - From September 4, 1997, through October 15, 1997 and again on December 31, 1997, the Company, borrowed funds from SMD, L.L.C., a company owned by two directors and executive officers and a former director and executive officer of the Company pursuant to a revolving, unsecured promissory note, bearing interest at the rate of 12 percent per annum. The aggregate of all amounts loaned under the note was $2,000,000 and the highest outstanding balance at any one time was $1,550,000. All amounts were repaid, together with $5,542 in interest in 1998. The loan and its terms were approved by the independent members of the board of directors of the Company.

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Synergetics - Through December 1998, a director and the chief executive officer of the Company was also a director of Synergetics, Inc. In addition, two executive officers and directors and a former director and executive officer of the Company owned shares of the common stock of Synergetics, although such share ownership in the aggregate constituted less than 5 percent of the total shares of Synergetics common stock issued and outstanding. Effective December 31, 1998, the chief executive officer and director of the Company resigned from the board of Synergetics and the three executive officers and directors relinquished all ownership of Synergetics shares. Until March 1999, the Company engaged Synergetics to provide assistance to Fonix in the development of its ASR technologies (see Note 14).

Voice Information Associates, Inc. - A director and executive officer of the Company is also the founder and president of Voice Information Associates, Inc. ("VIA"), a consulting group providing strategic technical, market evaluation, product development and corporate information to the speech recognition industry. During 1997, the Company paid approximately $110,000 in consulting fees to VIA for services provided to the Company. No payments were made by the Company to VIA in 1999 and 1998.

Other Transactions - During 1996, disinterested members of the Company's board of directors authorized the Company to reimburse certain officers for all taxes payable by the officers in conjunction with the 1995 exercise of 3,700,000 warrants by SCC, a company owned by the officers. The total amount authorized to be reimbursed was $1,150,000 in 1997 and $1,350,000 in 1996. No reimbursement was paid in 1999, $340,516 was paid in 1998 and $2,159,484 was paid in 1997.

On December 23, 1999, the Company issued 250,000 warrants to a law firm having a weighted average exercise price of $0.31 and a term of five years. During 1999, 1998, and 1997, the Company paid approximately $902,000, $746,000 and $394,000, respectively, to the law firm for services provided to the Company.

13. STATEMENT OF WORK

On February 11, 1998, the Company entered into a First Statement of Work and License Agreement with Siemens Semiconductor Group of Siemens Aktiengesellschaft ("Siemens") under which the Company and Siemens were jointly pursuing the development of Siemens' integrated circuits incorporating ASR and other related technologies for use in certain telecommunications applications. On February 20, 1998, the Company received $2,691,066 in cash from Siemens. Of that amount: (1) $1,291,712 was paid to the Company as a non-refundable payment to license certain ASR technologies for which the Company has no further obligation; (2) $322,928 was paid to purchase warrants to acquire 1,000,000 shares of restricted Class A common stock at an average exercise price of $20 per share with expiration dates ranging from December 31, 1998 to December 31, 1999; and (3) $1,076,426 was paid to the Company to acquire, if Siemens so elected, shares of restricted Class A common stock or to become a non-refundable license payment. In June 1998, Siemens elected to apply the $1,076,426 portion as a non-refundable payment to license certain ASR technologies for which the Company has no further obligation. The Company recorded the $2,368,138 license payments as revenue during the year ended December 31, 1998. No amounts were owed or paid by Siemens in 1999.

14.  PRODUCT DEVELOPMENT AND RESEARCH

Synergetics - Prior to March 1997, the Company's scientific research and development activities were conducted solely by a third party, Synergetics, Inc., pursuant to product development and assignment contracts (collectively, the "Synergetics Agreement"). Under that arrangement, Synergetics provided personnel and facilities, and the Company financed the Synergetics research and development activities on an as-required basis and the Company was obligated to pay to Synergetics a royalty of 10 percent (the "Royalty") of net revenues from sales of products

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


incorporating Synergetics' "VoiceBox" technology as well as technology derivatives thereof. Synergetics compensated its developers and others contributing to the development effort, in part, by granting "Project Shares" to share in a portion of the Royalty received by Synergetics. On April 6, 1998, the Company and Synergetics entered into a Royalty Modification Agreement whereby the Company agreed to offer an aggregate of 4,800,000 non-transferable common stock purchase warrants to the holders of the Project Shares in consideration for which Synergetics agreed to cancel any further obligation on the part of the Company to pay the Royalty. The exercise price of the warrants was to be $10 per share and the warrants would not be exercisable until the first to occur of (1) the date that the per share closing bid price of the Class A common stock was equal to or greater than $37.50 per share for a period of 15 consecutive trading days, or (2) September 30, 2000. Effective March 31, 2000, the Company and Synergetics entered into a Restated Royalty Modification Agreement whereby the Company agreed to pay Synergetics $28,000 (the "Cancellation Amount") to cancel the obligation of the Company to pay the Royalty. The Company has paid the Cancellation Amount to Synergetics and the Royalty has been canceled. The Company has no further obligations to Synergetics, including prior obligations to issue 4,800,000 warrants.

Under the terms of the Synergetics Agreement, as modified, the Company incurred expenses totaling $50,455 in 1999, $1,128,433 in 1998 and $2,819,427, in 1997,
for research and development efforts.

Adiva- During 1998, the Company utilized the research and development services of Adiva. The president of Adiva is also the president of Synergetics and IMC-2. The Company incurred expenses of $63,395 in 1999 and $600,174 in 1998 for services provided by Adiva.

IMC-2 - In March 1998, the Company entered into a professional services agreement with IMC-2, a research and development entity, to provide assistance to the Company in the continuing development of specific ASR technologies. The president of IMC-2 is also the president of Synergetics and Adiva. The agreement is for a term of 36 months and requires the Company to make monthly payments of $22,000. Future noncancellable payments under this agreement are $264,000 and $44,000 for the years ended December 31, 2000 and 2001. Under the terms of the agreement, the Company expended $264,000 in 1999 and $220,000 in 1998, for research and development efforts.

Advocast - In July 1997, the Company entered into an arrangement with Advocast, Inc. ("Advocast"), an Internet research and development entity, whereby Advocast assisted the Company in development of technologies to create and locate searchable data bases on the Internet through the use of interactive video and voice technologies. Under the terms of the arrangement the Company paid $0 in 1999, $816,750 in 1998 and $705,005 in 1997, for Advocast research and development efforts.

On November 25, 1998, in consideration for the research and development payments received from Fonix through that date, Advocast issued 60,200 shares of Advocast Series A 6% convertible preferred stock to the Company. The Advocast shares, if converted to Advocast common stock, represent less than 20 percent of the total outstanding shares of Advocast voting common stock. Advocast is a development stage company with minimal operations and there is substantial uncertainty as to the value of the Advocast shares. The Company has therefore determined that there is not sufficient marketability in Advocast shares to determine their value. As a result, the Company has not recorded a value for the Advocast shares in the accompanying consolidated financial statements.

15.  INCOME TAXES

At December 31, 1999 and 1998, net deferred income tax assets, before considering the valuation allowance, totaled $25,104,947 and $21,031,633, respectively. The amount of and ultimate realization of the benefits from the deferred income tax assets is dependent, in part, upon the tax laws in effect, the Company's future earnings, and other future events, the effects of which cannot be determined. The Company has established a valuation allowance

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


for all deferred income tax assets not offset by deferred income tax liabilities due to the uncertainty of their realization. The benefit for income taxes in the accompanying consolidated statement of operations for 1999 represents net operating loss carryforwards utilized to offset income tax liabilities associated with the sale of the HSG and the gain on forgiveness of debt. The net change in the valuation allowance was an increase of $4,202,930 for 1999.

At December 31, 1999, the Company has unused federal net operating loss carryforwards available of approximately $59,898,000 and unused state net operating loss carryforwards of approximately $62,581,000 which may be applied against future taxable income, if any, and which expire in various years from 2008 through 2019. The Internal Revenue Code contains provisions which likely could reduce or limit the availability and utilization of these net operating loss carryforwards. For example, limitations are imposed on the utilization of net operating loss carryforwards if certain ownership changes have taken place or will take place. The Company has not performed an analysis to determine whether any such limitations have occurred.

The temporary differences and carryforwards which give rise to the deferred income tax assets (liabilities) as of December 31, 1999 and 1998 are as follows:



Deferred income tax assets:                                                  1999                     1998
                                                                      -------------------      -----------------
      Net operating loss carryforwards:
                  Federal                                             $        20,365,190      $    18,526,707
                  State                                                         2,065,175            1,810,687
      Research and development credits                                          1,818,176              694,239
      Accrued liabilities                                                         811,892                   -
      Other                                                                        44,514                   -
                                                                      -------------------      -----------------
      Total deferred income tax assets before valuation allowance              25,104,947           21,031,633
      Valuation allowance                                                     (25,085,947)         (20,883,017)
                                                                      -------------------      -----------------
      Net deferred income tax assets                                               19,000              148,616
                                                                      -------------------      -----------------

Deferred income tax liabilities:
       Depreciation                                                               (19,000)            (148,316)
       Intangibles                                                                     -                  (300)
                                                                      -------------------      -----------------
    Total deferred income tax liabilities                                         (19,000)            (148,616)
                                                                      -------------------      -----------------
                                                                      $                -        $           -
                                                                      ===================      =================

A reconciliation of income taxes at the federal statutory rate to the Company's effective rate is as follows:



                                                   1999       1998      1997
                                                   ----       ----      ----
         Federal statutory income tax rate         34.0%      34.0%     34.0%
         State and local income tax rate,
            net of federal benefit                  3.3        3.3       3.3
         Permanent differences                     (9.0)     (11.2)        -
         Valuation allowance                      (14.0)     (26.1)    (37.3)
                                                  ------     ------    ------
         Effective income tax rate                 14.3%         -%        -%
                                                  ======     ======    ======

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



16.  COMMITMENTS AND CONTINGENCIES

Employment Agreements - In January 1998, the Company entered into employment contracts with two employees which expire in January 2001. The aggregate minimum annual salary payments required by these contracts total $405,000. In connection with these agreements, these individuals were granted options to purchase 360,000 shares of the Company's Class A common stock at $3.34 per share. These options have a 10-year life and are subject to a three-year vesting schedule, pursuant to which one-third of the total number of options granted may be exercised each year. One-third of the options are vested on the date of grant. In the event that, during the contract term, both a change of control occurs, and within six months after such change in control occurs, the employee's employment is terminated by the Company for any reason other than cause, death or retirement, the employee shall be entitled to receive an amount in cash equal to all base salary then and thereafter payable within 30 days of termination. In January 1999, the Company announced a major cost reduction program for the Company's 1999 operating year wherein the compensation of two employees referred to above was reduced 30 percent effective February 1999.

Executive Employment Agreements - On November 1, 1996, the Company entered into employment contracts with three executive officers (one of whom is no longer an executive officer) which expire on December 31, 2001. In January 1999, the contracts were modified as a part of a major cost reduction program announced for the Company. At the same time, one of the execitive officers resigned as the Company's chief executive officer, his employment agreement was canceled, and he entered into a separation agreement pursuant to which he will be paid $250,000 per year for the years ending January 31, 2000 and 2001, and $100,000 for the year ending January 31, 2002. Under the January 1999 modifications, the two remaining officers' salaries were reduced to $297,500 commencing February 1999. In January 2000, the board of directors extended the two remaining contracts at the reduced base compensation until December 31, 2005. Subsequent adjustments in base compensation, if any, will be approved by the board of directors.

In the event that, during the contract term, both a change of control occurs, and within six months after such change in control occurs, the executive's employment is terminated by the Company for any reason other than cause, death, or retirement, the executive shall be entitled to receive an amount in cash equal to all base salary then and thereafter payable within 30 days of termination.

Professional Services Agreements - Effective May 7, 1998, the Company entered into a one-year professional services agreement with a public relations firm. The minimum monthly retainer was $15,000 per month. In connection with this agreement, the firm was granted options to purchase 100,000 shares of Class A common stock at $3.75 per share. The options have a 10-year term and are fully vested. In connection with this transaction, the options were valued at $320,100 using the Black-Scholes pricing model and the resulting charge recorded as consulting expense, of which $106,700 is deferred as of December 31, 1998, and was subsequently recognized over the life of the agreement in 1999.

In December 1999, the Company entered into a professional services agreement with two consulting firms. In connection with these agreements, the Company issued 1,000,000 shares of Class A common stock. The stock was valued at $375,000 using the fair value of the Class A common stock on the date each contract commenced. The resulting charge was recorded as deferred consulting expense which is a reduction in stockholders' equity and will be amortized into general and administrative expense over the subsequent period of service in 2000.

On December 23, 1999, the Company issued warrants to purchase 1,000,000 shares of Class A common stock to professional advisors and consultants. The warrants were valued at $0.26 per share using the Black-Scholes pricing model assuming a risk-free interest rate of 6.33 percent, expected dividend yield of 0 percent; expected exercise life

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


of five years, and expected volatility of 130 percent. The resulting charge was recorded as deferred consulting expense which is a reduction in stockholders' equity and will be amortized into general and administrative expense over the subsequent period of service in 2000.

Operating Lease Agreements - The Company leases certain facilities and equipment used in its operations. The amount of commitments for noncancelable operating leases in effect at December 31, 1999, were as follows:


Years ending December 31,

          2000                $   847,272
          2001                    857,532
          2002                    851,697
          2003                    512,700
          2004                    293,664
               Total          $ 3,362,865

The Company incurred rental expense of $764,930, $829,523 and $416,798 during 1999, 1998 and 1997, respectively, related to these leases.

Effective May 14, 1999, the Company entered into an agreement to sublease 10,224 square feet of its Draper, Utah facility to an unrelated third party. The agreement requires the sublessee to pay $13,961 per month, or approximately 40 percent of the Company's monthly obligation under the primary lease agreement, through December 31, 2000. The sublessee has the option to extend the term by two additional three-month periods.

Effective May 25, 1999, the Company entered into an agreement to sublease 8,048 square feet of a total 10,048 square feet of its Cupertino, California facility to an unrelated third party. The remaining 2,000 square feet occupied by the Company may be turned over to the sublessee no sooner than six months nor later than nine months from the commencement of the sublease. The agreement requires the sublessee to pay $28,346 per month, or approximately 80 percent of the Company's obligation under the primary lease agreement through, the six to nine month period of reduced occupancy by the Company and 100 percent thereafter through May 31, 2003.

AcuVoice - In connection with the AcuVoice acquisition, AcuVoice and its founder made certain representations and warranties to the Company. One of those representations focused on the scope of a license agreement previously entered into by AcuVoice and General Magic for use by General Magic of AcuVoice's text-to-speech software in General Magic's Serengeti product. After the AcuVoice acquisition closed, the Company determined that AcuVoice and its founder had breached the representation concerning the General Magic license agreement. Under the terms of the AcuVoice acquisition agreement, on March 12, 1999, the Company submitted a claim for the 80,000 shares deposited into the escrow account by the former stockholders of AcuVoice. The founder, as agent for the former stockholders of AcuVoice, denied the claim. The Company is presently preparing a response to the founder's denial of the claim. If the founder continues to deny the claim after review of the Company's response, the Company will seek to arbitrate its claim pursuant to the terms of the AcuVoice acquisition agreement. The Company is presently considering other possible remedies against the founder and the other former directors of AcuVoice.

Forgiveness of Trade Payables and Accrued Interest - During 1999, the Company negotiated reductions of $526,697 in amounts due various trade vendors. Additionally, the Company negotiated reductions of $229,055 in accrued interest owed to certain note holders. These amounts have been accounted for as extraordinary items in the

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


accompanying consolidated statements of operations.

 17. LITIGATION

Oregon Graduate Institute - On July 28, 1999, Oregon Graduate Institute ("OGI") filed a notice of default, demand for mediation and demand for arbitration with the American Arbitration Association. In its demand, OGI asserted that the Company was in default under three separate agreements between the Company and OGI in the total amount of $175,000. On September 23, 1999, the Company responded to OGI's demand and denied the existence of a default under the three agreements identified by OGI. Moreover, the Company asserted a counterclaim before the American Arbitration Association against OGI in an amount not less than $250,000. Neither OGI nor the Company have undertaken any discovery. However, a hearing date has been set for August 8, 2000. The Company believes the OGI arbitration claim is without merit, and management intends to vigorously press its counterclaim against OGI.

Papyrus - After the Papyrus acquisition closed, the Company investigated some of the representations and warranties made by Papyrus to induce the Company to acquire Papyrus. The Company determined that certain of the representations made by Papyrus and their executive officers were inaccurate. At about the same time, the Company began negotiations with the former executive officers of Papyrus, which negotiations, among other things, included discussions regarding rescission of the Papyrus acquisition. On February 26, 1999, the Company filed an action against Papyrus in the United States District Court for the District of Utah, Central Division (the "Utah Action"). In the Utah Action, the Company alleged claims for misrepresentation, negligent misrepresentation, breach of contract, breach of the implied covenant of good faith and fair dealing and rescission. On March 11, 1999, three of the former shareholders of Papyrus filed an action against the Company in the United States District Court for the District of Massachusetts (the "Massachusetts Action"), alleging a default under the terms of the promissory notes issued to them in connection with the Papyrus Acquisition. On April 2, 1999, the three former Papyrus shareholders filed an amended complaint against the Company seeking additional remedies including violation of Massachusetts unfair and deceptive acts and practices statutes and copyright infringement. On April 8, 1999, a fourth former Papyrus shareholder filed an action against the Company alleging a default under the terms of the promissory notes issued to him in connection with the Papyrus acquisition and seeking additional remedies including violation of Massachusetts unfair and deceptive acts and practices statutes and copyright infringement. Subsequently, the Company has entered into agreements with the four former Papyrus shareholders for dismissal of the actions and cancellation of the promissory notes upon payment to the former shareholders of $1,122,209 (the "Settlement Payment") an amount equal to approximately 73 percent of the balance due them under the notes issued to them in the Papyrus acquisition, and return for cancellation by the Company of 970,586 shares of restricted Class A common stock issued to them in the Papyrus acquisition. Payment was made in September 1999, the shares were returned and canceled and the lawsuits have been dismissed. The cancellation of returned shares is reflected in the accompanying consolidated financial statements as a reduction of goodwill.

Other - In addition to the proceeding commenced by OGI, the Company is involved in various lawsuits, claims and proceedings arising in the ordinary course of business. Management believes the ultimate disposition of such matters will not materially affect the consolidated financial position or results of operations of the Company.

18.  EMPLOYEE PROFIT SHARING PLAN

The Company has a 401(k) profit sharing plan covering essentially all of its full-time employees. Under the plan, employees may reduce their salaries, in amounts allowed by law, and contribute the salary reduction amount to the plan on a pretax basis. The plan also allows the Company to make matching and profit sharing contributions as determined by the board of directors. To date, no matching or profit sharing contributions have been made by the

                                Fonix Corporation
                          (A Development Stage Company)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Company.

19.  SIGNIFICANT CUSTOMERS

All of the Company's revenues for 1999 and 1998 were sourced from the United States. Of the $439,507 in revenues for 1999, $209,401 was from one customer, General Magic. Of the $2,604,724 in revenues for 1998, $2,368,138 was from one customer, Siemens. The remaining revenues in 1998 were primarily from the sale of TTS and HWR applications and licenses, with no single customer representing more than 10 percent of the Company's total revenues.

20.  SUBSEQUENT EVENTS

Series F Convertible Preferred Stock - Subsequent to December 31, 1999, the Company received an additional $1,750,000 in cash in connection with the sale of 290,000 shares of Series F preferred stock, bringing the total cash received to $2,750,000 (see Note 9).

Series G Convertible Preferred Stock -The Company has recently entered into an agreement with investors whereby it intends to sell to the investors up to 250,000 shares of its Series G convertible preferred stock, in return for payment of up to $5,000,000. It is anticipated that the Series G preferred stock will be convertible into shares of Class A common stock at a price of $1.50 per share during the first 90 days following the closing of the transaction, and thereafter at a price equal to 85% of the average of the three lowest closing bid prices in the 20-day trading period prior to the conversion of the Series G preferred stock. The Company anticipates that the investors will receive registration rights which will require the Company to file a registration statement covering the shares underlying the Series G preferred stock, and that the Company will have the option of redeeming any outstanding Series G preferred stock. Although the Company has received approximately $1,250,000 through April 10, 2000 as advances in connection with this financing, the securities purchase agreement has not been signed. Accordingly, the terms may ultimately differ from those described.

Issuance and Exercise of Stock Options - Subsequent to December 31, 1999, the Company granted a total of 2,529,400 stock options to various employees of the Company. These options have 10-year lives and exercise prices of $0.28 per share, except 1,500 options at $0.88 per share and 250,000 options at $0.55 per share. Of these options, 2,339,000 vest on March 31, 2000 and the balance vest over the three years subsequent to issuance. Subsequent to December 31, 1999 through April 10, 2000, 502,228 shares of Class A common stock have been issued pursuant to the exercise of stock options and stock appreciation rights.

In February 2000, the Company entered into an agreement to purchase froman executive officer and director of the Company all of his rights and interests in certain methods and apparatus for integrated voice and pen input for use in computer systems. In payment for this technology, the Company granted the executive officer 600,000 warrants to purchase the Company's Class A common stock at an exercise price of $1.00 per share. The warrants expire February 10, 2010. Also, the Company granted the executive officer the right to repurchase the technology from the Company at fair market value if the Company subsequently determines not to commercialize the pen/voice technologies or products.

Issuance of Warrants - On January 19, 2000, the Company issued warrants for the purchase of 300,000 shares of Class A common stock for services rendered by a professional services firm. The warrants have a three year life, an exercise prices ranging from $0.28 to $1.50 per share and vest as follows: 100,000 warrants on March 21, 2000, 100,000 warrants on September 30, 2000, and 100,000 warrants on December 31, 2000.

                       Fonix Corporation and Subsidiaries
                          [A Development Stage Company]

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Unaudited)

ASSETS
                                                                                               March 31,       December 31,
                                                                                                 2000             1999
                                                                                            ---------------- ----------------
Current assets:
      Cash and cash equivalents                                                             $       335,976  $       232,152
      Accounts receivable, net of allowance for doubtful accounts of $20,000
          in 2000 and 1999                                                                           14,234          184,901
      Prepaid expenses                                                                              195,777           51,747
      Interest and other receivables                                                                 16,714           10,539
      Inventory                                                                                       1,037            1,546
                                                                                            ---------------- ----------------

           Total current assets                                                                     563,738          480,885

Funds held in escrow                                                                              2,062,457        2,038,003

Property and equipment, net of accumulated depreciation of $2,117,635
     and $1,938,494, respectively                                                                   980,652        1,148,802

Intangible assets, net of accumulated amortization of $5,007,816 and
     $4,392,457, respectively                                                                    14,784,234       15,399,593

Other assets                                                                                        105,570          105,864
                                                                                            ---------------- ----------------

           Total assets                                                                     $    18,496,651  $    19,173,147
                                                                                            ================ ================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
      Advances                                                                              $     1,250,000  $     1,000,000
      Notes payable - related parties                                                                77,625           77,625
      Accounts payable                                                                            1,017,768        1,359,040
      Accrued liabilities                                                                           486,085          857,033
      Accrued liabilities - related parties                                                       1,751,633        1,814,134
      Income taxes payable                                                                           22,394           50,000
      Deferred revenues                                                                             124,726          127,849
                                                                                            ---------------- ----------------

           Total current liabilities                                                              4,730,231        5,285,681

Series C convertible debentures                                                                       3,000        3,971,107
                                                                                            ---------------- ----------------

           Total liabilities                                                                      4,733,231        9,256,788
                                                                                            ---------------- ----------------

Common stock and related repricing rights subject to redemption; 1,801,802 shares and
      repricing rights outstanding in 1999                                                                -        1,830,000
                                                                                            ---------------- ----------------

Commitments and contingencies (Notes 6, 10 and 11)

Stockholders' equity:
      Preferred stock, $.0001 par value;  50,000,000 shares authorized:
           Series A, convertible; 166,667 shares outstanding
             (aggregate liquidation preference of $6,055,012)                                       500,000          500,000
           Series D, 4% cumulative convertible; 164,500 and 381,723 shares outstanding, respectively
             (aggregate liquidation preference of $3,501,291)                                     3,955,318        9,095,910
      Common stock, $.0001 par value; 300,000,000 shares authorized:
           Class A voting, 163,992,151 and 123,535,325 shares outstanding, respectively              16,399           12,353
           Class B non-voting, no shares outstanding                                                      -                -
      Additional paid-in capital                                                                130,712,014      112,769,420
      Outstanding warrants                                                                        4,139,530        2,850,530
      Deferred consulting expense                                                                  (238,393)        (435,051)
      Deficit accumulated during the development stage                                         (125,321,448)    (116,706,803)
                                                                                            ---------------- ----------------

           Total stockholders' equity                                                            13,763,420        8,086,359
                                                                                            ---------------- ----------------

           Total liabilities and stockholders' equity                                       $    18,496,651  $    19,173,147
                                                                                            ================ ================

     See accompanying notes to condensed consolidated financial statements.

                       Fonix Corporation and Subsidiaries
                          [A Development Stage Company]

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                                                            October 1,
                                                                                                               1993
                                                                               Three Months Ended         (Inception) to
                                                                                    March 31,                March 31,
                                                                        ----------------------------------
                                                                             2000             1999             2000
                                                                        ---------------   --------------  ----------------

Revenues                                                                $       56,447    $      53,806   $     3,100,678
Cost of revenues                                                                 2,948            5,291            63,320
                                                                        ---------------   --------------  ----------------

     Gross margin                                                               53,499           48,515         3,037,358
                                                                        ---------------   --------------  ----------------

Expenses:
     Selling, general and administrative                                     3,338,606        2,745,066        43,901,672
     Product development and research                                        1,450,758        2,512,826        40,357,883
     Amortization of goodwill and purchased core technology                    607,137          657,609         4,908,300
     Purchased in-process research and development                             474,000                -         9,789,000
                                                                        ---------------   --------------  ----------------

         Total expenses                                                      5,870,501        5,915,501        98,956,855
                                                                        ---------------   --------------  ----------------

Loss from operations                                                        (5,817,002)      (5,866,986)      (95,919,497)
                                                                        ---------------   --------------  ----------------

Other income (expense):
     Interest income                                                            30,319           22,046         3,792,430
     Interest expense                                                          (32,447)      (2,226,394)       (8,992,146)
     Other                                                                           -                -          (157,345)
     Cancellation of common stock reset provision                                    -                -        (6,111,577)
                                                                        ---------------   --------------  ----------------

         Total other income (expense), net                                      (2,128)      (2,204,348)      (11,468,638)
                                                                        ---------------   --------------  ----------------

Loss from continuing operations before income tax benefit                   (5,819,130)      (8,071,334)     (107,388,135)

Income tax benefit                                                                   -                -         3,331,895
                                                                        ---------------   --------------  ----------------

Loss from continuing operations                                             (5,819,130)      (8,071,334)     (104,056,240)

Discontinued operations:
     Operating loss of discontinued operations                                       -       (1,223,527)      (12,229,033)
     Gain on disposal of discontinued operations                                     -                -         3,766,646
                                                                        ---------------   --------------  ----------------

Loss before extraordinary items                                             (5,819,130)      (9,294,861)     (112,518,627)

Extraordinary items:
     Loss on extinguishment of debt                                                  -                -          (881,864)
     Gain on forgiveness of debt                                                31,977                -           536,382
                                                                        ---------------   --------------  ----------------

Net loss                                                                $   (5,787,153)   $  (9,294,861)  $  (112,864,109)
                                                                        ===============   ==============  ================


Basic and diluted net loss per common share                             $        (0.06)   $       (0.16)
                                                                        ===============   ==============

     See accompanying notes to condensed consolidated financial statements.

                       Fonix Corporation and Subsidiaries
                          [A Development Stage Company]

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                                               October 1,
                                                                                                  1993
                                                                     Three Months Ended       (Inception) to
                                                                          March 31,             March 31,
                                                                ------------------------------
                                                                    2000           1999           2000
                                                                -------------- -------------- --------------
Cash flows from operating activities:
     Net loss                                                   $  (5,787,153) $  (9,294,861) $ (112,864,109)
     Adjustments to reconcile net loss to net cash
       used in operating activities:
       Issuance of common stock for services and patent                     -              -      5,746,961
       Non-cash expense related to issuance of debentures,
         warrants, preferred and common stock                       1,440,658      1,995,760     13,930,921
       Non-cash compensation expense related to issuance
         of stock options                                             842,856         92,565      3,699,771
       Non-cash expense related to issuance of notes payable
          and accrued expense for services                                  -              -        857,000
       Non-cash exchange of notes receivable for services                   -              -        150,000
       Non-cash portion of purchased in-process research
          and development                                                   -              -     13,136,000
       Loss on disposal of property and equipment                           -              -        156,221
       Gain on sale of discontinued operations                              -              -     (3,766,646)
       Depreciation and amortization                                  794,500      1,579,701      9,826,486
       Income tax benefit                                                   -              -     (3,331,895)
       Extraordinary loss on extinguishment of debt                         -              -        881,864
       Extraordinary gain on forgiveness of debt                      (31,977)             -       (536,382)
       Changes in assets and liabilities, net of effects
               of acquisitions:
         Accounts receivable                                          170,667       (926,819)      (223,263)
         Employee advances                                                  -         (3,864)       (59,986)
         Interest and other receivables                                (6,175)       (16,851)       (13,921)
         Inventory                                                        509        (10,684)       (26,873)
         Prepaid expenses                                            (144,030)       (94,058)      (194,877)
         Cash held in escrow                                          (24,454)             -        (62,457)
         Other assets                                                     294            469       (118,607)
         Accounts payable                                            (309,295)       417,024      3,054,104
         Accrued liabilities                                          (35,069)       709,284      1,121,032
         Accrued liabilities - related party                          (62,501)       259,135      1,228,443
         Income taxes payable                                         (27,606)             -        (27,606)
         Deferred revenues                                             (3,123)       150,432        710,385
                                                                -------------- -------------- --------------

       Net cash used in operating activities                       (3,181,899)    (5,142,767)   (66,727,434)
                                                                -------------- -------------- --------------

Cash flows from investing activities, net of effects
          of acquisitions:
     Proceeds from sale of discontinued operations                          -              -     21,805,982
     Acquisition of subsidiaries, net of cash acquired                      -              -    (15,323,173)
     Proceeds from sale of property and equipment                           -              -         50,000
     Purchase of property and equipment                               (10,991)       (38,025)    (3,446,551)
     Investment in intangible assets                                        -              -       (164,460)
     Issuance of notes receivable                                           -              -     (3,228,600)
     Payments received on notes receivable                                  -        245,000      2,128,600
                                                                -------------- -------------- --------------

       Net cash provided by (used in) investing activities            (10,991)       206,975      1,821,798
                                                                -------------- -------------- --------------

Cash flows from financing activities:
     Bank overdraft                                                         -         29,848              -
     Advances                                                       1,250,000              -      2,250,000
     Payment of revolving note payable                                      -    (19,988,193)       (49,250)
     Payment of revolving note payable - related parties                    -     (1,506,309)    (7,813,537)
     Proceeds from other notes payable                                      -              -      9,865,427
     Payments on other notes payable                                        -              -     (9,567,806)
     Principal payments on capital lease obligation                         -        (14,448)      (153,390)
     Proceeds from issuance of convertible debentures, net                  -      6,446,240      9,439,240
     Proceeds from sale of warrants                                         -              -      1,511,168
     Proceeds from sale of common stock, net                                -              -     38,175,700
     Proceeds from exercise of stock options                          296,714              -        296,714
     Proceeds from sale of preferred stock, net                     1,750,000              -     19,457,346
     Proceeds from sale of common stock and related
          repricing rights subject to redemption, net                       -              -      1,830,000
                                                                -------------- -------------- --------------

       Net cash provided by (used in) financing activities          3,296,714    (15,032,862)    65,241,612
                                                                ----------------------------- --------------

Net (decrease) increase in cash and cash equivalents                  103,824    (19,968,654)       335,976

Cash and cash equivalents at beginning of period                      232,152     20,045,539              -
                                                                -------------- -------------- --------------

Cash and cash equivalents at end of period                      $     335,976  $      76,885  $     335,976
                                                                ============== ============== ==============

     See accompanying notes to condensed consolidated financial statements.

                       Fonix Corporation and Subsidiaries
                          [A Development Stage Company]

           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
                                   (Unaudited)


                                                                                    October 1,
                                                                                       1993
                                                                                   (Inception) to
                                                       Three Months Ended March 31, March 31,
                                                       ----------------------------
Supplemental disclosure of cash flow information:          2000          1999          2000
                                                       -------------- ------------ -------------

       Cash paid during the period for interest        $           -  $   142,701  $  4,616,701
       Cash paid during the period for income taxes    $      27,606  $         -  $     27,606

Supplemental Schedule of Non-cash Investing and Financing Activities:

       For the Three Months Ended March 31, 2000:

     Preferred stock dividends of $77,493 were accrued on Series D and Series F preferred stock.

     A total of 217,223 shares of Series D preferred stock and related dividends of $255,600 were converted into 15,436,378 shares of Class A common stock.

     A total of 290,000 shares of Series F preferred stock and related dividends of $2,773,711, including $2,750,000 related to the beneficial conversion feature recorded upon issuance, were converted into 7,764,948 shares of Class A common stock.

     The Company issued warrants for 600,000 shares of Class A common stock, valued at $474,000, to an executive officer and director of the Company as consideration for the rights to certain pen and voice input technology.

     The Company issued 228,364 shares of Class A common stock to two former directors of the Company upon the exercise of 400,000 options.

     A total of $3,968,107 in principal of Series C convertible debentures and related interest of $290,879 were converted into 10,382,901 shares of Class A common stock.

     The Company issued 4,568,569 shares of Class A common stock upon the exercise of repricing rights associated with the common stock subject to redemption.

     The Company issued warrants to purchase 300,000 shares of Class A common stock in satisfaction of an obligation of $45,000 incurred for consulting services performed in 1999.

     For the Three Months Ended March 31, 1999:

     The Company entered into a capital lease obligation for equipment in the amount of $34,945.

     Advances to employees totaling $59,986 were applied as payments on a related-party note payable.

     A total of 143,230 shares previously pledged to a bank by certain officers and directors of the Company as collateral for Company credit card debt were sold by the bank and the proceeds were used to pay the debt and the related accrued interest in full totaling $244,824.

     Preferred stock dividends of $905,090 were recorded related to the beneficial conversion features of convertible preferred stock.

     Preferred stock dividends of $222,471 were accrued on convertible preferred stock.

     A total of 17,500 shares of Series D convertible preferred stock and related dividends of $5,833 were converted into 426,464 shares of Class A common stock.

     A total of 45,072 shares of Series E convertible preferred stock and related dividends of $12,019 were converted into 1,086,531 shares of Class A common stock.


     See accompanying notes to condensed consolidated financial statements.

                                Fonix Corporation
                          (A Development Stage Company)
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)
1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The accompanying unaudited condensed consolidated financial statements of Fonix Corporation and subsidiaries (collectively, the "Company" or "Fonix") have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the following disclosures are adequate to make the information presented not misleading.

These condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments) that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the periods presented. The Company's business strategy is not without risk, and readers of these condensed consolidated financial statements should carefully consider the risks set forth under the heading "Certain Significant Risk Factors" in the Company's 1999 Annual Report on Form 10-K.

Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the year ending December 31, 2000. The Company suggests that these condensed consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1999.

Reclassifications - Certain reclassifications have been made in the prior period condensed consolidated financial statements to conform with the current period presentation.

Net Loss Per Common Share - Basic and diluted net loss per common share are calculated by dividing net loss attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. At March 31, 2000 and 1999, there were outstanding common stock equivalents to purchase 22,415,316 and 44,358,188 shares of common stock, respectively, that were not included in the computation of diluted net loss per common share as their effect would have been anti-dilutive, thereby decreasing the net loss per common share.

The following table is a reconciliation of the net loss numerator of basic and diluted net loss per common share for the three months ended March 31, 2000 and 1999:

                                                        2000                          1999
                                             ----------------------------  ----------------------------
                                                               Per Share                     Per Share
                                                                 Amount                       Amount
                                                  Amount                       Amount
Net loss                                     $    (5,819,130)              $   (9,294,861)
Preferred stock dividends                         (2,827,492)                  (1,127,561)
                                             ----------------              ---------------
Net loss from operations attributable
to common stockholders                            (8,646,622)                 (10,422,422)

Extraordinary items                                   31,977          -                 -
                                             ----------------   ---------  ---------------
Net loss attributable to
common shareholders                          $    (8,614,645)   $  (0.06)  $  (10,422,422)    $  (0.16)
                                             ================   =========  ===============    =========
Weighted average common
shares outstanding                               143,972,217                   64,476,886
                                             ================              ===============


2.  DISCONTINUED OPERATIONS

On September 1, 1999, the Company completed the sale of the operations and a significant portion of the assets of its HealthCare Solutions Group ("HSG") to Lernout & Hauspie Speech Products N.V. ("L&H"), an unrelated third party. Upon the closing of the sale, the Company discontinued the operations of HSG. The results of operations of HSG have been reported separately as discontinued operations in the accompanying March 31, 1999 and inception to date condensed consolidated statements of operations.

3.  INTANGIBLE ASSETS

Intangible assets consist of purchased core technology and goodwill in connection with the acquisition of AcuVoice Inc. ("AcuVoice") and the Papyrus companies (collectively "Papyrus") and direct costs incurred by the Company in applying for patents covering its technologies. Amortization is computed on a straight-line basis over the estimated useful lives ranging from five to eight years. Total accumulated amortization was $5,007,816 and $4,392,457 at March 31, 2000 and December 31, 1999, respectively.

The carrying values of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. In that event, the Company would project cash flows to be generated from the use of the asset and its eventual disposition over the remaining life of the asset. If the projections indicated that the cost in excess of the net asset would not be recoverable, the Company's carrying value of the asset would be reduced by the estimated excess of the value over the projected cash flows. The Company assesses impairment of long-lived assets at the lowest level for which there are identifiable cash flows that are independent of other groups of assets. As of March 31, 2000, the Company does not believe any of its long-lived assets are impaired. However, the amount of goodwill and other long-lived assets considered realizable could be reduced in the near term based on changing conditions and the Company's ability to fund further marketing and development of its products and technologies.

4.  RELATED-PARTY NOTES PAYABLE

The Company had unsecured demand notes payable to former Papyrus stockholders in the aggregate amount of $1,710,000, which notes were issued in connection with the acquisition of Papyrus in 1998. The notes were payable in various installments from February 28, 1999 through September 30, 1999. In April 1999, the Company entered into agreements with five former Papyrus shareholders to reduce the aggregate amounts payable to them under these notes from $1,632,375 to $1,188,909. Of this amount, $1,111,284 was paid in September 1999. A balance of $77,625 remains outstanding as of March 31, 2000. The note holders have made no demand for payment.

5.  SERIES C CONVERTIBLE DEBENTURES

During the three months ended March 31, 2000, holders of the Company's Series C convertible debentures converted $3,968,107 of principal together with interest accrued thereon into 10,382,901 shares of Class A common stock. The remaining $3,000 of principal was converted April 5, 2000 into 2,463 shares of Class A common stock.

6.  PREFERRED STOCK

Series D Preferred Stock - During the three months ended March 31, 2000, 217,223 shares of Series D convertible preferred stock together with related accrued dividends of $255,600 were converted into 15,436,378 shares of Class A common stock. As of March 31, 2000, 164,500 shares of Series D preferred stock remain outstanding.

Series F Convertible Preferred Stock - Effective February 1, 2000, the Company entered into an agreement with five investors whereby it sold a total of 290,000 shares of its Series F convertible preferred stock for $2,750,000 in cash.

Dividends accrued on the stated value ($20 per share) of Series F convertible preferred stock at a rate of six percent per year, were payable annually or upon conversion, in cash or common stock, at the option of the Company, and were convertible into shares of Class A common stock at any time at the holders' option. The Series F convertible preferred stock was convertible into shares of Class A common stock at a price of $0.75 per share during the first 90 days following the close of the transaction, and thereafter at a price equal to 85 percent of the average of the three lowest closing bid prices in the 20-day trading period prior to the conversion of the Series F convertible preferred stock. Using the conversion terms most beneficial to the holders, the Company recorded a preferred stock dividend of $2,750,000 for the beneficial conversion feature related to these shares on the date the Series F convertible preferred stock was issued. Subsequent to February 1, 2000, all shares of Series F convertible preferred stock and related accrued dividends, were converted into 7,764,948 shares of Class A common stock.

Series G Preferred Stock - The Company has entered into an agreement whereby it intends to sell to investors up to 250,000 shares of its Series G convertible preferred stock for payment of up to $5,000,000 in cash. It is anticipated that the Series G convertible preferred stock will be convertible into shares of Class A common stock at a price of $1.25 per share during the first 90 days following the closing of the transaction, and thereafter at a price equal to 85% of the average of the three lowest closing bid prices in the 20-day trading period prior to the conversion of the Series G convertible preferred stock. The Company anticipates that the investors will receive registration rights which will require the Company to file a registration statement covering the shares underlying the Series G convertible preferred stock, and that the Company will have the option of redeeming any outstanding Series G convertible preferred stock. Although the Company has received advances in connection with this financing aggregating approximately $1,250,000 through March 31, 2000, and an additional $750,000 subsequent to that date, the securities purchase agreement has not been executed. Accordingly, the final terms may differ from those described above.

7.  COMMON STOCK AND COMMON STOCK SUBJECT TO REDEMPTION

Class A Common Stock Issued - During the three months ended March 31, 2000, 33,584,227 shares of Class A common stock were issued in connection with conversions of debentures and preferred stock (see Notes 5 and 6). Also during the same period, 502,228 shares of Class A common stock were issued as a result of the exercise of stock options and stock appreciation rights.

Common Stock Subject to Redemption - On February 14, 2000, the holder of the Repricing Rights converted its rights into 4,568,569 shares of Class A common stock and subsequently sold all the shares. Simultaneously, the initial shares of Class A common stock subject to the Repurchase Rights were sold. Because the Company has no further obligation under the Repricing Rights or the Repurchase Rights as a result of these transactions, $1,830,000 reflected as "common stock and related repricing rights subject to redemption" at December 31, 1999 has been reclassified to Stockholders' Equity as an increase to Class A common stock and additional paid-in capital.

Common Stock Options - On January 31, 2000, the board of directors approved an increase of 10,000,000 shares to be available under the Company's 1998 Employee Incentive and Stock Option Plan. A registration statement on Form S-8 covering these additional shares was filed with the Securities and Exchange Commission and declared effective on February 14, 2000. During the three months ended March 31, 2000, the Company granted 2,529,400 options to purchase shares of Class A common stock at exercise prices ranging from $0.28 to $0.88 per share. The term of all options granted during this three-month period is ten years from the date of grant. Of the stock options granted, options to purchase 2,339,000 shares vested March 31, 2000, and the balance vest over the three years following issuance. Of the total granted, 197,000 were issued to consultants for services performed for the Company and were recorded as consulting expense in the amount of $53,190, based upon the fair market value determined using the Black-Scholes pricing model. The remainder of the options were granted to employees and had a weighted average fair market value of $0.30 per share using the Black-Scholes pricing model. Had compensation expense for these options been recorded in accordance with the method prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company's net loss would have been $9,183,885 or $0.06 per share for the three months ended March 31, 2000. As of March 31, 2000, the Company had a total of 16,170,334 options to purchase Class A common shares outstanding.

Warrants - On January 19, 2000, the Company issued warrants for the purchase of 300,000 shares of Class A common stock for services rendered by a professional services firm. The warrants have a three year life, exercise prices ranging from $0.28 to $1.25 per share and vest as follows: 100,000 in March 2000 and 200,000 in September 2000. The warrants were valued at $45,000 using the Black-Scholes pricing model and were issued in satisfaction of an obligation that was recorded in December 1999.

In February 2000, the Company entered into an agreement with an executive officer and director of the Company to purchase, all of his rights and interests in certain methods and apparatus for integrated voice and pen input for use in computer systems. In consideration for this technology, the Company granted the executive officer warrants to purchase 600,000 shares of the Company's Class A common stock at an exercise price of $1.00 per share. The warrants are immediately exercisable and expire February 10, 2010. The warrants were valued at $0.79 per share and were recorded as purchased in-process research and development. The Company granted the executive officer the right to repurchase the technology from the Company at fair market value if the Company subsequently determines not to commercialize the pen/voice technologies or products.

8.  RELATED-PARTY  TRANSACTIONS

The Company rents office space from Studdert Companies Corporation ("SCC") under a sublease that is guaranteed by two officers and directors of the Company who are also officers, owners and directors of SCC. The sublease monthly payments are $10,368. The Company believes the terms of the sublease are at least as favorable as the terms that could have been obtained from an unaffiliated third party in a similar transaction.

9.  PRODUCT DEVELOPMENT AND RESEARCH

Synergetics - Prior to March 1997, the Company's scientific research and development activities were conducted solely by a third party, Synergetics, Inc., pursuant to product development and assignment contracts (collectively, the "Synergetics Agreement"). Under that arrangement, Synergetics provided personnel and facilities to conduct research and product development activities. The Company financed the Synergetics research and development activities on an as-required basis and the Company was obligated to pay to Synergetics a royalty of 10 percent (the "Royalty") of net revenues from sales of products incorporating Synergetics' "VoiceBox" technology as well as technology derivative thereof. Synergetics compensated its developers and others contributing to the development effort, in part, by granting "Project Shares" to share in a portion of the Royalty received by Synergetics. On April 6, 1998, the Company and Synergetics entered into a Royalty Modification Agreement whereby the Company agreed to offer an aggregate of 4,800,000 non-transferable Class A common stock purchase warrants to the holders of the Project Shares in consideration for which Synergetics agreed to cancel any further obligation on the part of the Company to pay the Royalty. The exercise price of the warrants was to be $10 per share and the warrants would not be exercisable until the first to occur of (1) the date that the per share closing bid price of the Class A common stock was equal to or greater than $37.50 per share for a period of 15 consecutive trading days, or (2) September 30, 2000. Effective March 31, 2000, the Company and Synergetics entered into a Restated Royalty Modification Agreement whereby the Company agreed to pay Synergetics $28,000 (the "Cancellation Amount") to cancel the obligation of the Company to pay the Royalty or issue the 4,800,000 warrants. The Company has paid the Cancellation Amount to Synergetics and the Royalty and warrant obligations have been canceled. The Company has no further obligations to Synergetics.

IMC2 - In March 1998, the Company entered into a professional services agreement with IMC2 Corporation ("IMC2") a research and development entity, to assist in the continuing development of specific automated speech recognition technologies. The president of IMC2 is also the president of Synergetics. The professional services agreement is for a term of 36 months and requires the Company to make monthly payments of $22,000. Under the terms of the agreement, the Company expended a total of $66,000 in each of the three-month periods ended March 31, 2000 and 1999.

10.  COMMITMENTS AND CONTINGENCIES

Employment Agreements - In January 1998, the Company entered into an employment contract with an employee which expires in January 2001. The minimum annual salary payments required by this contract totaled $180,000. In connection with this agreement, the employee was granted options to purchase 175,000 shares of the Company's Class A common stock at $3.34 per share. These options have a ten-year life and are subject to a two-year vesting schedule, pursuant to which one-third of the total number of options granted vested on the date of grant and one-third vested each year thereafter. In the event that, during the contract term, both a change of control occurs, and within six months after such change in control occurs, the employee's services are terminated by the Company for any reason other than cause, death or retirement, the employee shall be entitled to receive an amount in cash equal to all base salary then and thereafter payable within 30 days of termination. In January 1999, the Company announced a cost reduction program for the Company's 1999 operating year wherein the employee agreed that the compensation would be reduced 30 percent effective February 1999. This level of compensation has continued through March 31, 2000.

Executive Employment Agreements - On November 1, 1996, the Company entered into employment contracts with three executive officers (one of whom, Stephen M. Studdert, is no longer an executive officer) which expire on December 31, 2001. The annual base salary pursuant to the contracts with each executive officer for the year ended December 31, 1999 is $425,000. However, in connection with the Company's cost reduction program, the two remaining executive officers agreed that their annual compensation be reduced to $297,500 commencing February 1999. At the same time, Mr. Studdert resigned as the Company's chief executive officer and entered into a separation agreement pursuant to which Mr. Studdert will be paid $250,000 per year through January 31, 2001 and $100,000 for the 12 months ending January 31, 2002. His employment contract was canceled. In January 2000, the board of directors extended the two remaining contracts at the reduced base compensation until December 31, 2005. Subsequent adjustments in base compensation, if any, will be approved by the board of directors.

In January 1998, the Company entered into an employment contract with another executive officer which expires in January 2001. The minimum annual salary payments required by this contracts totaled $225,000. In connection with this agreement, this executive officer was granted options to purchase 180,000 shares of the Company's Class A common stock at $3.34 per share. These options have a ten-year life and are subject to a two-year vesting schedule, pursuant to which one-third of the total number of options granted are vested on the date of grant and one-third vests each year thereafter. In the event that, during the contract term, both a change of control occurs, and within six months after such change in control occurs, the executive officer's services are terminated by the Company for any reason other than cause, death or retirement, the executive officer shall be entitled to receive an amount in cash equal to all base salary then and thereafter payable within 30 days of termination. In January 1999, the Company announced a cost reduction program for the Company's 1999 operating year wherein the executive officer agreed that his compensation would be reduced 30 percent effective February 1999. This level of compensation has continued through March 31, 2000.


11. LITIGATION

Oregon Graduate Institute - On July 28, 1999, Oregon Graduate Institute ("OGI") filed a notice of default, demand for mediation and demand for arbitration with the American Arbitration Association. In its demand, OGI asserted that the Company was in default under three separate agreements between the Company and OGI in the total amount of $175,000. On September 23, 1999, the Company responded to OGI's demand and denied the existence of a default under the three agreements identified by OGI. Moreover, the Company asserted a counterclaim before the American Arbitration Association against OGI in an amount not less than $250,000. Neither OGI nor the Company have undertaken any discovery. However, a hearing date has been set for August 8, 2000. The Company believes the OGI arbitration claim is without merit, and management intends to vigorously pursue its counterclaim against OGI.

The Company is involved in other lawsuits, claims and actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters will not materially affect the consolidated financial position or results of operations of the Company.